Exhibit 99.1

TABLE OF CONTENTS

1.	General description	3

2.	Risk factors	6

3.	Summary of main terms of the Bond	10

4.	Terms of the Bond	13

4.1	Interpretation	13

4.2	Status	13

4.3	Adherence to Intercreditor Deed and Subordination Agreement	13

4.4	Total amount, Form and Denomination	13

4.5	Closed Periods	14

4.6	Coupon	14

4.7	General Covenants	14

4.8	Conversion	34

4.9	Representations and Warranties of each Bondholder	41

4.10	Undertakings	43

4.11	Payments	45

4.12	Redemption, Purchase and Cancellation	46

4.13	Taxation	49

4.14	Events of Default	52

4.15	Meeting of Bondholders and Modifications	55

4.16	Waiver	56

1. GENERAL DESCRIPTION

This description is published in relation to the listing of a Convertible Bond Instrument, denominated in ISK, issued by Alvotech société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register under number B258884 (registered in Iceland under registration no. 671221-9740) (“Alvotech” or “Issuer”) on Nasdaq First North Growth Market Iceland (“First North”) (the “Bond” or the “Bonds”) (this document referred to as the “Company Description”). The intention is to have the Bond admitted for trading on First North before 9 February 2023. Once the Bond has been admitted to trading on First North a public announcement will be published. The Bond will be marked and traded under ALVCVB251220, ISIN IS0000034858. The Bond is subject to dematerialised registration in accordance with Act no. 7/2022 on Central Securities Depositories, Settlement and Electronic Title to Securities, Nasdaq CSD Iceland is the central securities depository for the Bond. The Bond was originally issued in December 2022, following a private placement directed only at qualified investors.

The main purpose of the listing is to attract new investors to create a diverse group of investors and to allow for a trading platform that the Issuer believes to be a better option for investors in terms of asset classification, disclosure, and transparency.

Information on the Issuer can found on the Issuer´s website- https://investors.alvotech.com/ and in the Issuer latest prospectus, dated 2 December 2022, relating to the admission to trading of the Issuer´s share to the regulated market of Nasdaq Iceland:—https://investors.alvotech.com/static-files/d2085fd3-6f46-454c-a5bd-e7785e0c55f8

IMPORTANT INFORMATION

Nasdaq First North Growth Market is a registered SME growth market, in accordance with the Directive on Markets in Financial Instruments (EU 2014/65) as implemented in the national legislation of Iceland, Denmark, Finland and Sweden, operated by an exchange within the Nasdaq Group. Issuers on Nasdaq First North Growth Market are not subject to all the same rules as issuers on a regulated main market, as defined in EU legislation (as implemented in national law). Instead, they are subject to a less extensive set of rules and regulations adjusted to growth companies. The risk inherent with investing in an issuer on Nasdaq First North Growth Market may therefore be higher than investing in an issuer on the main market. The respective Nasdaq exchange approves the application for admission to trading.

This Company Description does not constitute a prospectus under the Icelandic Act, no. 14/2020, on prospectus for securities when offered to the public or admitted to trading on a regulated market, nor under Regulation (EU) 2017/1129 of the European Parliament and of the Council. The Company Description has been drawn up under the responsibility of the Company and has been reviewed by Nasdaq Iceland hf., as the operator of First North Iceland.

This Company Description is accurate as of the date of this Company Description. The Issuer accepts responsibility for the information contained in this Company Description. To the best of the knowledge of the Issuer, the information contained in this Company Description is in accordance with the facts and does not omit anything likely to affect the import of such information. No person is or has been authorised by the Issuer to give any information or to make any representation not contained in or not consistent with this Company Description or any other information supplied in connection with the Bond and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer. Neither this Company Description nor any other information supplied in connection with the Bond (a) is intended to provide the basis of any credit or other evaluation or (b) should be considered as a recommendation by the Issuer that any recipient of this Company Description or any other information supplied in connection with the Bond should purchase the Bond. Each investor contemplating purchasing the Bond should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer.

Neither this Company Description nor any other information supplied in connection with the Bond constitutes an offer or invitation by or on behalf of the Issuer to any person to subscribe for or to purchase the Bond. Neither the delivery of this Company Description nor the offering, sale or delivery of the Bond shall in any circumstances imply that the information contained herein concerning the Issuer is correct at any time sub-sequent to the date hereof.

This Company Description may only be used for the purposes for which it has been published. This Company Description does not constitute an offer to sell or the solicitation of an offer to buy the Bond in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Company Description and the offer or sale of the Bond may be restricted by law in certain jurisdictions. The Issuer does not represent that this Company Description may be lawfully distributed, or that the Bond may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer which is intended to permit a public offering of the Bond or distribution of this Company Description in any jurisdiction where action for that purpose is required. Accordingly, the Bond may not be offered or sold, directly or indirectly, and neither this Company Description nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Company Description or the Bond may come must inform themselves about, and observe, any such restrictions on the distribution of this Company Description and the offering and sale of the Bond.

This Company Description has been prepared on a basis that the Bond has a denomination which is greater than €100,000 (or its equivalent in any other currency) resulting in an exemption from the obligation under the Prospectus Regulation to publish a prospectus. Accordingly, any person making or intending to make an offer of the Bond in the relevant Member State may only do so in circumstances in which no obligation arises for the Issuer to publish a prospectus pursuant to the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. The Issuer has not authorised, nor will it authorise, the making of any offer of the Bond in circumstances in which an obligation arises for the Issuer to publish or supplement a prospectus for such offer.

The Bond may not be a suitable investment for all investors. An investment in the Issuer´s Bonds involves certain risks. Each potential investor in the Bond must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor may wish to consider, either on its own or with the help of its financial and other professional advisers, whether it: (i) has sufficient knowledge and experience to make a meaningful evaluation of the Bond, the merits and risks of investing in the Bond and the information contained or incorporated by reference in this Company Description or any applicable supplement; (ii) has access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Bond and the impact the Bond will have on its overall investment portfolio; (iii) has sufficient financial resources and liquidity to bear all of the risks of an investment in the Bond, including if the Bond’s currency for principal or interest payments is different from the potential investor’s currency; (iv) understands thoroughly the terms of the Bond and is familiar with the behaviour of financial markets; and (v) is able to evaluate possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Legal investment considerations may restrict certain investments. The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) the Bond is a legal investment for it, (2) the Bond can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of the Bond. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of the Bond under any applicable risk-based capital or similar rules.

Landsbankinn hf., reg. no. 471008-0280, Austurstræti 11, 155 Reykjavík (“Landsbankinn”) acted as an advisor to the Issuer in connection with the issuance of the Bond and the listing on Nasdaq First North. Landsbankinn received an advisory fee in connection with the issuance and listing of the Bond.

2. RISK FACTORS

Investing in bonds involves a wide range of risks. The value of bonds can either increase or decrease. The investors assume the risk that the Issuer may become insolvent or otherwise be unable to make all payments due in respect of the Bond. There is a wide range of risk factors which individually or together could result in the Issuer becoming unable to make all payments due in respect of the Bonds. The Issuer may not be aware of all relevant factors and certain factors which it currently deems not to be material may become material as a result of the occurrence of events outside the Issuer’s control. Investors are therefore advised to familiarize themselves in detail regarding the main risk factors related to trading with bonds or seek for a professional advice in that regard. Future market conditions are uncertain, and it is not possible for the Issuer to estimate with certainty the probability of incidents or events that may affect market conditions in the future. The possibility also exists that the Issuer cannot meet its obligations, i.a. due to factors not listed specifically herein. Investors and prospective investors are always encouraged to make an independent assessment of the risks involved in investing in the Bond.

The order in which the categories of risk factors are presented does not necessarily reflect the probability of their occurrence or the magnitude of their potential impact, as the categories of risk factors mentioned herein could materialise individually or cumulatively. Any quantification of the significance of each individual category for the Issuer could be misguiding, as other categories of risks factors may materialise to a greater or lesser degree.

FACTORS WHICH ARE MATERIAL FOR THE PURPOSE OF ASSESSING THE RISKS ASSOCIATED WITH THE BOND

The Issuer has the right to redeem the Bond at its option, this may limit the market value of the Bond and an investor may not be able to reinvest the redemption proceeds in a manner which achieves a similar effective return

An optional redemption feature of the Bond including following a Tax Redemption Notice, is likely to limit their market value. During any period when the Issuer may elect to redeem the Bond or when the Issuer is perceived by the market to have a redemption right available to it, the market value of the Bond generally will not rise substantially above the price at which it can be redeemed. This also may be true prior to any redemption period. Potential investors should consider reinvestment risk in light of other investments available at that time. The Issuer may be expected to redeem the Bonds when its cost of borrowing is lower than the interest rate on the Bonds. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Bonds being redeemed and may only be able to do so at a significantly lower rate.

The Issuer’s obligations under the Bond are unsecured and subordinated

Repayment by the Issuer of the Bond prior to the Senior Discharge Date (as defined in the Subordination Agreement) is subject to the consent of the Senior Lender. Therefore, the Bondholders bear the risk that such consent is withheld or delayed which can result in non-payment by the Issuer of the Bond.

On a liquidation, dissolution or winding-up of, or analogous proceedings over the Issuer by way of exercise of public authority all claims in respect of the Bond will rank pari passu without any preference among themselves, rank pari passu with other existing and future unsecured and unsubordinated financial indebtedness of the Issuer, except that the Convertible Bonds would be subordinated to the Senior Bonds (as defined below) pursuant to the terms of the Intercreditor Deed (as defined below). The Bondholders shall be required to enter into an accession undertaking substantially in the form of schedule 2 of the Intercreditor Deed pursuant to which such bondholder accedes to the Intercreditor Deed as a Subordinated Creditor (as defined in the Intercreditor Deed). If, on a winding-up of the Issuer, the assets of the Issuer are insufficient to enable the Issuer to repay the claims ranking senior to the Bonds in full, the Bondholders will lose their entire investment in the Bond. If there are sufficient assets to enable the Issuer to pay the claims ranking senior to the Bonds in full but insufficient assets to enable it to pay claims in respect of its obligations in respect of the Bond, Bondholders will lose some (which may be substantially all) of their investment in the Bond. The issue or guaranteeing of any securities or the incurrence of any other liabilities may reduce the amount (if any) recoverable by Bondholders during a winding-up of the Issuer and may limit the Issuer’s ability to meet its obligations under the Bond. Although the Bond may pay a higher rate of interest than comparable bonds which are not subordinated, there is a significant risk that an investor in the Bond will lose all or some of his or her investment should a winding-up of the Issuer occur.

The Issuer and/or other member of the Group can incur additional debt.

The terms of the Bonds do not limit the amount of additional indebtedness that the Issuer and/or its subsidiaries can create, incur, assume or guarantee. The Issuer and/or its subsidiaries may create, incur, assume or guarantee additional indebtedness, and, to the extent the Bonds permit, such debt may rank senior to the Bonds.

Bondholders’ anti-dilution protection may be limited.

The Conversion Price at which the Bonds may be converted into Shares will be adjusted only in the situations and to the extent provided in the Bonds. There is no requirement that there must be an adjustment for every corporate or other event that may affect the value of the Conversion Rights. Events in respect of which no adjustment must be made may adversely affect the value of the Conversion Rights and the Bonds.

Bondholders have no protection against a falling Share price.

The Conversion Price at which the Bonds may be converted into Shares will not be subject to any downward adjustment if the market price of the Shares falls below the market price by reference to which the Conversion Price will be set. Although the market price of the Issuer´s shares may fluctuate there is the risk the market price of the Shares may never be higher than the Conversion Price during the term of the Bonds, and Bondholders may never be able to convert the Bonds into Shares at a profit.

Upon conversion of the Bonds, Bondholders may be subject to additional expenses or taxes.

Upon conversion of a Bond, expenses, taxes, stamp, issue, registration, documentary, transfer and other duties may be due by the Bondholders.

Bondholders have no shareholder rights prior to exercising their Conversion Rights.

An investor in the Bonds is not a shareholder of the Issuer. No Bondholder (in his capacity as such) has any right to participate in shareholders’ meetings, any voting rights, rights to receive dividends or other distributions or any other rights with respect to the Shares unless such Bondholder has exercised his or her Conversion Right and has been recorded in the share register of the Issuer as a shareholder with voting rights in relation to the Shares received upon conversion.

The value of the Bond could be adversely affected by a change in English law or administrative practice

The terms of the Bond are based on English law in effect as at the date of this Company Description. No assurance can be given as to the impact of any possible judicial decision or change to English law and/or Icelandic law (as the case may be) or administrative practice after the date of this Company Description and any such change could materially adversely impact the value of any Bond affected by it.

The Bond are unsecured and do not have the benefit of a negative pledge provision

The Bond will be unsecured and do not have the benefit of a negative pledge provision. If the Issuer defaults on the Bond, or in the event of a bankruptcy, liquidation or reorganisation, then, to the extent that the Issuer has granted security over its assets, the assets that secure those obligations will be used to satisfy the obligations thereunder before the Issuer could sell or otherwise dispose of those assets in order to make any payment on the Bond. As a result of the granting of such security, there may only be limited assets available to make payments on the Bond in such circumstances. In addition, there is no restriction on the issue by the Issuer of other similar securities that do have the benefit of security, which may impact on the market price of its securities, such as the Bond, that are unsecured.

The terms of the Bond contain provisions which may permit their modification without the consent of all investors

The terms of the Bond contain provisions for calling meetings of Bondholders to consider and vote upon matters affecting their interests generally, or to pass resolutions (including in writing). These provisions permit defined majorities to bind all Bondholders including Bondholders who did not attend and vote at the relevant meeting or did not sign the written resolution and including those Bondholders who voted in a manner contrary to the majority. As a result, Bondholders can be bound by the result of a vote they voted against.

If the Bonds are not denominated in the investor’s home currency, he will be exposed to movements in exchange rates adversely affecting the value of his holding.

The Issuer will pay principal and interest on the Bonds in ISK. This presents certain risks relating to currency conversions if an investor’s financial activities are denominated principally in a currency or currency unit (the Investor’s Currency) other than the ISK. These include the risk that exchange rates may significantly change (including changes due to devaluation of ISK or revaluation of the Investor’s Currency) and the risk that authorities with jurisdiction over the Investor’s Currency may impose or modify exchange controls. An appreciation in the value of the Investor’s Currency relative to ISK would decrease (1) the Investor’s Currency-equivalent yield on the Bonds, (2) the Investor’s Currency-equivalent value of the principal payable on the Bonds and (3) the Investor’s Currency-equivalent market value of the Bonds.

An active secondary market in respect of the Bond may never be established or may be illiquid and this would adversely affect the value at which an investor could sell his Bond

The Bond may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell the Bond easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Illiquidity may have a severely adverse effect on the market value of the Bond.

The value of the Bond may be adversely affected by movements in market interest rates and market price

Investment in the Bond, which carries a fixed rate of interest, involves the risk that subsequently changes and fluctuations in market interest rates may adversely affect the value of the Bond. Due to the Conversion Right the value of the Bond may also be affected by fluctuations in the market price per share of the Issuer.

DOCUMENTS INCORPORATED BY REFERENCE

This Company Description should be read and construed in conjunction with the following information and agreements which have been previously published or are published simultaneously with this Company Description:

(a)	A subordination agreement entered into by the Original Subordinated Creditors and Alvogen Facility Lenders (each as defined therein) (the “Subordination Agreement”);

https://investors.alvotech.com/static-files/503d77e1-010c-4dd7-88c4-5ec64692b3a8

(b)

an intercreditor deed dated 14 December 2018 between, amongst others, the Issuer, Madison Pacific Trust Limited as Security Trustee and the other Creditors and the other Debtors (each as defined therein) (the “Intercreditor Deed”);

https://investors.alvotech.com/static-files/4c4701ee-77fe-465b-a9bf-cf7a8a3f6fa6

(c)	Prospectus dated 2 December 2022, relating to the admission to trading and listing of 275,721,672 Ordinary Shares in the Issuer on Nasdaq Iceland.

https://investors.alvotech.com/static-files/d2085fd3-6f46-454c-a5bd-e7785e0c55f8

Such documents shall be incorporated in and form part of this Company Description. Any documents themselves incorporated by reference in the documents incorporated by reference in this Company Description form part of this Company Description. No information on any website forms part of this Company Description except as specifically incorporated by reference, as set out above.

Copies of documents incorporated by reference in this Company Description may be obtained without charge from the registered office of the Issuer and are available for viewing on the website of the Issuer following the links above.

3. SUMMARY OF MAIN TERMS OF THE BOND

The main terms of the Bond are summarized in this Section and shall be read in conjunction with Appendix I – “Interpretation” and Section 3, “Terms of the Bond”, which form a part of this Company Description.

The issued Bond amount is ISK 8,480,000,000 on this date or around the date of this Company Description. The minimum denomination is ISK 20,000,000 and the Bond bears a 15.00% coupon rate per annum, counting from 20 December 2022. The maturity date of the Bond is 20 December 2025. Interests accrued shall be added to the outstanding principal amount of the Bond on the relevant interest dates and such shall be treated as part of the principal amount of the Bond. The first interest date shall be 20 June 2023 and each subsequent date falling at six-monthly intervals. Therefore, any accrued coupon will be capitalized and added to the outstanding principal semi-annually. The payment terms are described further in Section 3, “Terms of the Bond”, below.

The investors may elect, at their sole discretion, to convert all or part of the principal amount of the Bond on certain dates or upon the occurrence of certain events, as further described in Section 3, at the fixed Conversion Price of US$10.00 per share.

The proceeds of the Bond will be applied by the Issuer and the Group for working capital, capital expenditure, permitted repayment of financial indebtedness and other general corporate purposes.

The Bond is redeemable by the Issuer pursuant to its terms, including optional redemption and redemption for taxation reasons as further set out in Section 3,“Terms of the Bond”.

The Bond ranks pari passu with other existing and future unsecured and unsubordinated financial indebtedness of the Issuer, apart from the following that the Bond is subordinated to:

1.

the Senior Bonds issued by the Issuer in relation to bond instruments divided into tranche A and tranche B, originally dated 14 December 2018, as amended and restated on 24 June 2021, 15 June 2022 and 16 November 2022 and entered into between, among others, the Issuer as issuer, Alvotech hf., Alvotech Germany GmbH, Alvotech Hannover GmbH and Alvotech Swiss as Guarantors and Madison Pacific Trust Limited as registrar security trustee and calculation agent, (“Senior Bonds”); and

2.

the Alvogen Facility is an unsecured and subordinated back-up financing facility (in an aggregate amount of USD 112,500,000, (which includes cash loan in the principal amount of USD 50,000,000 and rollover loan in the principal amount USD 62,500,000)), granted by Alvogen Lux Holdings S.á r.l. as lender and the Issuer as borrower pursuant to a subordinated loan agreement dated 16 November 2022 and made between Alvogen Lux Holdings S. á r.l. as lender and the Issuer as Borrower (“Alvogen Facility”).

By subscribing to or by acquiring this Bond the Investors/Bondholders acknowledge that the Bond is subordinated to the Senior Bond and the Alvogen Facility and declare that they approve, adhere and automatically become party to the i) Intercreditor Deed and ii) the Subordination Agreement, copies of which can be found in Appendix III- Subordinated Documents, which forms a part of this Company Description.

There is no transaction security nor guarantee tied to the Bond.

The Bond, and any non-contractual obligations arising out of or in connection with it, is governed by and shall be construed in accordance with English law and the courts of England sitting in London have exclusive jurisdiction to settle any dispute arising out of or in connection with the Bond.

Summarized payment terms of the Bond

The summary payment terms of the Bond are summarized in the below table:

1. Amortization type, if other:	20.12.2025 – The bond in question is a bullet bond meaning that there is a single payment at the date of maturity.

2. ISIN number:	IS0000034858

3. Currency of the Bond:	ISK

4. Issue date:	20.12.2022

5. First ordinary instalment date:	20.12.2025

6. Total number of instalments:	1

7. Instalment frequency:	Non applicable.

8. Maturity date:	20.12.2025

9. Interest rate:	15.00% per annum.

10. Floating interest rate, if applicable:	Other

11. Floating interest rate, if other:	Fixed interest.

12. Premium:	None.

13. Simple/compound interest:	Simple.

14. Day count convention:	30E/360

15. Interest from date:	20.12.2022

16. First ordinary coupon date:	20.12.2025

17. Coupon frequency:	2 (20 June and 20 December) Any accrued coupon shall be capitalized and added to the outstanding principal semi-annually.

18. Total number of coupon payments:	6

19. If irregular cash flow, then how:	Any accrued coupon shall be capitalised and added to the outstanding principal semi-annually.

20. Dirty price / clean price:	Clean price

21. If payment date is a Issuer holiday, does payment include accrued interest for days missing until next business day?:	No

22. Call option:	Yes.

23. Convertible:	Yes.

24. Conversion Date	is either (i) 31 December 2023, (ii) 30 June 2024 or (iii) if such Bond shall have been called or put for redemption at any time on or after the Issue Date, then up to the close of business on a date no later than five Business Days prior to the date fixed for redemption thereof, provided that, in each case, if such date is not a Business Day, the immediate following Business Day, cf. section 3.8 below.

25. Other:	Default Coupon rate 2%

4. TERMS OF THE BOND

The following are the terms and conditions of the Bond.

4.1	Interpretation

The definitions and rules of interpretation set out in in Appendix I- “Interpretations” apply to the Bonds and this Company Description.

4.2	Status

(a)

Subject to Sections (b) and (c) below, the Bonds constitute direct and unconditional obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves.

(b)

The Bonds are subordinated to the Senior Bonds as Subordinated Indebtedness (as defined in the Intercreditor Deed) pursuant to the terms and conditions of the Intercreditor Deed. Upon investment in the Bond, the Bondholders are automatically bound by the Intercreditor Deed as a Subordinated Creditor (as defined in the Intercreditor Deed).

(c)

The Bonds are further subordinated to the Alvogen Lux Shareholder Loans Roll Facility pursuant to the terms and conditions of the subordination agreement, between the Bondholders and Alvogen Facility Lenders (the “Subordination Agreement”).

(d)

The payment obligations of the Issuer under the Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable laws, at all times rank at least equally with the Alvogen Facility Cash Loans, the Aztiq CB and all of the Issuer’s other present and future direct, unsubordinated, unconditional and unsecured obligations (except for the Senior Bonds).

4.3	Adherence to Intercreditor Deed and Subordination Agreement

(a)

Any person which is a transferee, assignee or otherwise a holder of the Bond („Subordinated Creditor“) automatically and without any action or consent of such person, becomes bound by, party to, shall adhere to and (to the extent applicable) perform:

(i)	the Intercreditor Deed, as if it had been an original party to the Intercreditor Deed; and

(ii)	the Subordination Agreement and shall assume the same obligations and become entitled to the same rights, as if it had been an original Party as a Subordinated Creditor.

4.4	Total amount, Form and Denomination

The total amount of the Bond is ISK 8,480,000,000. The Bonds are issued in registered form in the denomination of ISK 20,000,000 each (or such other amount as agreed by the Issuer and the Bondholders (as approved by an Ordinary Resolution of the Bondholders)). The registered holding of Bonds is evidenced by the Register of Bondholders.

4.5	Closed Periods

No Bondholder may require the transfer of a Bond to be registered: (i) during the period of seven days ending on (and including) the dates for redemption pursuant to 0; (ii) after a Conversion Notice has been delivered with respect to a Bond; or (iii) after a Bond has otherwise been called or put for redemption in accordance with its terms, each such period being a “Closed Period”.

4.6	Coupon

(a)	Subject to paragraphs (b) and (c) below, the Bonds will bear coupon on their principal amount at the applicable Coupon Rate from and including the Issue Date.

(b)

The coupon that is accrued in relation to the Bonds shall be capitalised and added to the outstanding principal amount of the Bonds then outstanding on the applicable Coupon Payment Date, and such amount of coupon will then be treated as part of the principal amount of the Bonds and shall form part of the “Bonds” and will thereafter accrue Coupon at the Coupon Rate then applicable.

(c)	Each Bond will cease to bear coupon when such Bond is redeemed or repaid pursuant to Section 4.12 or 4.14.

4.7	General Covenants

(a)	Reports and Other Information

So long as the Bonds are outstanding, the Issuer shall deliver to the Bondholders, within 15 days (or sooner if required by the rules of the regulated market or multilateral trading facility on which the Bond is listed) after the same are required to be filed with the SEC, copies of any documents or reports that the Issuer is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (excluding, for the avoidance of doubt, any such information, documents or reports, or portions thereof that are subject to confidential treatment and any correspondence with the SEC) (giving effect to any grace period provided by Rule 12b-25 (or any successor rule) under the Exchange Act). Any such document or report that the Issuer files with the SEC via the SEC’s EDGAR system (or any successor system) shall be deemed to be delivered to the Bondholders for purposes of this Section at the time such documents are filed via the EDGAR system (or such successor system) or otherwise made publicly available in accordance with the rules of the regulated market or multilateral trading facility on which the Bond is listed.

(b)	Provision of public information

(i)	Notwithstanding anything else contained in the Bond Documents:

(A)

if any document, information or notification (including without limitation any information regarding any material adverse change or prospective material adverse change in the condition of, or any actual, pending or threatened litigation, arbitration or similar proceeding involving, the Issuer and/or the Group) which the Issuer is required to provide or deliver under this Instrument or any other provisions in a Bond Document may be regarded as (or is or is likely to constitute or contain) Material Non-Public Information (each a “Communication”), the Issuer shall first notify the relevant Bondholder (each a “Finance Party”) in writing that such a Communication which that Issuer is required to deliver contains (or is or is likely to constitute or contain) Material Non-Public Information. Any Finance Party shall have the right to inform the Issuer whether it wishes to receive such Communication and instruct the Issuer to whom such Communication shall be delivered;

(B)

if a Finance Party has refused to receive such Material Non-Public Information, the Issuer shall be obliged to deliver the Communication only to the extent that it does not contain Material Non-Public Information;

(C)

if a Finance Party directs the Issuer to deliver any Material Non-Public Information, or does not confirm to the Issuer whether it wishes to receive the relevant Communication pursuant to paragraph (A) above, the Issuer shall not be obliged to share any Material Non-Public Information with any Finance Party if the Issuer in good faith determines that such sharing of Material Non-Public Information will result in a breach of any Listing Rules or applicable law or regulation relating the relevant Stock Exchange that restricts sharing of the Material Non-Public Information; and

(D)

in each case, no Default or Event of Default will arise under this agreement by virtue of the Issuer failing to deliver any such information or Communication to any Finance Party in the absence of a notification from such Finance Party that it wishes to receive the relevant Communication under paragraph (A) above or if such Finance Party shall have given a notification to the Issuer under paragraph (B) above or if such delivery will result in a breach of any Listing Rules or applicable law or regulation relating the relevant Stock Exchange that restricts sharing of the Material Non-Public Information.

(c)	Limitation on Action Which Would Adversely Affect the Bonds

So long as the Bonds are outstanding, the Issuer shall not take any action which would adversely alter the economics, rights, preferences or privileges of the Bonds as set out in this Instrument, unless otherwise expressly permitted under this Instrument, the Alvogen Facility Agreement, the Aztiq CB Bond Instrument and the Senior Bonds Instruments.

(d)	Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

(i)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer and any Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, in each case if (i) the Consolidated Leverage Ratio of the Issuer would have been less than or equal to 4.0 to 1.0, and (ii) the Interest Coverage Ratio of the Issuer would have been at least 2.0 to 1.0, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the period for which calculation of the Consolidated Leverage Ratio and the Interest Coverage Ratio is being performed.

(ii)	The limitations set forth in Section 4.71.1(d)(i) shall not apply to:

(A)

the Incurrence by the Issuer or its Restricted Subsidiaries of Indebtedness under a Credit Agreement and the issuance and creation of letters of credit and Issuers’ acceptances thereunder (with letters of credit and Issuers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in the aggregate principal amount outstanding at any one time not to exceed US$ 57,500,000 (or the Dollar Equivalent thereof);

(B)	the Incurrence by the Issuer of Indebtedness represented by the Bonds;

(C)	Indebtedness existing and in force on the Issue Date (other than Indebtedness described in clauses (A) and (B) of this Section 4.71.1(d)(ii));

(D)

Indebtedness (including Capitalised Lease Obligations) Incurred by the Issuer or any Restricted Subsidiary, and Disqualified Stock issued by the Issuer or any Restricted Subsidiary, to finance the acquisition, lease, construction, repair, replacement or improvement of or to borrow against property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness and Disqualified Stock then outstanding that was Incurred pursuant to this clause (D) following the Issue Date, does not exceed US$69,000,000 (or the Dollar Equivalent thereof);

(E)

Indebtedness Incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and Issuer guarantees issued in the ordinary course of business, including, but not limited, letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from Governmental Authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(F)

Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with any acquisition or disposition of any business, any assets or a Subsidiary of the Issuer in accordance with the terms of this Instrument, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(G)	Indebtedness of the Issuer to a Guarantor;

(H)	shares of Preferred Stock of a Guarantor issued to the Issuer or another Guarantor;

(I)	Indebtedness of a Guarantor to the Issuer or another Guarantor;

(J)

Hedging Obligations of the Issuer or any Restricted Subsidiary that are not incurred for speculative purposes but: (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Instrument to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(K)

obligations (including reimbursement obligations with respect to letters of credit and Issuer guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice;

(L)

Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary not otherwise permitted under this Instrument in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (L), does not exceed the greater of US$11,500,000 (or the Dollar Equivalent thereof) and 2.87 per cent. of Total Assets at any one time outstanding (it being understood that any Indebtedness Incurred pursuant to this clause (L) shall cease to be deemed Incurred or outstanding for purposes of this clause (L) but shall be deemed Incurred for purposes of Section 1.1(d)(i) from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under Section 1.1(d)(i) without reliance upon this clause (L));

(M)

any guarantee by the Issuer or a Guarantor of Indebtedness or other obligations of the Issuer or any Restricted Subsidiary so long as the Incurrence of such Indebtedness Incurred by the Issuer or such Restricted Subsidiary is permitted under the terms of this Instrument; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Bonds or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee with respect to the Bonds substantially to the same extent as such Indebtedness is subordinated to the Bonds or the Guarantee of such Restricted Subsidiary, as applicable;

(N)

the Incurrence by the Issuer or any Restricted Subsidiary of Indebtedness or Disqualified Stock of a Restricted Subsidiary that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock issued as permitted under Section 1.1(d)(i) and clauses (B), (C), (D), (L) (N), (O), (S) and (U) of this Section 1.1(d)(ii) or any Indebtedness or Disqualified Stock Incurred to so refund or refinance such Indebtedness or Disqualified Stock, including any additional Indebtedness or Disqualified Stock Incurred to pay premiums (including tender premiums), fees, expenses and defeasance costs (“Refinancing Indebtedness”); provided that such Refinancing Indebtedness:

(1)

has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness or Disqualified Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness and Disqualified Stock being refunded or refinanced that were due on or after the date that is one year following the last maturity date of any Bonds then outstanding were instead due on such date;

(2)	has a Stated Maturity that is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) 91 days following the Stated Maturity of the Bonds;

(3)

to the extent such Refinancing Indebtedness refunds, refinances or defeases (a) Indebtedness junior to the Bonds or a Guarantee, as applicable, such Refinancing Indebtedness is junior to the Bonds or a Guarantee, as applicable, or (b) Disqualified Stock, such Refinancing Indebtedness is Disqualified Stock;

(4)

is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refunded, refinanced or defeased plus premium (including tender premium), fees, expenses and defeasance costs Incurred in connection with such refinancing;

(5)	shall not include Indebtedness of the Issuer or a Restricted Subsidiary that refunds, refinances or defeases Indebtedness of an Unrestricted Subsidiary; and

(6)

in the case of any Refinancing Indebtedness Incurred to refund, refinance or defease Indebtedness outstanding under clause (D), (L), (S) or (U) of this Section 1.1(d)(ii), shall be deemed to have been Incurred and to be outstanding under such clause (D), (L), (S) or (U) of this Section 1.1(d)(ii), as applicable, and not this clause (N) for purposes of determining amounts outstanding under such clause (D), (L), (S) or (U) of this Section 1.1(d)(ii); provided, further, that subclauses (1) and (2) of this clause (N) shall not apply to any refunding or refinancing of any Issuer Indebtedness;

(O)

Indebtedness or Disqualified Stock of (x) the Issuer or any Restricted Subsidiary Incurred to finance an acquisition of any property or assets or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged, consolidated or amalgamated with or into the Issuer or a Restricted Subsidiary in accordance with the terms of this Instrument; provided that, in each case, after giving effect to such acquisition or merger, consolidation or amalgamation either:

(1)	the Issuer would be permitted to Incur at least US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Section 1.1(d)(i); or

(2)	the Consolidated Leverage Ratio would be less than immediately prior to such acquisition or merger, consolidation or amalgamation;

(P)

Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Issuer or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitisation Undertakings); provided that the aggregate principal amount of Indebtedness permitted by this clause (P) at any time outstanding does not exceed US$28,750,000 (or the Dollar Equivalent thereof);

(Q)

Indebtedness arising from the honouring by a Issuer or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(R)

Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit or Issuer guarantee issued pursuant to a Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit, to the extent such letter of credit or Issuer guarantee issued pursuant to such Credit Agreement is otherwise permitted by this Section 1.1(d);

(S)	Contribution Indebtedness in an aggregate principal amount at any time not to exceed US$ 287,500,000;

(T)

Indebtedness of the Issuer or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(U)

Indebtedness of the Issuer or any Restricted Subsidiary Incurred in connection with an Investment in, or representing guarantees of Indebtedness of, joint ventures of the Issuer or any Restricted Subsidiary in an aggregate principal amount, at any one time outstanding, not to exceed (A) US$28,750,000 (or the Dollar Equivalent thereof) in the case of Indebtedness Incurred in connection with an Investment in, or representing guarantees of Indebtedness of, any Restricted Subsidiary, or (B) US$5,750,000 in the case of Indebtedness Incurred in connection with an Investment in, or representing guarantees of Indebtedness of, any joint venture, in each case at the time of Incurrence;

(V)

Indebtedness of the Issuer or any Restricted Subsidiary issued to (x) any joint venture (regardless of the form of legal entity) that is not a Subsidiary or (y) any Unrestricted Subsidiary, in each case arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Issuer or any Restricted Subsidiary;

(W)

the Incurrence by the Issuer or any Guarantor of Subordinated Indebtedness with a Stated Maturity and, if applicable, a First Amortisation Date no earlier than 91 days following the Stated Maturity of the Bonds; provided that (A) the terms of such Indebtedness provide that interest (and premium, if any) thereon is paid solely in the form of pay-in-kind, and (B) the Issuer or such Guarantor shall procure that the creditor under such Subordinated Indebtedness (i) execute and deliver to the Bondholders a subordination undertaking in form reasonably satisfactory to the Bondholders, (ii) execute and deliver to the Security Trustee (as defined in the Intercreditor Deed) an accession undertaking substantially in the form of schedule 2 of the Intercreditor Deed pursuant to which such holder accedes to the Intercreditor Deed as a Subordinated Creditor (as defined in the Intercreditor Deed) and (iii) execute and deliver an accession undertaking to the Alvogen Facility Lenders substantially in the form of schedule 2 of the Subordination Agreement;

(X)

unsecured Indebtedness Incurred by the Issuer or any Restricted Subsidiary pursuant to a financing transaction with Alvogen Lux or any of its Subsidiaries (other than Issuer and its Subsidiaries) on terms that are not materially less favourable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; provided that (A) such Indebtedness must be unsecured obligations of the Issuer or the relevant Restricted Subsidiary, (B) such Indebtedness is expressly subordinated in right of payment to the Bonds, (C) the Stated Maturity of such Indebtedness occurs no earlier than 91 days following the Stated Maturity of the Bonds, (D) the terms of such Indebtedness provide that interest (and premium, if any) thereon is paid solely in the form of pay-in-kind, (e) the Issuer or such Guarantor shall procure that the creditor under such Indebtedness (i) execute and deliver to the Bondholders a subordination undertaking in form reasonably satisfactory to the Bondholders, (ii) execute and deliver to the Trustee (as defined in the Intercreditor Deed) an accession undertaking substantially in the form of schedule 2 of the Intercreditor Deed pursuant to which such holder accedes to the Intercreditor Deed as a Subordinated Creditor (as defined in the Intercreditor Deed); and (iii) execute and deliver an accession undertaking to the Alvogen Facility Lenders substantially in the form of schedule 2 of the Subordination Agreement;

(Y)

Indebtedness Incurred by the Issuer or any Restricted Subsidiary in respect of Sale/Leaseback Transactions of equipment and property of the Issuer or any Restricted Subsidiary in an aggregate principal amount, at any one time outstanding, not to exceed US$28,750,000 (or the Dollar Equivalent thereof) at the time of Incurrence;

(Z)

Indebtedness Incurred by the Issuer or any Restricted Subsidiary maturing within one year or less used by the Issuer or any Restricted Subsidiary for working capital to the extent entered into in the ordinary course of the financing arrangements of the Issuer or any Restricted Subsidiary; provided that the aggregate principal amount of Indebtedness permitted by this clause (Z) at any time outstanding does not exceed US$11,500,000 (or the Dollar Equivalent thereof);

(AA)

the Incurrence by the Issuer, the Guarantors and/or pledgors under the Senior Bonds and the of Indebtedness represented by the Senior Bonds and the guarantees of and the Liens securing the Senior Bonds in an aggregate principal amount not to exceed US$600,000,000;

(BB)	Indebtedness Incurred by a Non-Guarantor Subsidiary constituting a Guarantee of the Indebtedness of any other Non-Guarantor Subsidiary;

(CC)

the incurrence of any Indebtedness under (x) the Saemundargata Loan, provided that it is entered into in compliance with Section 9.18 (Saemundargata Loan) of the Senior Bonds Instruments and (y) the Alvogen Facility provided that it is in compliance with Section 9.17 (Alvogen Facility) of the Senior Bonds Instruments; and

(DD)

the incurrence of any Indebtedness pursuant to or as part of New Equity Issuance, in each case, provided that it is in compliance with Section 9.16 (New Equity Issuance) of the Senior Bonds Instruments,

provided, that the Incurrence of Indebtedness pursuant to clause (ii)(A), (ii)(J), (ii)(L), (ii)(O), (ii)(R), (ii)(S), (ii)(U), (ii)(V) or (ii)(BB) above shall be subject to the condition that the Interest Coverage Ratio of the Issuer would have been at least 2.0 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the period for which the Interest Coverage Ratio calculation is being performed; and provided, further, that the Incurrence of Indebtedness pursuant to clause (ii)(D), (ii)(E), (ii)(F), (ii)(K), (ii)(P), (ii)(Q), (ii)(T), (ii)(Y) or (ii)(Z) shall be subject to the condition that the yield to maturity (taking into account of any original issue discount and debt issuance cost (including any commissions, fees and expenses payable in connection with the Incurrence of such Indebtedness) as at the date of such Incurrence shall not exceed 7.5 per cent. of the aggregate principal amount of such Indebtedness.

For purposes of determining compliance with this Section 1.1(d):

(1)

in the event that an item of Indebtedness or Disqualified Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (A) through (DD) of this Section 1.1(d)(ii) or is entitled to be Incurred pursuant to Section 1.1(d)(i), the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness or Disqualified Stock (or any portion thereof) in any manner that complies with this Section 1.1(d);

(2)

at the time of Incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in Section 1.1(d)(i) and clauses (A) through (DD) of this Section 1.1(d)(ii) without giving pro forma effect to the Indebtedness Incurred pursuant to clauses (A) through (DD) of this Section 1.1(d)(ii) when calculating the amount of Indebtedness that may be Incurred pursuant to Section 1.1(d)(i);

(3)

Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness with the same terms, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, amortisation or accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies shall not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this Section (d). Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Section (d); and

(4)

Notwithstanding any other provision of this Section (d), the maximum amount of Indebtedness that may be Incurred pursuant to this Section (d) will not be deemed to be exceeded with respect any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies; provided that such Indebtedness was permitted to be Incurred at the time of such Incurrence.

(e)	Limitation on Restricted Payments.

(i)	So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(A)

declare, make, distribute or pay any dividend, charge, fee or make any other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or (B) dividends or distributions by a Restricted Subsidiary; provided that, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(B)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer;

(C)	purchase or otherwise acquire or retire for value any Disqualified Stock of the Issuer or any direct or indirect parent of the Issuer;

(D)

make any voluntary or optional principal payment on, or voluntarily redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal instalment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement, unless such sinking fund obligation, principal instalment or final maturity occurs within one year of the Stated Maturity of the Bonds, and (B) Indebtedness permitted under clauses 1.1(a)(i)(G) or 1.1(a)(i)(I) of Section (d)(ii));

(E)

pay or allow any of its Restricted Subsidiaries to pay any management, advisory or other fee or bonus to or to the order of any of the direct or indirect shareholders of the Issuer in their capacity as such;

(F)	make any Restricted Investment; or

(G)

(all such payments and other actions set forth in clauses (A) through (F) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment (other than a Restricted Payment under clause (C) above, for which the following exception shall not be applicable):

(1)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)

immediately after giving effect to such transaction on a pro forma basis, the Issuer would, pursuant to the Bond Documents, be permitted to Incur US$1.00 of additional Indebtedness under Section 4.7(d)(i); and

(3)

such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (A), (D), (E) (to the extent such dividends did not reduce Consolidated Net Income), (F) and (R) of Section 1.1(e)(ii), but excluding all other Restricted Payments permitted by Section 1.1(e)(ii)), is less than the amount equal to the Cumulative Credit (with the amount of any Restricted Payment made under this Section 1.1(e) in any property other than cash being equal to the Fair Market Value (as determined in good faith by the Issuer) of such property at the time made).

(ii)	The provisions of Section 1.1(e)(i) shall not prohibit:

(A)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Instrument;

(B)

the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Issuer or any direct or indirect parent of the Issuer or Subordinated Indebtedness of the Issuer, any direct or indirect parent of the Issuer or any Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock;

(C)

the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Issuer or any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor that is Incurred in accordance with Section (d) so long as:

(1)

the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued but unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, plus any tender premiums or any defeasance costs, fees and expenses incurred in connection therewith),

(2)

such Indebtedness is subordinated to the Bonds or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(3)

such Indebtedness has a Stated Maturity and, if applicable, a First Amortisation Date equal to or later than the earlier of (x) the Stated Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the Stated Maturity of any Bonds then outstanding, and

(4)

such Indebtedness has a Weighted Average Life to Maturity at the time Incurred that is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Bonds then outstanding were instead due on such date one year following the last date of maturity of the Bonds;

provided that the Issuer or such Guarantor shall procure that the creditor under such Subordinated Indebtedness (i) execute and deliver to the Bondholders a subordination undertaking in form reasonably satisfactory to the Bondholders, (ii) execute and deliver to the Trustee (as defined in the Intercreditor Deed) an accession undertaking substantially in the form of schedule 2 of the Intercreditor Deed pursuant to which such holder accedes to the Intercreditor Deed as a Subordinated Creditor (as defined in the Intercreditor Deed), and (iii) execute and deliver an accession undertaking to the Alvogen Facility Lenders substantially in the form of schedule 2 of the Subordination Agreement;

(D)

the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent of the Issuer to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by any future, present or former employee, director or consultant of the Issuer or any direct or indirect parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement, in each case on arm’s length terms; provided that:

(1)

the aggregate amounts paid under this clause (D) do not exceed US$11,500,000 (or the Dollar Equivalent thereof) in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years subject to a maximum payment (without giving effect to the following proviso) of US$23,000,000 (or the Dollar Equivalent thereof) in any calendar year); provided, further, that such amount in any calendar year may be increased by an amount not to exceed:

1.

the cash proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) to members of management, directors or consultants of the Issuer and its Restricted Subsidiaries or any direct or indirect parent of the Issuer that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend shall not increase the amount available for Restricted Payments under clause (C) of Section 1.1(e)(i)); plus

2.

the cash proceeds of key man life insurance policies received by the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) or the Issuer’s Restricted Subsidiaries after the Issue Date;

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses 1 and 2 above in any one or more calendar years; and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of the Issuer or any Restricted Subsidiary or the direct or indirect parent of the Issuer will not be deemed to constitute a Restricted Payment for purposes of this Section 1.1(e) or any other provision of this Instrument; and

(2)

such management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement is in compliance with the Listing Rules and applicable laws and regulations of the relevant Stock Exchange;

(E)

the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued or incurred in accordance with Section (d);

(F)

the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and (b) to any direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Issuer issued after the Issue Date; provided, however, that, (A) after giving effect to such declaration (and the payment of dividends or distributions) on a pro forma basis, the Issuer would be permitted to Incur at least US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Section (d)(i) and (B) the aggregate amount of dividends declared and paid pursuant to this clause (F) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(G)

Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (G) that are at that time outstanding, not to exceed the greater of (x) US$11,500,000 (or the Dollar Equivalent thereof) and (y) 2.87 per cent. of Total Assets, in each case at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(H)

the payment of dividends on the Issuer’s Shares (or a Restricted Payment to any direct or indirect parent of the Issuer, as the case may be, to fund the payment by such direct or indirect parent of the Issuer of dividends on such entity’s common stock) of up to 6.9 per cent. per annum of the net proceeds received by the Issuer from any public offering of common stock of the Issuer or any direct or indirect parent of the Issuer;

(I)

payments or distributions to dissenting stockholders or equityholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries;

(J)	other Restricted Payments that are made with Excluded Contributions;

(K)	other Restricted Payments in an aggregate amount not to exceed the greater of US$11,500,000 (or the Dollar Equivalent thereof) and 2.87 per cent. of Total Assets, in each case at the time made;

(L)

the distribution, as a dividend or otherwise, of (i) shares of Capital Stock of, or (ii) Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries the primary assets of which are Cash Equivalents);

(M)

the payment of reasonable dividends or other distributions to any direct or indirect parent of the Issuer in amounts required for such parent to pay any taxes imposed directly on such parent to the extent such taxes are directly attributable to the income of the Issuer and its Restricted Subsidiaries (including by virtue of such parent being the common parent of a consolidated or combined tax group of which the Issuer and/or its Restricted Subsidiaries are members);

(N)	Restricted Payments:

(1)

in reasonable amounts required for any direct or indirect parent of the Issuer, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of the Issuer, if applicable, and general corporate overhead expenses of any direct or indirect parent of the Issuer, if applicable, in each case to the extent such fees and expenses are directly attributable to the ownership or operation of the Issuer, if applicable, and its Subsidiaries; and

(2)

in amounts required for any direct or indirect parent of the Issuer, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with Section (d) on an arm’s length basis;

(O)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(P)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(Q)

Restricted Payments by the Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this Section 1.1(e) or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Board);

(R)

the repayment, redemption, repurchase, defeasance or otherwise acquisition or retirement for value of any Subordinated Indebtedness (x) the consideration for which is payable solely in the Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit,”;

(S)

any repayment or prepayment (including payment of any fees, interest or similar payments due thereunder) of the Alvogen Lux Shareholder Loans Roll Facility or the New Capital Roll thereof, in an amount not exceeding the Alvogen Lux Shareholder Loans Roll Amount, in each case, provided such permitted is expressly permitted under and is consummated in compliance with Section 9.17 (Alvogen Facility) the Senior Bond Instrument;

(T)

any repayment or prepayment (including payment of any fees, interest or similar payments due thereunder) of the Alvogen Facility provided that such repayment or prepayment is made substantially simultaneously with an investment, in an amount equal to such repayment or prepayment by any Alvogen Facility Lender in any Right of First Refusal Securities (as such term is defined in the Alvogen Facility Agreement) under and in accordance with the Alvogen Facility (as at the date hereof) and provided further that the incurrence of such Right of First Refusal Securities is permitted under the terms of this Instrument;

(U)

following a Successful New Capital Increase, any repayment or prepayment (including payment of any interest or similar payments due thereunder) of the Alvogen Facility in an amount not to exceed $50,000,000 together with any accrued interest and other costs provided that no repayment or payment may be made under this Section (xxi) if Alvogen Lux or any other person under or in connection with the Alvogen Facility has been issued any penny warrants pursuant to and in accordance with Section 9.17(b)(ii)(F) of the Senior Bonds Instrument;

(V)

following the occurrence of a Bondholder Funding Default (as defined in the Alvogen Facility Agreement), any repayment or prepayment (including payment of any interest or similar payments due thereunder) of the Alvogen Facility pursuant to clause 11.1 (Mandatory Prepayment) of the Alvogen Facility Agreement;

(W)	at any time after the Senior Bonds have been irrevocably repaid in full in accordance with the Senior Bonds Instrument, any repayment or prepayment of the Alvogen Facility,

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (F), (G), (H), (K), (L) (R), (S), (T), (U), (V), and (W) of this Section 1.1(e)(ii), no Default shall have occurred and be continuing or would occur as a consequence thereof.

(iii)

For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated shall be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation shall only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

(iv)

For purposes of determining compliance with this Section 1.1(e), in the event that a Restricted Payment (or any portion thereof) meets the criteria of more than one of the categories described in Section 1.1(e)(ii) or is entitled to be made pursuant to Section 1.1(e)(i), the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Restricted Payment (or any portion thereof) in any manner that complies with this Section 1.1(e).

(f)	Dividend and Other Payment Restrictions Affecting Subsidiaries.

(i)

So long as the Bonds are outstanding, the Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(A)

declare or pay any dividends, charge, fee or other distribution or make any other distributions (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) to the Issuer or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits or (B) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(B)	repay or distribute any dividend or share premium reserve;

(C)	redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so;

(D)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(E)	sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date;

(2)	this Instrument, the Bonds, the Senior Bonds Instruments, the Senior Bonds, the Alvogen Facility, any New Equity Issuance;

(3)	applicable law or any applicable rule, regulation or order;

(4)

any agreement or other instrument relating to Indebtedness of a Person acquired by the Issuer or any Restricted Subsidiary that was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5)

contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to Sections (d) and (g);

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)

customary provisions in joint venture agreements, collaboration agreements, licenses of Proprietary Rights and other similar agreements entered into in the ordinary course of business and on an arm’s length basis;

(9)	purchase money obligations for property acquired and Capitalised Lease Obligations in the ordinary course of business;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided that such restrictions apply only to such Receivables Subsidiary;

(12)

other Indebtedness, Disqualified Stock or Preferred Stock (A) of the Issuer or any Restricted Subsidiary of the Issuer that is a Guarantor, (B) of the PRC Joint Venture permitted to be Incurred under Section 7.4(b)(xxix) or (C) of any Restricted Subsidiary (other than the PRC Joint Venture) that is not a Guarantor so long as such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or coupon payments on the Bonds (as determined in good faith by the Issuer); provided that in the case of each of clauses (A) and (C), such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date under Section (d);

(13)	any Restricted Investment not prohibited by Section 1.1(e) and any Permitted Investment;

(14)

any encumbrances or restrictions of the type referred to in clauses (A), (B) and (C) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

(15)

subject to the terms of the Senior Bonds Instruments, any repayment or prepayment (including payment of any fees, interest or similar payments due thereunder) of the Alvogen Lux Shareholder Loans Roll Facility or the New Capital Roll thereof, in an amount not exceeding the Alvogen Lux Shareholder Loans Roll Amount, provided that, the 2022 Alvogen Lux Shareholder Loans Repayment Sections are satisfied in respect of the proposed repayment or prepayment; and

(16)	at any time after the Senior Bonds have been irrevocably repaid in full in accordance with the Senior Bonds Instrument, any repayment or prepayment of the Alvogen Facility in full.

(ii)

For purposes of determining compliance with this Section 1.1(f), (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on other Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

(g)	Liens.

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur, assume or permit to exist any Lien of any nature whatsoever on any of its assets or properties of any kind, whether owned at the Issue Date or thereafter acquired (other than the collateral under the Security Documents), except Permitted Liens.

For purposes of determining compliance with this Section 1.1(g), in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the categories of Liens described in the foregoing paragraph or in clauses (1) through (33) of the definition of “Permitted Liens”, then the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing an item of Indebtedness (or any portion thereof) in any manner that complies with this Section 1.1(g).

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, amortisation of original issue discount and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, in each case in respect of such Indebtedness.

(h)	Line of Business.

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, engage in any line of business other than those businesses engaged in on the Issue Date and businesses reasonably related thereto.

(i)	Use of Proceeds

The Issuer shall use the cash proceeds from the issue of the Bonds for general corporate purposes, including but not limited to repayment of existing indebtedness, capital expenditures and/or working capital.

(j)	Compliance with Law

The Issuer will, and will cause each of its Restricted Subsidiaries to, comply with all laws, regulations, orders, judgments, and decrees of any Governmental Authority, except to the extent that failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(k)	Limitation on Changes to Shares and Conversion Price

(i)	So long as the Bonds are outstanding, the Issuer will not change the rights attaching to the Shares or the Conversion Shares.

(ii)

So long as the Bonds are outstanding, unless so required by applicable law, regulation or Listing Rules or for the purpose of establishing any dividend or other rights attaching to the Shares, the Issuer shall not close the register of shareholders of the Issuer or take any other action which would prevent the transfer, issue or registration of its Shares (including the Conversion Shares).

(l)	Compliance with the Senior Bonds Instrument

Notwithstanding any other provision of this Instrument, no amendment or waiver (or any action with a similar effect) shall be permitted in respect of any provision of this Instrument if the effect of such amendment or waiver would (i) breach any provision of the Equity Issuance Minimum Sections or any other term of the Senior Bonds Instrument, or (ii) would be reasonably likely to adversely affect the interests of the Bondholders under the Senior Bonds taken as a whole, unless in each case written approval of the Bondholders under the Senior Bonds.

4.8	Conversion

(a)	Conversion Right

(i)

Conversion Period: Subject as hereinafter provided, Bondholders have the right to convert their Bonds into Shares credited as fully paid at any time during the Conversion Period, which conversion shall occur through a setoff of the subscription and/or acquisition price for the Conversion Shares to be issued and the principal amount due under the Bonds tendered for conversion. The right of a Bondholder to convert any Bond into Shares is the “Conversion Right.” Subject to and upon compliance with the provisions of this Section 4.8, the Conversion Right attaching to any Bond may be exercised, at the sole discretion of the holder thereof, during the period (the “Conversion Period”) from (and including) the date falling on the 30th day prior to the Conversion Date, to and (including) the date falling on the 5th day prior to the Conversion Date; provided that each exercise of the Conversion Right must be with respect to Bonds of a principal amount of at least US$5,000,000, or if such exercise is with respect to all of the Bonds held by the relevant Bondholder and the principal amount of such Bonds is less than US$5,000,000, such lesser amount.

(ii)

Regulation S holding period: Prior to the 41st day after the Issue Date, no offer or sale of Bonds may be made, and no transfer of the Bonds will be effected, except in compliance with Rule 903 or Rule 904 of Regulation S, pursuant to registration of the Bonds under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act.

(iii)

Fractions of Shares: Fractions of Shares will not be issued on conversion and no cash adjustments will be made in respect thereof. However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that the Shares to be issued on conversion are to be registered in the same name, the number of such Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of such Bonds being so converted and rounded down to the nearest whole number of Shares. Notwithstanding the foregoing, in the event of a consolidation or re¬classification of Shares by operation of law or otherwise occurring after the Issue Date which reduces the number of Shares outstanding, the Issuer will upon conversion of Bonds pay to the Bondholder in cash in U.S. dollars (by means of a U.S. dollar cheque drawn on an Issuer in New York or by wire transfer to the Issuer account to be designated by the relevant Bondholder in writing) a sum (or the Dollar Equivalent thereof) equal to such portion of the principal amount of the Bond or Bonds delivered in connection with the exercise of Conversion Rights, aggregated as provided in Section 3.7(a)(iii), as corresponds to any fraction of a Share not issued as a result of such consolidation or re-classification aforesaid if such sum exceeds US$10.00. Any such sum shall be due and payable on the date the Shares are delivered pursuant to Section 3.7(b)(iv).

(iv)

Conversion Price and Conversion Ratio: The number of Shares to be issued on conversion of a Bond will be determined by dividing (i) the Dollar Equivalent of principal amount of the Bonds plus any accrued but unpaid and uncapitalised coupon to be converted by (ii) the Conversion Price in effect on the Conversion Date. If more than one Bond held by the same holder is converted at any one time by the same holder, the number of Shares to be issued upon such conversion will be calculated on the basis of the Dollar Equivalent of the aggregate principal amount of the Bonds to be converted.

(v)

Revival and/or survival after Default: Notwithstanding the provisions of Section 3.7(a), if: (i) the Issuer shall default in making payment in full in respect of any Bond which shall have been called for redemption on the date fixed for redemption thereof; (ii) any Bond has become due and payable prior to the Maturity Date by reason of the occurrence of any of the events referred to in Section 4.13; or (iii) any Bond is not redeemed on the Maturity Date in accordance with Section 1.1(a), the Conversion Right attaching to such Bond will revive and/or will continue to be exercisable up to, and including, the close of business at the Registered Office on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Bondholders and, notwithstanding the provisions of Section 4.8(a), any Bond in respect of which the relevant Bond and Conversion Notice are delivered for conversion prior to such date shall be converted on the relevant Conversion Date notwithstanding that the full amount of the moneys payable in respect of such Bond shall have been received by the Bondholders before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

(b)	Conversion Procedure

(i)	Conversion Notice:

(A)	The Issuer shall give the holder not less than 30 days’ notice before a Conversion Date confirming the relevant holder’s Conversion Right and the applicable Conversion Period thereof.

(B)

To exercise the Conversion Right attaching to any Bond, the holder thereof must, within the Conversion Period, complete, execute and deliver at its own expense during normal office hours at the Registered Office a notice of conversion (a “Conversion Notice”)together with the relevant Bond . A Conversion Notice deposited outside the normal office hours or on a day which is not a Business Day at the place of the Registered Office shall for all purposes be deemed to have been deposited during the normal office hours on the next Business Day following such day.

(C)

A Conversion Notice once delivered shall be irrevocable and may not be withdrawn unless the Issuer consents in writing to such withdrawal. Each Bond shall for the purpose of the conversion be considered as a firm subscription for the Conversion Shares. The Bondholders agree, for the purpose of a conversion of the Bonds, to cooperate with the Issuer to execute a beneficial ownership declaration and any other document for the conversion to the extent required by the Issuer.

(D)

Upon delivery of the relevant Conversion Shares in accordance with Section 3.7(b)(iv), the Bonds so converted shall be cancelled and shall no longer be outstanding and the relevant Bondholders shall have no rights with respect to such Bonds other than the relevant Conversion Shares and the registration of their ownership relating to such Conversion Shares. In case of issuance of Shares by the Board, the Board shall, without undue delay, ensure the amendment of the Articles in front of a notary to reflect such issuance.

(ii)

Stamp Duty etc.: A Bondholder delivering a Bond for conversion must pay: (i) any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital or stamp duties payable in the place of the Stock Exchange or, if relevant, in the place of an Alternative Stock Exchange, by the Issuer in respect of the allotment and issue of Shares and listing of the Shares on the Stock Exchange or if relevant, such Alternative Stock Exchange on conversion) (the “Conversion Taxes”); and (ii) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion, in each case directly to the relevant authorities. The Issuer is under no obligation to determine whether a Bondholder is liable to pay any Conversion Taxes under this Section 4.8(b) and shall not be liable for any failure of a Bondholder to make such payment. The Issuer will pay all other expenses arising on the issue of Shares upon any conversion of Bonds.

(iii)

Documents: The Issuer’s obligation to issue Conversion Shares is further subject to the Issuer receiving any documents as may be reasonably requested from the relevant Bondholder by the Issuer to permit the issuance of Conversion Shares and compliance of legal obligations incumbent on the Issuer (including, but not limited to, any “know-your-customer” documents).

(iv)	Registration:

(A)

As soon as practicable, and in any event not later than seven Business Days after the Conversion Date, the Issuer will, in the case of Bonds converted on exercise of the Conversion Right and in respect of which a duly completed Conversion Notice has been delivered and the relevant Bond and amounts payable by the relevant Bondholder deposited or paid as required by Sections 4.8(a) and 4.8(b):

(1)

take a resolution regarding the delivery of any Conversion Shares which shall mean either (x) the decision of the Board or equivalent, competent corporate body to issue such Conversion Shares under the authorised capital of the Issuer, or (y) the convening of a general meeting of shareholders of the Issuer, the taking of a valid resolution of the general meeting of shareholders on the capital increase by conversion of Bonds, (z) or decide to deliver Shares held in treasury to the exercising Bondholder. The relevant Bondholder(s) shall either be registered as shareholder(s) in the share register of the Issuer, and, as the case may be, the remittance thereafter to the shareholder(s) of one or more adequate certificates of that registration in the share register of the Issuer relating to the ownership of such Conversion Shares, and any applicable legends (if any) shall be attached to the Shares, or the Shares shall be made available for delivery to the relevant securities account of the exercising Bondholder (if applicable). In case of issuance of new Conversion Shares, the Conversion Price of the Conversion Shares issued upon the exercise of any Conversion Rights shall be deemed paid by way of set off (compensation) between the Conversion Price paid in cash in connection with such exercise and the principal amount of the Bond converted in accordance with Article 420-27 of the Companies Law. Any amount paid in excess of the nominal value of the Conversion Shares shall be allocated to the share premium account of the Issuer. In case of transfer of treasury shares, the purchase price shall be set off against the principal amount of the Bonds so converted;

(2)	register the person or persons designated for the purpose in the Conversion Notice as holder(s) of the relevant number of Shares in the Issuer’s share register; and

(3)

if applicable and requested by the Bondholder in the Conversion Notice and to the extent permitted under applicable law and rules and procedures of the relevant clearing system in effective at the time, take all necessary actions to procure the relevant Conversion Shares to be delivered through such clearing system (to the extent permitted by applicable rules and regulations).

(B)

If the Conversion Date in relation to any Bond shall be after the record date for any issue, distribution, grant, offer or other event as gives rise to the adjustment of the Conversion Price pursuant to Section 4.8(c)(vii), but before the relevant adjustment becomes effective under the relevant Section, upon the relevant adjustment becoming effective the Issuer shall procure the issue and/or delivery from treasury to the converting Bondholder (or in accordance with the instructions contained in the Conversion Notice (subject to applicable exchange control or other laws and regulations)), such additional number of Shares as, together with the Shares issued or to be issued on conversion of the relevant Bond, is equal to the number of Shares which would have been required to be issued on conversion of such Bond if the relevant adjustment to the Conversion Price had been made and become effective immediately after the relevant record date (as calculated by the Issuer in accordance with this Instrument), in exchange for a subscription price corresponding to the nominal value of the Conversion Shares to be paid in case or by way of surrender of additional Bonds for conversion at a Conversion Price or acquisition price corresponding to the nominal value thereof.

(C)

The person or persons designated in the Conversion Notice will become the holder(s) of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in the Issuer’s share register (the “Registration Date”). The Conversion Shares issued upon conversion of the Bonds will be issued as fully paid, free from all encumbrances and will in all respects rank pari passu with the Shares in issue on the relevant Registration Date. Save as set out in this Instrument, a holder of Shares issued on conversion of Bonds shall not be entitled to any rights the record date for which precedes the relevant Registration Date.

(D)

If the record date for the payment of any Dividend or other distribution in respect of the Shares is on or after the Conversion Date in respect of any Bond, but before the Registration Date (disregarding any retroactive adjustment of the Conversion Price referred to in this Section prior to the time such retroactive adjustment shall have become effective), the Issuer will pay to the converting Bondholder or his designee an amount (the “Equivalent Amount”) equal to the Fair Market Value of any such Dividend or other distribution to which he would have been entitled had he on that record date been such a shareholder of record and will make the payment at the same time as it makes payment of the Dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven days thereafter. The Equivalent Amount shall be paid in cash in U.S. dollars (by means of a U.S. dollar cheque drawn on an Issuer in New York or by wire transfer to the Issuer account to be designated by the relevant Bondholder in writing) and sent to the address specified in the relevant Conversion Notice.

(v)	Legends on Conversion Shares.

(A)	Unless the Issuer determines otherwise, each Conversion Share shall bear the following or similar legends, if applicable:

“THE SHARES ARE HELD BY A PERSON OR ENTITY WHO MAY BE DEEMED TO BE AN AFFILIATE OF THE ISSUER FOR PURPOSES OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

“THE SHARES HAVE NOT BEEN REGISTERED UNDER SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF THE COMPANY’S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT.”

If required by the authorities of any state, the legend required by such state authority.

Notwithstanding anything to the foregoing, a Conversion Share need not bear the foregoing legends if such Conversion Shares is issued in an uncertificated form that does not permit affixing legends thereto, provided the Issuer may take such measures that it reasonably deems appropriate to enforce the transfer restrictions referred to in the foregoing legends (as applicable), including instructing the transfer agent to the Issuer to make such appropriate annotations as are deemed necessary in such agent’s books and records.

(c)	Adjustments to Conversion Price

The Conversion Price will be subject to adjustment in the following events:

(i)

Split-Ups. If after the date hereof, and subject to the provisions of paragraph (v) below, the number of outstanding Shares is increased by a capitalization or share dividend payable in Shares or securities, options, rights or warrants granting the right to purchase, subscribe or otherwise acquire Ordinary Shares

(each, a “Dividend in Kind”), or by a split-up of Shares or other similar event, then, with effect from the effective date of such capitalization or share dividend, split-up or similar event, the Conversion Price shall be reduced, and the number of Conversion Shares to be converted on exercise of the Conversion Rights shall be increased, in each case, in proportion to such increase in the outstanding Shares.

(ii)

Aggregation of Shares. If after the date hereof, and subject to the provisions of paragraph (v) below, the number of issued and outstanding Shares is decreased by a consolidation, combination, reverse share split or reclassification of Shares or other similar event, then, with effect from the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the Conversion Price shall be reduced, and the number of Conversion Shares to be converted on exercise of the Conversion Rights shall be increased, in each case, in proportion to such decrease in issued and outstanding Shares.

(iii)

Replacement of Securities upon Reorganization, etc. Subject to paragraph (v) below, in case of any reclassification or reorganization of the issued and outstanding Shares, or in the case of any merger or consolidation of the Issuer with or into another corporation (other than a consolidation or merger in which the Issuer is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Issuer as an entirety or substantially as an entirety in connection with which the Issuer is dissolved, the Bondholders shall thereafter have the right to convert, upon the basis and upon the terms and conditions specified in this Instrument and in lieu of the Shares of the Issuer immediately theretofore exchangeable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Bondholders would have received if such holder had exercised his, her or its Conversion Rights immediately prior to such event (the “Alternative Issuance”).

(iv)

Notices of Changes in Conversion Price. The Issuer shall give written notice of any proposed adjustment in accordance with this Section 4.8(c) to each Bondholder as soon as practicable (and in any event at least five (5) business days prior to the proposed event affecting the capital of the Issuer), which notice shall set out all material details of the proposed event and state the Conversion Price resulting from such adjustment and the increase or decrease, if any, in the number of Shares to be issued upon the exercise of the Conversion Right, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

(v)	Adjustment Principles. Notwithstanding any provision contained in this Agreement to the contrary:

(I)

the Issuer shall not issue fractional Shares upon the exercise of Conversion Rights. If, by reason of any adjustment made pursuant to this Section 4.8, any Bondholder would be entitled, upon the exercise of such Conversion Rights, to receive a fractional interest in a share, the Issuer shall, upon such exercise, round down to the nearest whole number the number of Shares to be issued to such holder; and

(II)

(the Issuer shall not make any adjustments to the terms of this Section 4.8 without the prior written consent of the relevant Bondholders unless the total number and class of securities to be, or capable of being, converted for pursuant to the Conversion Right will carry the same pro rata voting power and economic entitlement to participate in the profits and assets of the Issuer, as the Shares which would have been issued under the Conversion Right had there been no such adjustment and no such event giving rise to such adjustment.

(vi)

Other Events. Subject to paragraph (v) above, in case any event shall occur affecting the Issuer as to which none of the provisions of preceding subsections of this Section 4.8 are strictly applicable, but which would require an adjustment to the terms of the Bonds in order to (i) avoid an adverse impact on the Bonds and (ii) effectuate the intent and purpose of this Section 4.8, then, in each such case, the Issuer shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Bonds is necessary to effectuate the intent and purpose of this Section 4.8 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Issuer shall adjust the terms of the Bonds in a manner that is consistent with any adjustment recommended in such opinion.

(vii)

All costs, charges, liabilities, and expenses incurred in connection with the appointment, retention, consultation and remuneration of the investment Issuers appointed under this Instrument shall be borne by the Issuer.

(viii)

On any adjustment, the relevant Conversion Price, if not an integral multiple of one U.S. dollar shall be rounded down to the nearest four decimal places of one U.S. dollar or Relevant Currency cent, as the case may be. No adjustment shall be made to the Conversion Price where such adjustment (rounded down, if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has not been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustment shall be given to the Bondholders as soon as practicable after the determination thereof.

(ix)

The Conversion Price may not be reduced so that, on conversion of Bonds, Shares would fall to be issued at a discount to their nominal value or Shares would be required to be issued in any other circumstances not permitted by applicable laws then in force in the Issuer’s jurisdiction of incorporation or the Listing Rules.

(x)

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of two leading investment Issuers of international repute (acting as experts), selected by the Issuer and approved by an Ordinary Resolution of the Bondholders, the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by two leading investment Issuers of international repute (acting as experts), selected by the Issuer and approved by an Ordinary Resolution of the Bondholders, to be in their opinion appropriate in order to give such intended result.

(xi)

No adjustment shall be made to the Conversion Price where Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to or for the benefit of employees, former employees, contractors or former contractors (including directors holding or formerly holding executive office) of the Issuer or any Subsidiary, pursuant to any share option scheme or plan that is duly adopted by the Issuer in accordance with the Listing Rules.

(xii)	No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation of the Shares as referred to in Section 4.8(c)(i) above or to correct an error.

4.9	Representations and Warranties of each Bondholder

(a)

Purchase Entirely for Own Account. The Bonds (and any Conversion Shares acquired pursuant to any conversion thereof) will be acquired for the Bondholder’s own account, not as nominee or agent, for the purpose of investment and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Bondholder has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Bondholder’s right at all times to sell or otherwise dispose of all or any part of the Bonds in compliance with applicable federal and state securities laws. The Bonds are being purchased by the Bondholder in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by the Bondholder to hold the Bonds for any period of time. The Bondholder is not a broker-dealer registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, (“Exchange Act”) or an entity engaged in a business that would require it to be so registered. Neither the Bondholder nor any account for which it is acting (if any) was formed for the specific purpose of acquiring the Bonds (and any Conversion Shares acquired pursuant to any conversion thereof).

(b)

No U.S. Person. Each Bondholder represents, warrants and confirms that it, and any account it is acquiring the Bonds (and any Conversion Shares acquired pursuant to any conversion thereof) for, is not a “U.S. Person” and is purchasing the Bonds in an “offshore transaction” (as such terms are defined under Regulation S) and that it understands that the Bonds will be subject to a distribution compliance period under Regulation S of the Securities Act;

(c)

U.S. Securities Act. Each Bondholder represents, warrants and confirms that it understands that the Bonds (and any Conversion Shares acquired pursuant to any conversion thereof) may only be resold or otherwise transferred in a transaction exempt from, or not subject to, the registration requirements of the Securities Act, and in compliance with applicable state securities law, and that the Issuer is not required to register the Bonds under the Securities Act;

(d)

No Registration. Each Bondholder represents, warrants and confirms that it understands that the Bonds (and any Conversion Shares acquired pursuant to any conversion thereof) have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States, that any offer and sale of the Bonds to it is being made in reliance on an exemption from, or is a transaction not subject to, the registration requirements of the Securities Act in a transaction not involving any public offering in the United States;

(e)

Disclosure of Information. Each Bondholder represents, warrants and confirms that it understands and acknowledges (A) that it is responsible for conducting its own due diligence in connection with the matters which are the subject of this Company Description and any purchase of Bonds (and any Conversion Shares acquired pursuant to any conversion thereof) by it, (B) that it has made its own independent investigation and appraisal of the business, results, financial condition, prospects, creditworthiness, status and affairs of the Issuer and, following such investigation and appraisal and the other due diligence that it deemed necessary and subsequently conducted in connection with the matters which are the subject of this Agreement, it has made its own investment decision to acquire the Bonds, (C) that it is aware and understands that an investment in the Bonds (and any Conversion Shares acquired pursuant to any conversion thereof) involves a considerable degree of risk and that no U.S. federal or state or non-U.S. agency has made any finding or determination as to the fairness for investment or any recommendation or endorsement of any such investment and (D) that it has made its own assessment concerning the relevant tax, legal, economic and other considerations relevant to its investment in the Bonds.

(f)

Control Securities. Each Bondholder understands that the Bonds and the Conversion Shares may be characterized as “control securities” under the U.S. federal securities laws if the Bondholder is an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule)) and that under such laws and applicable regulations the Bonds (and any Conversion Shares acquired pursuant to any conversion thereof) may be resold without registration under the Securities Act only in certain limited circumstances.

(g)

Independent Investment Decision. Each Bondholder understands that nothing in this Instrument or any other materials presented by or on behalf of the Issuer to the Bondholder in connection with the purchase of the Bonds constitutes legal, tax or investment advice. The Bondholder has consulted such legal, tax and investment advisors as it, in their sole discretion, has deemed necessary or appropriate in connection with its purchase of the Bonds.

4.10	Undertakings

(a)

The Issuer undertakes and warrants, inter alia, that so long as there are any outstanding Bonds save with the approval of a Special Resolution of the Bondholders, it shall (and, where applicable, shall procure that its Subsidiaries shall):

(i)

use commercially reasonable endeavours to maintain a listing for all the issued Shares on the Stock Exchange; and (ii) if unable to maintain or obtain such listing, to obtain and maintain a listing for all the Shares on an Alternative Stock Exchange as the Issuer with the approval by an Ordinary Resolution of the Bondholders may from time to time determine and will forthwith give notice to the Bondholders of the listing or delisting of the Shares (as a class) by any of such stock exchanges;

(ii)	comply in all material respects with all the rules, regulations and requirements of the applicable Stock Exchange (including the Listing Rules) or the Alternative Stock Exchange (if applicable);

(iii)	comply in all material respects with all applicable laws and regulations;

(iv)

promptly (i) obtain, comply with and do all that is necessary to maintain in full force and effect, and (ii) supply certified copies to the Bondholders of, any authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration required under any law or regulation of a relevant jurisdiction to (x) enable it to perform its obligations under the Bond Documents; (y) ensure the legality, validity, enforceability or admissibility in evidence of any Bond Documents; and (z) carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect;

(v)

maintain with insurance companies that are financially sound and reputable, such commercial general liability insurance, product liability insurance and property insurance with respect to liabilities, losses or damage in respect of its properties and assets as are customarily carried or maintained under similar circumstances by Persons engaged in similar businesses, in each case, in such amounts, with such deductibles, covering such risks and otherwise on such terms and conditions as are customary for such other Persons to maintain under similar circumstances in similar businesses;

(vi)

reserve, free from any pre-emptive or other similar rights, under its authorised share capital, the full number of Shares liable to be issued on conversion of the Bonds from time to time and will ensure that all Shares will be duly and validly issued;

(vii)

not make any offer, issue or distribution or take any action the effect of which would be to reduce the Conversion Price below the nominal value of the Shares of the Issuer; provided always that the Issuer shall not be prohibited from purchasing its Shares to the extent permitted by law.

(b)	Notice of Change in Conversion Price

The Issuer shall give notice to the Bondholders and the Stock Exchange (or, as the case may be, the Alternative Stock Exchange), of any change in the Conversion Price. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment. Any such adjustment of the Conversion Price shall be binding on the Bondholder save manifest error of the Issuer.

(c)	Anti-Layering

The Issuer undertakes and warrants, inter alia, that so long as there are any Bonds outstanding, save with the approval of a Special Resolution of the Bondholders, it will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any senior Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is either:

(i)	secured or expressed to be secured by Transaction Security (as such term is defined in the Intercreditor Deed) on a basis junior to the Senior Bonds (or any other Secured Obligations);

(ii)	expressed to rank or rank so that it is subordinated to the Alvogen Lux Shareholder Loans Roll Facility (or any other Secured Obligations) but are senior to the Bonds;

(iii)	contractually subordinated in right of payment to the Alvogen Lux Shareholder Loans Roll Facility (or any other Secured Obligations) and senior in right of payment to the Bonds; or

(iv)

expressed to rank or rank so that it is pari passu or senior in right of payment or in right of priority to the Bonds, other than the Other Bonds, the Senior Bonds, the Saemundargata Loans, the Alvogen Facility, the Aztiq CB, any New Equity Issuance, and any New Capital Increase,

(v)

provided that any Indebtedness incurred by the Issuer after the Issue Date (other than the Senior Bonds, the Other Bonds, the Saemundargata Loans, the Alvogen Facility, the Aztiq CB, any New Equity Issuance, and any New Capital Increase) shall be subject to the terms of a subordination agreement, such that such Indebtedness is subordinated to the Bonds.

(d)	Centre of Main Interests

The Issuer represents and warrants that for the purposes of the Regulation, its Centre of Main Interests is situated in its jurisdiction of incorporation. Each of the Issuer and the Guarantors incorporated in the European Union further undertakes and warrants that so long as there are any outstanding Bonds, it shall not take any positive action to deliberately change the location of its Centre of Main Interests for the purposes of the Regulation where that change would be materially adverse to the interests of the Bondholders.

For purposes of this Section 4.10(d) only:

“Centre of Main Interests” means “centre of main interests” as such term is used in Article 3(1) of Regulation (EU) No. 2015/848 of May 2015 of the European Parliament and of the Council on Insolvency Proceedings (recast) (the “Regulations”); and

“Regulation” has the meaning given to that term in the definition of Centre of Main Interests.

(e)	Shareholder Loans

(i)

The Issuer undertakes and warrants that, so long as there are any outstanding Bonds, to the extent it or any of the Guarantors Incurs any Indebtedness in accordance with Section (d) from any of its direct or indirect shareholders following the Issue Date, it shall, and shall cause the relevant Guarantor to, procure that the provider of such Indebtedness to execute and deliver to the Bondholders a subordination undertaking in form reasonably satisfactory to the Bondholders.

(ii)	For the avoidance of doubt, paragraph (i) above is not applicable to any Indebtedness owed to any Bondholders in its capacity as holder of the Bonds.

(f)	Arm’s Length Terms

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any transaction for the exclusive licensing, strategic alliance, disposal or any arrangement having equivalent effect with respect to any Proprietary Right with any person except on arm’s length terms (or better than arm’s length terms from the Issuer’s or the relevant Restricted Subsidiary’s perspective).

4.11	Payments

(a)	Principal and Premium

(i)

On the due date of such principal, premium, coupon, default interest or other amount, the Issuer will make payment of sums sufficient to pay such principal, premium, default interest or other amount when so becoming due by transfer to the Registered Account of the Bondholder.

(ii)	Except as specified in this Instrument, payment of the principal of, premium, if any, and coupon on, the Bonds will be made in Icelandic Króna.

(iii)	When making payments to Bondholders, fractions of one Icelandic Króna will be rounded down to the nearest Icelandic Króna.

(b)	Fiscal Laws

All payments are subject in all cases to any applicable laws and regulations in the place of payment, but without prejudice to the provisions of Section 4.14. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(c)	Payment Initiation

Where payment is to be made by transfer to a registered account, payment instructions will be initiated for value on the due date or, if that is not a Business Day, for value on the first following day which is a Business Day.

(d)	Default Interest and Delay in Payment

(i)

If the Issuer fails to pay any sum in respect of the Bonds when the same becomes due and payable under this Instrument, interest shall accrue on the overdue sum at the rate of 17 per cent. per annum on a daily compounding basis from the due date and ending on the date on which full payment is made to the Bondholders in accordance with this Instrument. Such default interest shall accrue on the basis of the actual number of days elapsed and a year of 360 days of twelve 30-day months.

(ii)

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if such delay is caused solely because the due date is not a Business Day or if a cheque mailed in accordance with this Section 4.11 arrives after the due date for payment.

(iii)	If an amount which is due on the Bonds is not paid in full, the Issuer shall annotate the Register of Bondholders with a record of the amount (if any) in fact paid.

4.12	Redemption, Purchase and Cancellation

(a)	Maturity

Unless previously redeemed, or purchased and cancelled as provided herein, the Issuer will redeem each Bond at an amount equal to the Redemption Amount on the Maturity Date. The Issuer may not redeem the Bonds at its option prior to the Maturity Date except as provided in Sections (b) and (c) below (but without prejudice to Section 4.14).

(b)	Optional Redemption

(i)

To the extent permitted under the terms of Senior Bonds Instrument and the Subordination Agreement, the Issuer may, at its option and having given not less than 30 nor more than 60 days’ notice (such notice or a notice delivered pursuant to this Section, an “Optional Redemption Notice”) to the Bondholders (which notices shall be irrevocable), redeem the Bonds, in whole but not in part, at a redemption price equal to Redemption Amount to (but not including) the relevant redemption date (such relevant redemption date, an “Optional Redemption Date”);

(ii)	The Issuer will be bound to redeem the Bonds on the Optional Redemption Date at the relevant amount set forth in clause (i) above.

(iii)

Any redemption set forth in clauses (i) above may, at the discretion of the Issuer, be subject to the satisfaction of one or more conditions precedent. If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the redemption date may be delayed until such time (provided, however, that any delayed redemption date shall not be more than 60 days after the date the relevant Optional Redemption Notice was sent) as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date or by the redemption date as delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

(c)	Redemption for Taxation Reasons

(i)

To the extent permitted under the terms of Senior Bonds Instrument, the Issuer may, at any time, having given not less than 30 nor more than 60 days’ notice (a “Tax Redemption Notice”) to the Bondholders (which notices shall be irrevocable), redeem the Bonds, in whole but not in part, at an amount equal to the Redemption Amount on the date fixed for redemption in the Tax Redemption Notice (the “Tax Redemption Date”) (subject to the right of Bondholders of record on the relevant record date to receive interest due on the relevant interest payment date) and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if:

(A)

the Issuer certifies acting reasonably and in good faith to the Bondholders immediately prior to the giving of such notice that the Issuer has or will become obliged to pay Additional Amounts as referred to in Section 4.14 as a result of:

i.

any change in, or amendment to, the laws or regulations of Luxembourg, Iceland, Germany, Switzerland or any political subdivision or any authority thereof or therein having power to tax (a “Tax Jurisdiction”); or

ii.

any change in the general application or official written interpretation of such laws or regulations, which change or amendment is formally announced and becomes effective on or after the first Issue Date (or if the applicable Tax Jurisdiction becomes a Tax Jurisdiction on a date after the Issue Date, such later date) (each of the events set forth in paragraph i above or this paragraph ii, a “Change of Tax Law”); and

(B)	such obligation cannot be avoided by the Issuer and/or the relevant Guarantor(s) taking reasonable measures available to it or them;

provided that no such Tax Redemption Notice shall be given (x) earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Amounts were a payment in respect of the Bonds then due and (y) unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the publication or mailing of any notice of redemption pursuant to this Section 1.1(c)(i), the Issuer shall deliver to the Bondholders: (i) a certificate signed by a director of the Issuer stating that the obligation referred to in paragraph (A) above cannot be avoided by the Issuer and/or the relevant Guarantor(s) (after taking reasonable measures available to it or them); and (ii) a written opinion of independent legal or tax advisers of recognised international standing qualified under the laws of the Tax Jurisdiction and reasonably satisfactory to the Bondholders to the effect that the Issuer or Guarantor, as the case may be, has been or will become obligated to pay Additional Amounts as a result of a Change of Tax Law.

(ii)	Subject to Section 1.1(c)(iii) below, the Issuer will be bound to redeem the Bonds on the Tax Redemption Date at an amount equal to the Redemption Amount.

(iii)

If the Issuer gives a Tax Redemption Notice pursuant to Section 1.1(c)(i), each Bondholder will have the right to elect that its Bond(s) shall not be redeemed and that the provisions of Section 4.13 shall not apply in respect of any payment of principal and premium to be made in respect of such Bond(s) which falls due after the relevant Tax Redemption Date whereupon no Additional Amounts shall be payable in respect thereof pursuant to Section 4.13 and payment of all amounts shall be made subject to the deduction or withholding of any tax required to be deducted or withheld for or on account of taxes imposed by Luxembourg. To exercise a right pursuant to this Section 1.1(c)(iii), the holder of the relevant Bond must complete, sign and deposit at its own expense during normal business hours at the Registered Office no later than the day falling 10 days prior to the Tax Redemption Date a duly completed and signed notice of exercise, in the form for the time being current, obtainable from the Registered Office (a “Tax Option Exercise Notice”), together with the relevant Bond. A Tax Option Exercise Notice, once delivered shall be irrevocable and may not be withdrawn without the Issuer’s written consent.

(iv)

The foregoing provisions in this Section 1.1(c) shall apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor to the Issuer or a Guarantor is organised or otherwise considered to be a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein and such provisions shall survive any termination, defeasance or discharge of this Instrument or the Guarantees.

(d)	Purchases

The Issuer, the Guarantors or any of their respective Subsidiaries may at any time and from time to time purchase Bonds at any price in the open market or otherwise in compliance with applicable laws and regulations.

(e)	Cancellation

All Bonds which are purchased or redeemed by the Issuer, any Guarantor or any of their respective Subsidiaries, will forthwith be cancelled and such Bonds may not be reissued or resold.

(f)	Redemption Notices

All notices to Bondholders given by or on behalf of the Issuer pursuant to this Section 4.12, and without prejudice to the other content requirements set out in this Section 4.12, specify the applicable Redemption Amount, the date for redemption, the manner in which redemption will be effected and the aggregate principal amount of the outstanding Bonds as at the latest practicable date prior to the publication of the notice.

4.13	Taxation

(a)	Taxation Gross-Up

(i)

All payments, whether of principal, premium or otherwise, made by or on behalf of the Issuer (including, in each case, any successor entity), as the case may be, under or with respect to this Instrument, shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, fee, duty, levy, tariff, impost, assessment or other governmental charge (including penalties, coupon and other liabilities related thereto) (collectively, “Taxes”) (such withholding or deduction for, or on account of, Taxes being referred to as a “Tax Deduction”) unless the Tax Deduction is then required by law. The Issuer shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction), with respect to the Bondholders, notify such Bondholders accordingly. If a Tax Deduction will at any time be required to be made from any payments made by or on behalf of the Issuer under or with respect to this Instrument, including payments of principal, redemption price, coupon, additional amounts or premium, if any, the Issuer shall pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the holders of a Bond, or beneficial owner of the Bonds, in respect of such payments, after such withholding or deduction (including any such withholding or deduction from such Additional Amounts) will not be less than the amounts that would have been received by each Bondholder in respect of such payments under or with respect to this Instrument in the absence of such Tax Deduction; provided, however, that no Additional Amounts will be payable with respect to:

i.

any Taxes, to the extent such Taxes were imposed as a result of the presentation of a Bond for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder of that Bond (except to the extent that the holder of the Bond would have been entitled to Additional Amounts had the Bond been presented on the last day of such 30-day period);

ii.	any FATCA Deduction; or

iii.	any combination of the above clauses i to ii.

(ii)

The Issuer shall pay and indemnify the Bondholders or the beneficial owner of the Bonds for any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including any penalties, coupon and other liabilities related thereto) that are payable in, or levied by any jurisdiction on the execution, delivery, transfer or registration of this Instrument or the Bonds or the receipt of any payments with respect to, or enforcement of, this Instrument or the Bonds (such sum being recoverable from the Issuer as a liquidated sum payable as a debt).

(iii)

If the Issuer becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to any Bond or this Instrument, the Issuer shall deliver to the Bondholder on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises less than 45 days prior to that payment date, in which case the Issuer shall notify the Bondholder as promptly as practicable after the date that is 30 days prior to the payment date) notice signed by a director of the Issuer stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The Bondholder shall not have any obligation to determine whether any Additional Amounts are payable or the amount of such Additional Amounts.

(iv)

The Issuer shall make all Tax Deductions (within the time period and in the minimum amount) required by law and shall remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Issuer shall, whether or not Additional Amounts are payable, use its or their reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. The Issuer shall furnish to the Bondholders, and to a beneficial owner of Bonds upon request, within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Issuer, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence (reasonably satisfactory to the Bondholders) of payments by such entity.

(v)

If a credit against, relief or remission for, or repayment of any Tax (“Tax Credit”) is attributable to a Tax Deduction and the Bondholder has obtained and utilised that Tax Credit, the Bondholder shall pay an amount to the Issuer which leaves it (after that payment) in the same after-Tax position as it would have been in had the Tax Deduction not been required to be made by the Issuer.

(vi)	Wherever in this Instrument there is mentioned, in any context:

i.	the payment of principal;

ii.	purchase prices in connection with a purchase of Bonds;

iii.	coupon; or

iv.	any other amount payable on or with respect to any of the Bonds,

such reference shall be deemed to include payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(vii)

The obligations described under this Section 4.13 shall survive any termination, defeasance or discharge of this Instrument and shall apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Issuer is incorporated, or resident or doing business for tax purposes or any jurisdiction from or through which such Person makes any payment on the Bonds and any department or political subdivision thereof or therein.

(viii)	The Issuer will:

i.	pay all stamp duty, registration, documentary, transfer and other similar Taxes payable in respect of any Bond Document; and

ii.

within five Business Days of demand of a Bondholder, indemnify such Bondholder from and against any cost, loss or liability that Bondholder incurs in any jurisdiction in relation to any stamp duty, registration, documentary, transfer or other similar Tax paid or payable in respect of any Bond Document.

The parties hereto acknowledge that the foregoing indemnities shall survive the termination of this Instrument.

(b)	FATCA

(i)	Subject to Section 1.1(a), each party hereto may make any FATCA Deduction it is required to make by FATCA and any payment required in connection with that FATCA Deduction.

(ii)

Each party hereto shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Issuer..

(iii)	Subject to Section 1.1(b)(v), each party hereto shall, within ten Business Days of a reasonable request by any other party:

i.	confirm to that other party whether it is:

a FATCA Exempt Party; or

not a FATCA Exempt Party;

ii.

supply to that other party such forms, documentation and other information relating to its status under FATCA as that other party reasonably requests for the purposes of that other party’s compliance with FATCA; and

iii.

supply to that other party such forms, documentation and other information relating to its status as that other party reasonably requests for the purposes of that party’s compliance with any other law, regulation, or exchange of information regime.

(iv)

If a party hereto confirms to another party hereto pursuant to paragraph 4.13(b)(iii)i above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly.

(v)	Section 1.1(b)(iii) above shall not oblige the Bondholders to do anything which would or might in its reasonable opinion constitute a breach of:

any law or regulation;

any fiduciary duty; or

any duty of confidentiality.

(vi)

If a party hereto fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with Section 1.1(b)(iii) above (including, for the avoidance of doubt, where Section 1.1(b)(iv) above applies), then such party shall be treated for the purposes of the Bond Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the party in question provides the requested confirmation, forms, documentation or other information.

4.14	Events of Default

Any of the following events will constitute an “Event of Default” under this Instrument:

i.

there is failure by the Issuer to pay any principal, premium or any other amount due in respect of the Bonds on or prior to the due date for such payment (except where failure to pay is caused by administrative or technical error and payment is made within five days of its due date);

ii.	there is any failure by the Issuer to deliver any Shares as and when the Shares are required to be delivered following conversion of Bonds;

iii.

there is any failure of performance or observance of the Issuer of any of its undertakings or obligations under the the Bonds or this Instrument, which failure is incapable of remedy or, if capable of remedy, is not remedied within 30 days after written notice of such failure shall have been given to the Issuer or the relevant Guarantor by a Bondholder;

iv.

any final judgment or order for the payment of money in excess of US$2,875,000 (or the Dollar Equivalent thereof) in the aggregate for all such final judgments or orders is rendered against the Issuer, any Guarantor and shall not be bonded, paid, or discharged for a period of 10 Business Days following such judgment during which a stay of enforcement, by reason of a pending appeal or otherwise is not in effect.

v.

(i) any other present or future Indebtedness (whether actual or contingent) of the Issuer or any Guarantor for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its Stated Maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (ii) any such indebtedness is not paid when due or (if a grace period is applicable) within any applicable grace period, or (iii) the Issuer or any of the Guarantors fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised;

provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Section 3.13v have occurred and after the applicable grace or notice period has expired equals or exceeds US$2,875,000 (or the Dollar Equivalent thereof);

vi.

the Shares (as a class) cease to be listed or admitted to trading on the Stock Exchange or an Alternative Stock Exchange or suspension of the trading of Shares on the Stock Exchange or such Alternative Stock Exchange (other than for a temporary suspension of trading for not more than 20 consecutive Trading Days);

vii.

a distress, attachment, execution, seizure before judgement or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Issuer, any Guarantor if capable of remedy and is not discharged or stayed within 30 days;

viii.

any mortgage, charge, pledge, lien or other Encumbrance, present or future, created or assumed by the Issuer or any Guarantor becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar person) which is not discharged or stayed within 30 days and such enforcement can be reasonably expected to result in a Material Adverse Effect;

ix.

the Issuer or any of the Guarantors is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt under applicable law or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer or such Guarantor;

x.

an order is made or an effective resolution passed for the winding-up or dissolution, judicial management, administration or liquidation of the Issuer or any of the Guarantors (as the case may be), or the Issuer or any of the Guarantors ceases or threatens to cease to carry on all or substantially all of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by the Bondholders, or (ii) in the case of a Guarantor, whereby the undertaking and assets of such Guarantor are transferred to or otherwise vested in the Issuer or another Guarantor;

xi.

an Encumbrancer takes possession or an administrative or other receiver or an administrator is appointed of the whole or any substantial part of the property, assets or revenues of the Issuer or any of the Guarantors (as the case may be) and is not discharged within 30 days;

xii.	any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer or any of the Guarantors;

xiii.

any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Issuer and the Guarantors lawfully to enter into, exercise its rights and perform and comply with its obligations under the Bonds and the Guarantees, (ii) to ensure that those obligations are legally binding and enforceable and (iii) to make the Bonds and the Guarantees admissible in evidence in the courts of England, is not taken, fulfilled or done;

xiv.	it is or will become unlawful for the Issuer to perform or comply with any one or more of its obligations under the Bonds;

xv.

the auditors of the Issuer issue an opinion other than an unqualified opinion in respect of the audited accounts of the Issuer which will adversely affect the operation of the Issuer and its Subsidiaries;

xvi.	the Issuer or any of the Guarantors ceases or threatens to cease to carry on all or substantially all of its business or operations;

xvii.	any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs of this Section 4.14; and

xviii.

the occurrence of a default of event of default (however described) under the Senior Bonds Instruments, the Alvogen Facility and/or Aztiq CB in respect of the Indebtedness of the Issuer or any Guarantor thereunder which results in the acceleration of such Indebtedness under the Senior Bonds Instruments, the Alvogen Facility Agreement and/or the Aztiq CB Bond Instrument prior to its stated final maturity and in each case, the aggregate principal amount of all Indebtedness subject to such accelerations (after giving effect to any applicable grace periods), is in excess of US$2,875,000 (or its equivalent in other currencies).

For so long as any Bond remains outstanding, if an Event of Default (other than an Event of Default specified in clause ix, x or xi above) occurs and is continuing under this Instrument, the Instructing Bondholders, at their discretion may, by written notice to the Issuer, declare that an amount equal to the Redemption Amount on the Bonds then outstanding to but not including the relevant Payment Date to be immediately due and payable, and upon a declaration of acceleration, such amount shall be immediately due and payable (subject to the terms of the Intercreditor Deed and the Subordination Agreement). If an Event of Default specified in clause ix, x or xi above occurs with respect to the Issuer or any of the Guarantors, an amount equal to the Redemption Amount on the Bonds then outstanding to but not including the relevant Payment Date shall, subject to the terms of the Intercreditor Deed and the Subordination Agreement, automatically become and be immediately due and payable without any declaration or other act on the part of any Bondholder.

4.15	Meeting of Bondholders and Modifications

(a)	Applicable rules

Articles 470-3 to 470-19 (included) of the Companies Law (including any provisions in respect of the representation of Bondholders and the holding of Bondholders’ meetings contained therein) shall not apply to the Bonds and this Instrument.

(b)	Meetings

(i)

Appendix II to this Company Description contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Special Resolution of a modification of the Bonds and Other Bonds then outstanding (subject to Section 1.1(c) below) and the sanctioning by Ordinary Resolution of any matter requiring their approval pursuant to this Instrument. When there is only one holder in respect of the Bonds and Other Bonds, no meetings are required, and any resolution of the Bondholder can be passed by written resolution.

(ii)

A Special Resolution passed at any meeting of Bondholders will be binding on all Bondholders in relation to the Bonds and the Other Bonds, whether or not they are present at the meeting. Appendix II provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of the Bonds and Other Bonds then outstanding shall be as valid and effective as a duly passed Special Resolution.

(c)	Modification, Consents and Waivers

(i)

The Issuer may without any such meeting or sanction of the Bondholders, amend the terms of Bonds if, in the reasonable opinion of the Issuer, having consulted with its financial adviser, legal adviser or auditor, such amendment is of a minor or technical nature or corrects a manifest error. Any such amendment will be binding on the Bondholders.

(ii)

Notwithstanding anything to the contrary herein, any modification that has the effect of changing the number, percentage or aggregate principal amount of Bonds or Other Bonds required to accelerate the Bonds, including any modification of the final paragraph of Section 4.14 shall require the consent of the holders of not less than 75.0 per cent. of the aggregate principal amount of the Bonds and the Other Bonds then outstanding.

(iii)

Notwithstanding anything to the contrary herein, any consent, approval, release or waiver or agreement to any amendment or to carry out any other vote or approve any action or give any instruction under the Bond Documents, in each case, relating to:

(1)	changes to rate of interest, or the rate of default interest payable in respect of the Bonds;

(2)	changing the method of calculation of the Redemption Amount (if any);

(3)	changing the currency of any payment in respect of the Bonds;

(4)	the rights and obligations applicable to holders of Bonds only; and

(5)	any matter that would not reasonably expected to be materially and adversely affect the rights and interests of holders under the Other Bonds,

such consent, approval, release or waiver or agreement to any amendment or to carry out any other vote or approve any action or give any instruction under the Bond Documents, in each case, would be made by the specified proportion of the holders of Bonds only (as if references in this Instrument to the specified proportion of holders (including, for the avoidance of doubt, all the holders) whose consent would, but for this paragraph (c), be required for that amendment, waiver or consent were to that proportion of the holders of Bonds only).

(iv)

Subject to paragraph (iii) above, where any consent, approval, release or waiver or agreement to any amendment or to carry out any other vote or approve any action or give any instruction under the Bond Documents, in each case, that, pursuant to this Instrument, would be required to be made by the specified proportion of the holders of the Bonds and (if issued) Other Bonds outstanding, such calculation shall be made pursuant to the outstanding principal amounts of the Bonds and Other Bonds in US Dollars, provided that the principal amount of the Bonds shall be converted into US Dollar at the exchange rate of US$1 to ISK142.08.

(d)	Form of Modification

Any modification to the terms of the Bonds, whether pursuant to Section 1.1(b) or 1.1(c), shall be effected by way of deed poll executed by the Issuer, as the case may be. A copy of such deed poll will be sent by the Issuer to the Bondholders as soon as practicable thereafter.

4.16	Waiver

No failure to exercise, nor any delay in exercising, on the part of any Bondholder, any right or remedy under these Sections shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies herein are cumulative and not exclusive of any rights or remedies provided by law.

APPENDIX I

- INTERPRETATION-

1.	The following expressions have the following meanings:

“2022 Alvogen Lux Shareholder Loans” means, collectively, (i) the US$40,000,000 bridge loan pursuant to a loan agreement dated 11 April 2022, and (ii) the US$20,000,000 bridge loan pursuant to a loan agreement dated 1 June 2022, in each case, made between Alvogen Lux as lender and Alvotech Holdings S.A. as borrower (which has been replaced by the Issuer following completion of the statutory merger between Alvotech Holdings S.A. and the Issuer), and each of which has been rolled into and replaced by the Alvogen Lux Shareholder Loans Roll Facility in full pursuant to the terms of the Alvogen Facility Agreement;

“2022 Alvogen Lux Shareholder Loans Repayment Conditions” means each of the following conditions:

(1)	the FDA Approval has been granted to the Issuer on or before 31 March 2023;

(2)

the aggregate amount of the Net Proceeds of any New Equity Issuance received by the Issuer is not less than US$135,000,000, provided that, for the purpose of this paragraph (2) only, the New Equity Issuance Period shall not apply to such New Equity Issuance and the relevant New Equity Issuance may be consummated by the Issuer at any time on or after the 2022 Senior Bonds Upsize A&R Effective Date, in each case in compliance with the Senior Bonds Instruments; and

(3)

immediately following and calculated giving pro forma effect to the related proposed prepayment and/or repayment (including payment of any fees, interest or similar payments due thereunder) of any 2022 Alvogen Lux Shareholder Loans being made, the Issuer and (as applicable) other Guarantors (taken as a whole) shall have not less than US$200,000,000 (or the Dollar Equivalent) of cash or Cash Equivalents on balance sheet;

“2022 Senior Bonds Upsize Amendment and Restatement Deed” means the amendment and restatement deed relating to the Senior Bonds dated 16 November 2022 and made between, amongst others, the Issuer as issuer, the bondholders therein as bondholders and Madison Pacific Trust Limited as security trustee, paying agent, registrar and calculation agent;

“2022 Senior Bonds Upsize A&R Effective Date” means 17 November 2022;

“ABL Collateral” means all or any of the following assets and properties owned as of the Issue Date, or at any time thereafter acquired, by the Issuer or any Restricted Subsidiary: (1) all Inventory; (2) all Accounts arising from the sale of Inventory or the provision of services; (3) to the extent evidencing, governing or securing the obligations of Account Debtors in respect of the items referred to in the preceding clauses (1) and (2), all (a) General Intangibles, (b) Chattel Paper, (c) Instruments, (d) Documents, (e) Payment Intangibles (including tax refunds), other than any Payment Intangibles that represent tax refunds in respect of or otherwise relate to real property, Fixtures or Equipment and (f) Supporting Obligations; (4) collection accounts and Deposit Accounts, including any Lockbox Account, and any cash or other assets in any such accounts constituting Proceeds of clause (1) or (2) (excluding identifiable cash proceeds in respect of real estate, Fixtures or Equipment or from the sale of the Bonds); (5) all Indebtedness that arises from cash advances to enable the obligor or obligors thereon to acquire Inventory, and any Deposit Account into which such cash advances are deposited (excluding identifiable cash proceeds from the sale of the Bonds); (6) all books and records related to the foregoing; and (7) all Products and Proceeds of any and all of the foregoing in whatever form received, including proceeds of insurance policies related to Inventory or Accounts arising from the sale of Inventory of the Issuer or any Restricted Subsidiary or the provision of services by the Issuer or any Restricted Subsidiary and business interruption insurance. All capitalised terms used in this definition and not defined elsewhere herein have the meanings assigned to them in the Uniform Commercial Code;

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

“Additional Amounts” has the meaning given to it in Section (a);

“Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person;

“Alternative Stock Exchange” means, in the case of the Shares, if they are not at that time listed and traded on the Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in;

“Alvogen Lux” means Alvogen Lux Holdings S.à r.l., a private company with limited liability (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register under number B 149.045;

“Alvogen Facility” means the unsecured and subordinated facility (in an aggregate principal facility amount of US$112,500,000 (such amount being US$50,000,000 made available in cash to the Issuer by Alvogen Lux on the 2022 Senior Bonds Upsize A&R Effective Date (the “Alvogen Facility Cash Loans”) and US$62,500,000 being the Alvogen Lux Shareholder Loans Roll Facility) dated 16 November 2022 (and for the avoidance of doubt, including any increase or upsize of the commitments under that facility established in accordance with the terms of the Senior Bonds Instrument after the 2022 Senior Bonds Upsize A&R Effective Date) granted pursuant to the facility agreement (the “Alvogen Facility Agreement”) dated 16 November 2022 and made by Alvogen Lux as original lender and the rollover lender and the Issuer as borrower in the form agreed with the Bondholders prior to the date of this Instrument (as amended and/or restated pursuant to and in accordance with the terms and conditions of the Alvogen Facility Agreement, the Senior Bonds Instrument and this Instrument);

“Alvogen Facility Agreement” has the meaning given to that term in the definition of “Alvogen Facility”;

“Alvogen Facility Cash Loans” has the meaning given to that term in the definition of “Alvogen Facility”;

“Alvogen Facility Lenders” means Alvogen Lux and such other persons permitted to be lenders under the Alvogen Facility as at the 2022 Senior Bonds Upsize A&R Effective Date that shall accede to the Alvogen Facility Agreement in the capacity of a lender;

“Alvogen Facility Refinancing” means the irrevocable refinancing, repayment and discharge of US$50,000,000 of the principal amount of the Alvogen Facility together with any accrued interest and other costs (excluding, for the avoidance of doubt, the Alvogen Lux Shareholder Loans Roll Facility unless and until the occurrence of a New Capital Roll) in full (and the commitments thereunder being irrevocably cancelled);

“Alvogen Lux Shareholder Loans Roll Amount” means US$62,500,000;

“Alvogen Lux Shareholder Loans Roll” means the rollover of the 2022 Alvogen Lux Shareholder Loans into the Alvogen Facility (on cashless basis) pursuant to the terms of the Alvogen Facility Agreement, following which, the 2022 Alvogen Lux Shareholder Loans shall thereafter be deemed to form part of the Alvogen Facility pursuant to the terms and conditions of the Alvogen Facility;

“Alvogen Lux Shareholder Loans Roll Facility” means the portion of the Alvogen Facility representing the aggregate amount of the 2022 Alvogen Lux Shareholder Loans that have been rolled-over into the Alvogen Facility pursuant to the terms of the Alvogen Facility Agreement, including for the avoidance of doubt, all interest, fees and other amounts whatsoever that have accrued or are to accrue thereon and with such conversion and/or roll being effective on the date of the Alvogen Facility Agreement;

“Articles of Association” means the articles of association of the Issuer in force from time to time;

“Asset Acquisition” means (1) an investment by the Issuer or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Issuer or any Restricted Subsidiary; or (2) an acquisition by the Issuer or any Restricted Subsidiary of the property and assets of any Person other than the Issuer or any Restricted Subsidiary that constitute substantially all of a division or line of business of such Person;

“Asset Disposition” means the sale or other disposition by the Issuer or any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary) of (1) all or substantially all of the Capital Stock of any Restricted Subsidiary; or (2) all or substantially all of the assets that constitute a division or line of business of the Issuer or any Restricted Subsidiary;

“Asset Sale” means:

(1)

any direct or indirect sale, conveyance, transfer, lease (other than an operating lease entered into in the ordinary course of business) or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Issuer or any Restricted Subsidiary of the Issuer, including any disposition by means of a merger, consolidation or similar transaction (each referred to in this definition as a “disposition”); or

(2)

the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) in any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary of the Issuer) (whether in a single transaction or a series of related transactions), in each case other than:

(a)

a disposition of (i) Cash Equivalents or Investment Grade Securities, (ii) obsolete, damaged or worn-out property or equipment in the ordinary course of business of the Issuer and its Restricted Subsidiaries, (iii) Inventory (as defined in the Uniform Commercial Code) or goods (or other assets) held for sale in the ordinary course of business or (iv) equipment or other assets as part of a trade-in for replacement equipment;

(b)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section (e);

(c)

any disposition of assets or issuance or sale of Equity Interests, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the Issuer) of less than US$8,630,000 (or the Dollar Equivalent thereof), in each case whether in a single transaction or a series of related transactions;

(d)

any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to a Restricted Subsidiary of the Issuer (or to an entity that contemporaneously therewith becomes a Restricted Subsidiary);

(e)

any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(f)	foreclosure on assets of the Issuer or any of its Restricted Subsidiaries;

(g)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(h)

any license, collaboration agreement, strategic alliance or similar arrangement in the ordinary course of business on an arm’s length basis providing for the licensing of Proprietary Rights or the development or commercialisation of Proprietary Rights that, at the time of such license, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Issuer’s business, condition (financial or otherwise) or prospects, taken as a whole;

(i)

a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(j)

the sale of any property in a Sale/Leaseback Transaction within six months of the acquisition of such property, or Sale/Leaseback Transactions of equipment and property of the Issuer or any Restricted Subsidiary entered into within six months of the Issue Date in an aggregate amount not to exceed US$ 11,500,000 (or the Dollar Equivalent thereof);

(k)	any surrender or waiver of contract rights or the settlement of, release of, recovery on or surrender of contract, tort or other claims of any kind;

(l)

in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of the Issuer and its Restricted Subsidiaries taken as a whole, as determined in good faith by the Issuer;

(m)

any financing transaction with respect to property built or acquired by the Issuer or any of its Restricted Subsidiaries after the Issue Date, including any Sale/Leaseback Transaction or asset securitisation, permitted by this Instrument;

(n)	dispositions consisting of Permitted Liens;

(o)

any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary of the Issuer) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition; and

(p)

dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

“Aztiq” means ATP Holdings ehf. a company incorporated and registered in Iceland, with registration number 481020-0420, whose registered office is at Smáratorg 3, Kópavogur, Iceland;

“Aztiq CB” means the up to US$105,000,000 convertible bonds issued by the Issuer to Aztiq pursuant to the convertible bond instrument (the “Aztiq CB Bond Instrument”) dated 16 November 2022 and made between the Issuer as issuer and Aztiq as bondholder;

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement and the other Credit Agreement Documents as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of such Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganisation relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof;

“Board” means the board of directors of the Issuer;

“Bond Documents” means collectively, this Instrument, the Bonds, the Intercreditor Deed, the Subordination Agreement and any other document designated as a “Bond Document” by the Issuer and Bondholders;

“Bondholders”, and (in relation to a Bond) “holder” means the person in whose name a Bond is registered in the Register of Bondholders;

“Bonds” means the convertible bonds issued or to be issued under this Instrument due 2025 in an aggregate principal amount up to, when aggregated with the outstanding principal amount the Other Bonds, US$200,000,000 (in each case, excluding the principal amount of any Bonds issued as a result of capitalisation of PIK interest pursuant to the terms hereof), which are convertible into Shares in accordance with the terms of this Instrument, and which shall include the Bonds issued on the Issue Date in an aggregate principal amount of ISK8,480,000,000, any additional Bonds to be issued pursuant to this Instrument (if any) and any capitalisation of PIK interest pursuant to the terms hereof;

“Business Day” means a day other than a Saturday or Sunday on which commercial banks are open for business in Luxembourg, Iceland and New York City;

“Capital Distribution” means any distribution of assets in specie charged or provided or to be provided for in the accounts of the Issuer for any financial period (whenever paid or made and however described) but excluding a cash Dividend and a distribution of assets in specie in lieu of a cash Dividend (and for these purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid-up (other than Shares credited as fully paid) by way of capitalisation of reserves);

“Capital Stock” means (1) in the case of a corporation, corporate stock or shares, (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including Preferred Stock, but excluding any debt securities convertible into such equity, (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person;

“Capitalised Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalised and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with IFRS and excluding, for the avoidance of doubt, any cash expenditure arising from an operating lease or lease which, in accordance with IFRS, is treated as an operating lease;

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital (including the capital reserves) of the Issuer used for purposes of calculating the amount of Indebtedness that may be Incurred as “Contribution Indebtedness” as described in the definition of “Contribution Indebtedness;” provided that such cash contributions shall cease to be treated as the Cash Contribution Amount to the extent the related Contribution Indebtedness has been reclassified in accordance with Section (d);

“Cash Equivalents” means:

(1)	U.S. dollars, Canadian dollars, pounds sterling, euros or the national currency of any member state in the European Union;

(2)

securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), in each case maturing not more than two years from the date of acquisition;

(3)

certificates of deposit, time deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not to exceed one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of US$287,500,000 (or the Dollar Equivalent thereof) and whose long-term debt is rated “A” by S&P or Fitch or “A2” by Moody’s (or reasonably equivalent ratings of another internationally recognized rating agency);

(4)

repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)

commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A-1” or the equivalent thereof by Moody’s, S&P or Fitch (or reasonably equivalent ratings of another internationally recognized rating agency), and in each case maturing within one year after the date of acquisition;

(6)

readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from any of Moody’s, S&P or Fitch (or reasonably equivalent ratings of another internationally recognized rating agency), in each case with maturities not to exceed two years from the date of acquisition;

(7)

Indebtedness issued by Persons (other than an Affiliate of the Issuer) with a rating of “A” or higher from S&P or Fitch or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized rating agency), in each case with maturities not to exceed 12 months from the date of acquisition; and

(8)	investment funds investing at least 95.0 per cent. of their assets in securities of the types described in clauses (1) through (7) above;

“Change of Tax Law” has the meaning given to it in Section 1.1(c);

“Closing Price” for the Shares for any Trading Day shall be the price published in the quotation sheet of the Stock Exchange for such day or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day;

“Companies Law” means the Luxembourg law on commercial companies of 10 August 1915, as amended from time to time;

“Consolidated Interest Expense” means, for any period, the amount that would be included in gross interest expense on a consolidated income statement prepared in accordance with IFRS for such period of the Issuer and its Restricted Subsidiaries, minus interest income for such period, and plus, to the extent not included in such gross interest expense, and to the extent incurred, accrued or payable during such period by the Issuer and its Restricted Subsidiaries, without duplication, (1) interest expense attributable to Capitalized Lease Obligations, (2) amortisation of debt issuance costs and original issue discount expense and non-cash interest payments in respect of any Indebtedness, (3) the interest portion of any deferred payment obligation, (4) all commissions, discounts and other fees and charges with respect to letters of credit or similar instruments issued for financing purposes or in respect of any Indebtedness, (5) the net costs associated with Hedging Obligations (including the amortisation of fees, taking no account of any unrealised gains or losses or financial instruments other than any derivative instruments which are accounted for on a hedge accounting basis), (6) interest accruing on Indebtedness of any other Person that is Guaranteed by, or secured by a Lien on any asset of, the Issuer or any of its Restricted Subsidiaries, (7) any capitalized interest and (8) all other non-cash interest expense; provided that, interest expense attributable to interest on any Indebtedness bearing a floating interest rate will be computed on a pro forma basis at the rate in effect on the date of determination, in each case as if such rate had been the applicable rate for the entire relevant period; provided further that to the extent the document(s) governing any Indebtedness provide for an increase of the interest rate on such Indebtedness during the term of such Indebtedness, interest expense attributable to interest on such Indebtedness will be computed on the basis of the highest rate contemplated under such document(s);

“Consolidated Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to the event for which the calculation of the Consolidated Leverage Ratio is made (the “Consolidated Leverage Calculation Date”), then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officer’s Certificate delivered to the Bondholders to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to a business, a division or an operating unit of a business, as applicable, and any operational changes that the Issuer or any of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Consolidated Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to a business, a division or an operating unit of a business, as applicable, that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period;

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)

any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, curtailments or modifications to pension and postretirement employee benefit plans, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to facilities closing costs, acquisition integration costs, facilities opening costs, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalisation or issuance, repayment, refinancing, amendment or modification of Indebtedness shall be excluded; provided, however, that the aggregate amount so excluded pursuant to this clause (1) shall not exceed 15 per cent. of the Net Income of such Person and its Restricted Subsidiary as the case may be, for such period;

(2)

effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Subsidiaries) in amounts required or permitted by IFRS, resulting from the application of purchase accounting in relation to any consummated acquisition or the amortisation or write-off of any amounts thereof, net of taxes, shall be excluded;

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)

any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(5)

any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Issuer) shall be excluded;

(6)

any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7)

the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8)

solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of “Cumulative Credit”, the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders or equityholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)	any impairment charges or asset write-offs, in each case pursuant to IFRS, and the amortisation of intangibles arising pursuant to IFRS shall be excluded;

(10)

any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(11)

any (a) one-time non-cash compensation charges, (b) costs and expenses after the Issue Date related to employment of terminated employees or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(12)

accruals and reserves that are established or adjusted within 12 months after the Issue Date and that are so required to be established or adjusted in accordance with IFRS or as a result of adoption or modification of accounting policies shall be excluded;

(13)

solely for purposes of calculating EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(14)

(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense that exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under IFRS and related interpretations shall be excluded;

(15)

any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded;

(16)

solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of the Issuer calculated in accordance with IFRS and the actual Consolidated Taxes paid in cash by the Issuer during any Reference Period shall be included; and

(17)

to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), such loss or expense amounts as are so reimbursed, or reimbursable, by insurance providers in respect of liability or casualty events or business interruption shall be excluded.

Notwithstanding the foregoing, for the purpose of Section (e) only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Issuer or a Restricted Subsidiary of the Issuer to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under clauses (5) and (6) of the definition of “Cumulative Credit”;

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortisation and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with IFRS, but excluding any such charge that consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period;

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including state, franchise, property and similar taxes and non-U.S. withholding taxes (including penalties and interest related to such taxes or arising from tax examinations);

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)

to advance or supply funds: (a) for the purchase or payment of any such primary obligation; or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)

to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof;

“Contribution Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary in an aggregate principal amount not to exceed the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital (including the capital reserves) of the Issuer after the Issue Date; provided that:

(1)	such cash contributions have not been used to make a Restricted Payment; and

(2)

such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officer’s Certificate on the Incurrence date thereof;

“Coupon Payment Date” means 20 June 2023 (or such other date as may be agreed by the Issuer and the Instructing Bondholders) and each subsequent date falling at six-monthly intervals.

“Coupon Rate” means 15.00% per annum;

“Credit Agreement” means (i) if designated by the Issuer to be included in the definition of “Credit Agreement”, any revolving credit, line of credit or similar agreement, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or instrument extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or instrument or any successor or replacement agreement or agreements or instrument or instruments or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the agreements or instruments referred to in clause (i) remain outstanding, and if designated by the Issuer to be included in the definition of “Credit Agreement”, one or more (x) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, or (y) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time;

“Credit Agreement Documents” means any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time;

“Cumulative Credit” means the sum of (without duplication):

(1)

50 per cent. of the Consolidated Net Income for the period (taken as one accounting period, the “Reference Period”) beginning on the first day of the fiscal quarter during which the Issue Date occurs and ending on the last day of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payments (or, in the case such Consolidated Net Income for such Reference Period is a deficit, minus 100 per cent. of such deficit), plus

(2)

100 per cent. of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash, received by the Issuer after the Issue Date from the issue or sale of Equity Interests of the Issuer (excluding Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), including Equity Interests issued upon conversion of Indebtedness or Disqualified Stock or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries), plus

(3)

100 per cent. of the aggregate amount of contributions to the capital (including the capital reserves without issuance of shares) of the Issuer received in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4)

the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Issuer or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) that has been converted into or exchanged for Equity Interests in the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer (provided in the case of any such parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)

100 per cent. of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash received by the Issuer or any Restricted Subsidiary from: (a) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary of the Issuer) of Restricted Investments made by the Issuer and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries by any Person (other than the Issuer or any of its Restricted Subsidiaries) and from repayments of loans or advances that constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (G) or (K) of Section 1.1(e)(ii) ), (b) the sale (other than to the Issuer or a Restricted Subsidiary of the Issuer) of the Capital Stock of an Unrestricted Subsidiary, or (c) a distribution or dividend from an Unrestricted Subsidiary, plus

(6)

in the event any Unrestricted Subsidiary of the Issuer has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer, the Fair Market Value (as determined in good faith by the Issuer) of the Investment of the Issuer or a Restricted Subsidiary in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (G) or (K) of Section 1.1(e)(ii) or constituted a Permitted Investment);

“Conversion Date” means, either (i) 31 December 2023, (ii) 30 June 2024 or (iii) if such Bond shall have been called or put for redemption at any time on or after the Issue Date, then up to the close of business (at the place aforesaid) on a date no later than five Business Days (at the place aforesaid) prior to the date fixed for redemption thereof, provided that, in each case, if such date is not a Business Day, the immediate following Business Day;

“Conversion Price” means the price per Share at which Shares will be issued upon exercise of the Conversion Rights, such price initially being US$10.00 per Share, in each case subject to adjustment in accordance with the terms of this Instrument;

“Conversion Shares” means the Shares to be issued by the Issuer upon conversion of the Bonds;

“Current Market Price” means, in respect of a Share at a particular time on a particular date, the average of the volume-weighted average price (“VWAP”) quoted by the Stock Exchange or, as the case may be, by the Alternative Stock Exchange, for one Share (being a Share carrying full entitlement to Dividend) for the five consecutive Trading Days ending on the Trading Day immediately preceding such date; provided that if at any time during the said five Trading Day period, the Shares shall have been quoted ex-Dividend and during some other part of that period the Shares shall have been quoted cum-Dividend then:

(1)

if the Shares to be issued in such circumstances do not rank for the Dividend in question, the VWAP quotations on the dates on which the Shares shall have been quoted cum-Dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend per Share; or

(2)

if the Shares to be issued in such circumstances rank for the Dividend in question, the VWAP quotations on the dates on which the Shares shall have been quoted ex-Dividend shall, for the purpose of this definition, be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of that Dividend per Share;

provided that:

(1)

if the Shares on each of the said five Trading Days have been quoted cum-Dividend in respect of a Dividend which has been declared or announced but the Shares to be issued do not rank for that Dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that Dividend per Share; and

(2)	if:

(A)

the VWAP is not available on each of the five Trading Days during the relevant period, then the arithmetic average of such VWAP which is available in the relevant period shall be used (subject to a minimum of two such VWAP); and

(B)

only one or no such VWAP is available in the relevant period, then the Current Market Price shall be determined in good faith by two independent investment banks of international repute (acting as experts) appointed by the Issuer and approved by an Ordinary Resolution of the Bondholders;

“Debt Securities” means any present or future indebtedness in the form of, or represented by, bonds, debentures, notes, loan stock or other debt securities but shall exclude any indebtedness constituted by loan agreements with lenders not involving the issue of securities;

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default;

“Deposit Account” means a “deposit account” (as defined in Article 9 of the Uniform Commercial Code) in which funds are held or invested for credit to or for the benefit of the Issuer;

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration;

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent of the Issuer, as applicable (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof;

“Development Cost” means with respect to any Proprietary Rights (and any other rights to produce or sell products) to be acquired from an Affiliate of the Issuer, all costs of Affiliates of the Issuer to develop such Proprietary Rights (and any other rights to produce or sell products) from initiation of their development to their sale or transfer to the Issuer or any Subsidiary Guarantor, including the cost of acquiring such Proprietary Rights (and other rights to produce or sell such products), allocated personnel costs, third party development services, third party bio-study costs, pre-market manufacturing, outside legal expenses and allocated research and development overhead expenses, in each case as such costs are reflected (or are allowed to be reflected) in the financial statements of the Issuer or its Affiliates in accordance with IFRS;

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)

matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favourable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Bonds and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Bonds (including the purchase of any Bonds tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the earlier of the Maturity Date of the Bonds or the date the Bonds are no longer outstanding; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock;

“Dividend” means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes, without limitation, an issue of Shares or other securities credited as fully or partly paid-up); provided that, where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Shares be, satisfied by the issue or delivery of Shares or other property or assets, then, the Dividend in question shall be treated as a cash Dividend of an amount equal to the greater of: (a) the cash Dividend so announced; and (b) the Current Market Price on the date of announcement of such Dividend of such Shares or the Fair Market Value of other property or assets to be issued or delivered in satisfaction of such Dividend (or which would be issued if all holders of Shares elected therefor, regardless of whether any such election is made);

“Dollar Equivalent” means, with respect to:

(1)

ISK at any time for determination thereof, the amount of U.S. dollars obtained by converting ISK at the mid-rate for purchasing US Dollars with ISK (the USD/ISK exchange rate) as published by the Icelandic Central Bank at 11.00am (Icelandic Time) on the date that is two business days prior to the relevant date; and

(2)

with respect to any monetary amount in a currency other than U.S. dollars (except for ISK), at any time for the determination thereof, the amount of U.S. dollars obtained by converting such other currency involved in such computation into U.S. dollars at the base rate for the purchase of U.S. dollars with such other currency as quoted by the Federal Bank of New York on the date of determination;

“Drug Applications” means new drug applications, abbreviated new drug applications, biologic license applications or 351(k) biologic license applications (or equivalent non-U.S. applications of any of the foregoing);

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	Consolidated Taxes; plus

(2)

Consolidated Interest Expense plus all cash dividend payments (excluding items eliminated in consolidation) on a series of Preferred Stock or Disqualified Stock of such Person and its Subsidiaries that are Restricted Subsidiaries; plus

(3)	Consolidated Non-cash Charges; plus

(4)

any expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalisation or the Incurrence or repayment of Indebtedness permitted to be Incurred by this Instrument (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Bonds and the Bank Indebtedness, (ii) any amendment or other modification of the Bonds or other Indebtedness and (iii) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Receivables Financing; plus

(5)

project start-up costs, business optimisation expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include the effect of inventory optimisation programs, facility closures, facility consolidations, retention, systems establishment costs, contract termination costs, future lease commitments and excess pension charges); plus

(6)	the amount of loss on sale of receivables and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Financing; plus

(7)

any costs or expenses incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital (including the capital reserves without issuance of shares) of such Person or a Restricted Subsidiary, or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit;

less, without duplication,

(8)

non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period);

provided, however, the sum of the amounts included in the determination of EBITDA pursuant to clauses (4) through (8) above shall not exceed 20 per cent. of the Consolidated Net Income of such Person for such period.

Notwithstanding the foregoing, the provision for taxes and depreciation, amortisation, non-cash items, charges and write-downs of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interest) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income for the purposes of this definition;

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock);

“Equity Issuance” means an issuance by the Issuer of new ordinary shares and/or preference shares in its capital and/or unsecured convertible bond(s) that meet all of the Equity Issuance Minimum Sections;

“Equity Issuance Minimum Sections” has the meaning given to that term in the Senior Bonds Instruments.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchanges Commission promulgated thereunder;

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board) received by the Issuer after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)

the sale (other than to a Subsidiary of the Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate on or after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be;

“Experts” has the meaning given to it in the definition of “Fair Market Value”;

“Fair Market Value” means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by two leading investment banks of international repute (acting as experts), selected by the Issuer and approved by an Ordinary Resolution of the Bondholders (the “Experts”); provided that: (i) the fair market value of a cash Dividend paid or to be paid per Share shall be the amount of such cash Dividend per Share determined as at the date of announcement of such Dividend; (ii) the fair market value of any other cash amount shall be the amount of such cash; (iii) where securities, spin-off securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by the Experts) the fair market value of such securities, spin-off securities, options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five Trading Days on the relevant market commencing on the first such Trading Day on which such options, warrants or other rights are publicly traded; and (iv) where securities, spin-off securities, options, warrants or other rights are not publicly traded on a stock exchange or securities market of adequate liquidity (as aforesaid), the fair market value of such securities, spin-off securities, options, warrants or other rights shall be determined by the Experts, on the basis of a commonly accepted market valuation method and taking into account of such factors as they consider appropriate, including but not limited to their market price, their dividend yield (if applicable), the volatility of such market price, prevailing interest rates and the terms of such securities, spin-off securities, options, warrants or other rights, including but not limited to as to the expiry date and exercise price (if any) thereof. Such amount shall, in the case of (i) above, be translated into Dollar Equivalent (if declared or paid or payable in a currency other than the U.S. dollar). In addition, in the case of (i) and (ii) above, the fair market value shall be determined on a gross basis and disregarding any withholding or deduction required to be made on account of tax, and disregarding any associated tax credit;

“FATCA” means:

(1)	sections 1471 to 1474 of the US Internal Revenue Code of 1984 (as amended) or any associated regulations;

(2)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (1) above; or

(3)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraph (1) or (2) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Deduction” means a deduction or withholding from a payment under a Bond Document required by FATCA;

“FATCA Exempt Party” means a Person that is entitled to receive payments free from any FATCA Deduction;

“FDA Approval” means the FDA approval under 42 U.S.C. § 262(k) of a biologics license application (BLA) authorizing the manufacture and introduction or delivery for introduction into interstate commerce of AVT02 in the United States by the Issuer (or as relevant, any member of the Group), granted to the Issuer (or as relevant, any member of the Group) by FDA of the United States; and for the avoidance of doubt, such an FDA Approval does not include an accelerated approval permitted under 21 U.S.C. 356(c) and 21 C.F.R. part 601, subpart E;

“Financial Officer” of any Person shall mean a member of the Board, the Chief Financial Officer, principal accounting officer, Treasurer, Assistant Treasurer or Controller of such Person;

“First Amortisation Date” means, with respect to any Indebtedness, the date specified in the instrument constituting or governing such Indebtedness as the fixed date on which the first payment of principal of such Indebtedness is due and payable;

“First Priority Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all other Obligations (not constituting Indebtedness) of the Issuer and its Restricted Subsidiaries under the agreements governing Secured Bank Indebtedness and (iii) all other Obligations of the Issuer or any of its Restricted Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services in each case owing to a Person that is a holder of Indebtedness described in clause (i) or Obligations described in clause (ii) or an Affiliate or Representative of such holder at the time of entry into such Hedging Obligations;

“Fitch” means Fitch Ratings Ltd. And its affiliates or successors;

“Governmental Authority” means the government of any nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank);

“Group” means the Issuer and its Subsidiaries from time to time and “members of the Group” shall be construed accordingly;

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, actual or contingent in any manner (including letters of credit and reimbursement agreements in respect thereof, bond, indemnity or similar assurance against loss), of all or any part of any Indebtedness or other obligations;

“Guarantors” means those members of the Group which Guarantee the Issuer’s obligations with respect to the Senior Bonds from time to time pursuant to the terms of the Senior Bonds Instruments, and a “Guarantor” means any of them;

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under: (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices;

“IFRS” means the International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto, as in effect from time to time in the European Union. Notwithstanding anything to the contrary, (i) notwithstanding any change in IFRS after the Issue Date that would require lease obligations that would be treated as operating leases as of Issue Date to be classified and accounted for as Capitalised Lease Obligations or otherwise reflected on the Issuer’s consolidated balance sheet, such obligations shall continue to be excluded from the definition of Indebtedness and (ii) any lease that was entered into after Issue Date that would have been considered an operating lease under GAAP in effect as of the Issue Date shall be treated as an operating lease for all purposes under this Instrument and the other Bond Documents, and obligations in respect thereof shall be excluded from the definition of Indebtedness;

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. “Incurrence” has a correlative meaning;

“Indebtedness” means, with respect to any Person:

(1)

the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any liabilities accrued in the ordinary course of business which are not arranged primarily as a means to raise finance), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(2)

to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)

to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the Issuer) of such asset at such date of determination; and (b) the amount of such Indebtedness of such other Person, provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include: (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; (5) any earn-out obligations, purchase price adjustments, deferred purchase money amounts, milestone and/or bonus payments (whether performance or time-based), and royalty, licensing, revenue and/or profit sharing arrangements, in each case, characterized as such and arising expressly out of purchase and sale contracts, development arrangements or licensing arrangements; or (6) deposits securing Sale/Leaseback Transactions.

Notwithstanding anything in this Instrument to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Accounting Standards Codification section 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Instrument as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Instrument but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under this Instrument;

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of internationally recognized standing, that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged;

“Instructing Bondholders” means holders of not less than 50.1% of the aggregate principal amount of the Bonds and Other Bonds then outstanding;

“Intellectual Property” means:

(1)

all rights in inventions (whether or not patentable or reduced to practice) and all improvements thereto, and all patents, patent applications, industrial designs, industrial design applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions and re-examinations in connection therewith;

(2)

all trademarks, trademark applications, trade names, service marks, service mark applications, rights in trade dress, logos, designs and other indicia of origin, business names, company names and Internet domain names and all applications, registrations, and renewals in connection therewith, and all goodwill of the business relating to the goods or services in respect of which any of the foregoing are registered or used;

(3)	all copyrights and other works of authorship, semiconductor topography rights and database rights and all applications, registrations and renewals in connection therewith;

(4)	all rights in Know-How;

(5)	all rights in software (including rights in source code, executable code and related documentation);

(6)	any other intellectual property rights; and

(7)	all rights or forms of protection, subsisting now or in the future, having equivalent or similar effect to the rights referred to in paragraphs (1) to (6) above,

in each case: (i) anywhere in the world; and (ii) whether unregistered or registered (including, for all of them, applications);

“Intercreditor Deed” means the intercreditor deed dated originally dated 14 December 2018 and made initially by and among the Issuer, the guarantors, the security trustee and each of the investor named therein, respectively, as amended and supplemented from time to time pursuant to the terms thereto;

“Interest Coverage Ratio” means, on any date, with respect to any Person on such date, the ratio of (1) the aggregate amount of EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date to (2) the aggregate Consolidated Interest Expense of such Person during such period. In making the foregoing calculation:

(a)

pro forma effect shall be given to any interest payment made during the period on any Indebtedness Incurred (the “Reference Period”) commencing on and including the first day of the relevant period and ending on and including the relevant date of calculation (other than interest payment made on Indebtedness Incurred or repaid under a revolving credit or similar arrangement (or under any predecessor revolving credit or similar arrangement) in effect on the last day of the relevant period), in each case as if such interest payment had been made on the first day of such Reference Period;

(b)

pro forma effect will be given to the creation, designation or redesignation of Restricted Subsidiaries and Unrestricted Subsidiaries as if such creation, designation or redesignation had occurred on the first day of such Reference Period;

(c)

pro forma effect will be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(d)

pro forma effect will be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Issuer or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

provided that to the extent that clause (c) or (d) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition (or asset acquisition or asset disposition), such pro forma calculation will be based upon the four full fiscal quarter immediately preceding the Incurrence Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available;

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)

securities that have a rating equal to or higher than “Baa3” (or equivalent) by Moody’s or “BBB-” (or equivalent) by S&P or Fitch, or an equivalent rating by any other internationally recognised rating agency, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries,

(3)

investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2), which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)

corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not to exceed two years from the date of acquisition;

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by IFRS to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and Section 1.1(e):

(1)

“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (i) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less (ii) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of such Subsidiary at the time of such redesignation; and

(2)

any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the Issuer) at the time of such transfer, in each case as determined in good faith by the Board;

“ISK” or “Icelandic Króna” means the lawful currency of Iceland.

“Issue Date” means the date on which the Bonds are issued, being 20 December 2022 (or such other date as may be agreed by the Issuer and the Instructing Bondholders);

“Know-How” means information that is generally not known to the public (including trade secrets), including information comprised in or derived from formulae, drawings, designs, plans, blueprints, specifications, tools, protocols, techniques, industrial models, templates, test results and procedures, algorithms, methods, artificial intelligence, process technologies, product dossiers, manufacturing and/or formulation know how and research and development activities;

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security assignment, security transfer of title, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien;

“Listing Rules” means the rules, regulations and requirements of the relevant Stock Exchange or the Alternative Stock Exchange (if applicable) rules governing the listing of, and maintenance of any listing of, securities on that Stock Exchange in force from time to time;

“Lockbox Account” means any Deposit Account maintained at a depository institution whose customer deposits are insured by the Federal Deposit Insurance Corporation (to the extent required by law), into which account are paid solely the Proceeds of Inventory and Accounts that constitute ABL Collateral. All capitalized terms used in this definition and not defined elsewhere herein have the meanings assigned to them in the Uniform Commercial Code;

“Material Adverse Effect” means:

(1)

any event or circumstance or any combination of them which is materially adverse to the business, operations, assets, liabilities (including contingent liabilities), business or financial condition, results or prospects of the Group taken as a whole and/or any member of the Group individually;

(2)	a material adverse effect on the ability of the Issuer to perform its obligations under the Bond Documents; or

(3)	a material adverse effect on the validity or enforceability of the Bond Documents or the rights or remedies of any party to the Bond Document;

“Material Non-Public Information” means any information in relation to the Issuer or the Group that has not been disseminated in a manner making it available to investors generally (including, without limitation, in the most recent annual report of the Issuer) and which constitutes material non-public information or inside information as defined in the Listing Rules or applicable law or regulation relating the relevant Stock Exchange;

“Maturity Date” means the date falling on the later date of (i) the third anniversary of the Issue Date, being 20 December 2025, (ii) 91 days after the earlier of the full redemption or the final maturity date of the Senior Bonds (as of the date hereof).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof;

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Subsidiaries, determined in accordance with IFRS and before any reduction in respect of Preferred Stock dividends;

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), or, the aggregate cash proceeds received by the Issuer in respect of any New Equity Issuance, Alvogen Facility or New Capital Increase (as defined in the Senior Bonds Instrument) (as applicable), in each case net of (i) the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration or, any New Equity Issuance, Alvogen Facility or New Capital Increase (as applicable) (including legal, accounting and investment banking fees, and brokerage and sales commissions) , (ii) any relocation expenses Incurred as a result thereof, (iii) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements to the extent related thereto), (iv) (in respect of any New Equity Issuance, Alvogen Facility or New Capital Increase (as applicable), without duplication) the aggregate amount of all fees, commissions, costs and expenses, stamp, registration and other Taxes incurred by the Issuer or any of its holding companies, Subsidiaries, Affiliates or successors in title in connection with such New Equity Issuance, New Capital Increase or the Alvogen Facility (as applicable) including without limitation the assessment, negotiation, preparation, execution and registration of any agreements or other documents related thereto and including any fees, costs and expenses of professional advisors (whether paid in cash or in kind), (v) amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required to be paid as a result of such transaction, and (vi) any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with IFRS against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction;

“New Capital Increase” has the meaning given to that term in the Senior Bonds Instrument.

“New Equity Issuance” has the meaning given to that term in the Senior Bonds Instrument.

“Non-Guarantor Subsidiary” means a Subsidiary of the Issuer that is not a Guarantor;

“Non-Recourse” means with respect to any Indebtedness as to which none of the specified Persons (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

“normal office hours” means 9 a.m. to 5 p.m. on a Business Day;

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness;

“Officer” means any managing director (Geschäftsführer), any member of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer or the Secretary of the Issuer;

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by one Officer of the Issuer that meets the requirements set forth in this Instrument;

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Bondholders. The counsel may be an employee of or counsel to the Issuer or the Bondholders;

“Ordinary Resolution” has the meaning given to it in paragraph 19 of Appendix II;

“Other Bond Instrument” has the meaning given to it in the definition of “Other Bonds”;

“Other Bonds” means the 12.5% p.a. USD denominated unlisted convertible bonds due 20 December 2025 in an aggregate principal amount up to, when aggregated with the outstanding principal amount the Bonds, US$200,000,000, which is constituted by a tranche B bond instrument to be entered into by the Issuer (the “Other Bond Instrument”), which shall be based on substantially the same terms of the Bonds except that, amongst other things, the Other Bonds shall be unlisted pursuant to the terms of the Other Bond Instrument;

“outstanding” means, with respect to the Bonds, all the Bonds issued other than:

(1)	those which have been redeemed or purchased by the Issuer or in respect of which Conversion Rights have been exercised and which have been cancelled in accordance with this Instrument;

(2)

those in respect of which the date for redemption in accordance with this Instrument has occurred and the redemption moneys have been duly paid to the relevant Bondholders or persons acting on their behalf;

“Parallel Debt” has the meaning given to it in the Intercreditor Deed;

“Pari Passu Indebtedness” means, with respect to the Issuer and Restricted Subsidiaries, the Bonds and any Indebtedness that ranks pari passu in right of payment to the Bonds;

“Payment Date” means any date on which payment is due with respect to the principal amount of the Bonds, whether upon maturity or redemption;

“Permitted Investments” means:

(1)	any Investment in the Issuer or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities for treasury management purposes;

(3)

any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Issuer or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale or any other disposition of assets not constituting an Asset Sale;

(5)

any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date, or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased as required by the terms of such Investment as in existence on the Issue Date;

(6)	advances to employees not in excess of US$11,500,000 (or the Dollar Equivalent thereof) outstanding at any one time in the aggregate;

(7)

any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganisation or recapitalisation of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under Section 1.1(a)(i)(J);

(9)

any Investment by the Issuer or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of (x) US$11,500,000 (or the Dollar Equivalent thereof) and (y) 2.87 per cent. of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)

Investments by the Issuer or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) US$11,500,000 (or the Dollar Equivalent thereof) and (y) 2.87 per cent. of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be a Restricted Subsidiary;

(11)

loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(12)

Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of “Cumulative Credit”;

(13)

Investments consisting of the licensing of Proprietary Rights or collaboration agreements, strategic alliances or similar arrangements in respect of Proprietary Rights, in each case, for the development or commercialisation of Proprietary Rights in the ordinary course of business and on an arm’s length basis that, at the time of such license, collaboration agreement, strategic alliance or similar arrangement, does not materially and adversely affect the Issuer’s business, condition (financial or otherwise) or prospects, taken as a whole;

(14)

guarantees issued in accordance with Section (d), including any guarantee or other obligation issued or Incurred under any Credit Agreement in connection with any letter of credit issued for the account of the Issuer or any of its Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(15)

Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights, or licenses or leases of Proprietary Rights on an arm’s length basis, in each case in the ordinary course of business;

(16)

any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness;

(17)

Investments in joint ventures of the Issuer or any of its Restricted Subsidiaries existing on the Issue Date not to exceed US$11,500,000 (or the Dollar Equivalent thereof) at any one time; provided that if any Investment pursuant to this clause (17) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (17) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(18)

Investments of a Restricted Subsidiary of the Issuer acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Issuer after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(19)

any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of the Issuer or a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(20)	any Investment in an entity that is not a Restricted Subsidiary to which the Issuer or a Restricted Subsidiary sells accounts receivable pursuant to a Receivables Financing;

(21)

any Investment in any Restricted Subsidiary of the Issuer or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(22)	any Investment in connection with a Sale/Leaseback Transaction not prohibited by this Instrument;

(23)

any Investment made by the Issuer or any Restricted Subsidiary in the Issuer’s Subsidiaries not to exceed US$11,500,000 (or the Dollar Equivalent thereof) at any one time, on terms that are not materially less favourable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(24)

the subscription of shares by Alvotech Hf. in the PRC Joint Venture pursuant to the agreement with the partner to the PRC Joint Venture, provided that the aggregate amount of such investment shall not exceed US$80,500,000 (or the Dollar Equivalent thereof).

“Permitted Liens” means, with respect to any Person:

(1)

pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)

Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)

Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(4)

Liens in favour of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business (including any Liens securing Indebtedness permitted to be Incurred pursuant to Section 4.7);

(5)

minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not Incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)

(A) Liens with respect to ABL Collateral securing an aggregate principal amount of First Priority Lien Obligations not to exceed the aggregate principal amount of Indebtedness permitted to be Incurred pursuant to Section 4.7, (B) Liens securing Indebtedness permitted to be Incurred pursuant to Section 4.7 and Section 4.7 (provided that in the case of Section 4.7 such Lien applies solely to acquired property or assets of the acquired entity) and (C) Liens securing an aggregate principal amount of Indebtedness Incurred by the Issuer or any Restricted Subsidiary that would not cause the Secured Indebtedness Leverage Ratio of the Issuer, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been Incurred and the application of proceeds therefrom had occurred at the beginning of the period for which the Secured Indebtedness Leverage Ratio calculation is being performed, to exceed 2.5 to 1.0;

(7)	(A) Liens existing on the Issue Date and (B) Liens securing the Senior Bonds, including Liens arising under or relating to the Security Documents;

(8)

Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary of the Issuer;

(9)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary of the Issuer permitted to be Incurred in accordance with Section (d);

(10)

Liens securing Hedging Obligations not Incurred in violation of this Instrument; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(11)

Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(12)	leases and subleases of real property that do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(13)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(14)	Liens in favour of the Issuer or any Restricted Subsidiaries;

(15)	Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(16)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(17)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(18)

any license, collaboration agreement, strategic alliance or similar arrangement providing for the licensing of Proprietary Rights or the development or commercialisation of Proprietary Rights in the ordinary course of business and an arm’s length basis;

(19)

Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6) (in the case of Liens to secure any refinancing, refunding, extension, renewal or replacement of Indebtedness under clause (A) or clause (B) of such foregoing clause (6), such Liens shall be deemed to have also been incurred under such clause (6), and not this clause (19), for purposes of determining amounts outstanding under such clause (6)), clause (7), clause (8), clause (9), clause (10) and clause (15); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10) and (15) at the time the original Lien became a Permitted Lien under this Instrument, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement, and (z) any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (7)(B) shall, at the election of the Issuer, be secured by and entitled to the benefits of the Security Documents and rank pari passu with the Indebtedness that is refinanced, refunded, extended, renewed or replaced;

(20)	Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

(21)

judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(22)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(23)

Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business; provided that (i) such arrangement does not permit credit balances of the Issuer or any of its Restricted Subsidiaries to be pooled, netted or set off against debit balances of the Unrestricted Subsidiaries and (ii) such arrangement does not give rise to other Lien over the assets of the Issuer or any of its Restricted Subsidiaries in support of liabilities of Unrestricted Subsidiaries;

(24)

any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement; provided, however, that this clause (24) shall not apply to any Liens securing Indebtedness;

(25)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary;

(26)

Liens arising by virtue of any statutory or common law provisions or by way of general business conditions (Allgemeine Geschäftsbedingungen) relating to banker’s Liens, rights of set-off or similar rights and remedies as to Deposit Accounts (as defined in the Uniform Commercial Code) or other funds maintained with a depository or financial institution;

(27)	Liens incurred in connection with a Sale/Leaseback Transaction not prohibited under this Instrument;

(28)	Liens that secure Indebtedness Incurred in the ordinary course of business not to exceed US$5,750,000 (or the Dollar Equivalent thereof), in each case at any one time outstanding;

(29)	any interest of title of a lessor under any lease of real or personal property;

(30)	Liens on the identifiable proceeds of any property or asset subject to a Lien otherwise constituting a Permitted Lien;

(31)	Liens securing Indebtedness Incurred under Section 1.1(a)(i)(Z);

(32)	a Saemundargata Loan Security Document granted pursuant to the terms and conditions of the loan agreement relating to the Saemundargata Loan;

(33)

Liens on Capital Stock in or assets or properties of a PRC Restricted Subsidiary (other than the Capital Stock in the PRC Joint Venture) securing Indebtedness of any PRC Restricted Subsidiary Incurred in the PRC;

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organisation, association, corporation, government (including any agency or political subdivision thereof) or other entity;

“PRC Joint Venture” means the joint venture established by Alvotech hf. (or its successor or transferee) in the PRC in partnership with certain Person incorporated under the laws of the PRC;

“PRC Restricted Subsidiary” means any Restricted Subsidiary incorporated under the laws of the PRC;

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up;

“Proprietary Rights” means the Intellectual Property and the Drug Applications;

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1)

the Board shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Receivables Subsidiary;

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Issuer); and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitisation Undertakings.

The grant of a security interest in any accounts receivable of the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the Bonds or any Refinancing Indebtedness with respect to the Bonds shall not be deemed a Qualified Receivables Financing;

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing;

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries, may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitisation transactions involving accounts receivable and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such accounts receivable;

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller;

“Receivables Subsidiary” means a Restricted Subsidiary of the Issuer (or another Person formed for the purposes of engaging in Qualified Receivables Financing with the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers accounts receivable and related assets) that engages in no activities other than in connection with the financing of accounts receivable of the Issuer and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and that is designated by the Board (as provided below), as a Receivables Subsidiary and:

(1)

no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of and interest on Indebtedness) pursuant to Standard Securitisation Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary of the Issuer in any way other than pursuant to Standard Securitisation Undertakings, or (iii) subjects any property or asset of the Issuer or any other Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitisation Undertakings;

(2)

with which neither the Issuer nor any other Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding (other than as part of the Qualified Receivables Financing) other than on terms that the Issuer reasonably believes to be no less favourable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer; and

(3)

to which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board shall be evidenced to the Bondholders by filing with the Bondholders a certified copy of the resolution of the Board giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions;

“Redemption Amount” of a Bond means 100% of the outstanding principal amount of that Bond plus all accrued, uncapitalised and unpaid coupon in respect thereof from the Issue Date to the applicable redemption date and all other amounts due and payable in respect thereof;

“Refinancing Indebtedness” has the meaning given to it in Section 1.1(d)(ii);

“Refunding Capital Stock” has the meaning given to it in Section 1.1(e)(ii);

“Register of Bondholders” means the register of holder of the Bond maintained by the central securities depository where the Bond is subject to dematerialised registration;

“Registered Office” means the registered office of the Issuer from time to time;

“Restricted Cash” means Cash Equivalents held by Restricted Subsidiaries that is contractually restricted from being distributed to the Issuer, except for such restrictions that are contained in agreements governing Indebtedness permitted under this Instrument and that is secured by such Cash Equivalents;

“Restricted Investment” means an Investment other than a Permitted Investment;

“Restricted Payments” has the meaning given to it in Section 1.1(e)(i);

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Instrument, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Issuer;

“Saemundargata Holdco” means Fasteignafélagið Sæmundur hf., a company incorporated and registered in Iceland, with registration number 591213-1130, whose registered office is at Sæmundargata 15-19, Reykjavík, Iceland

“Saemundargata Loans” means, collectively, (i) the ISK2,519,000,000 term loan facility granted by Landsbankans hf. to Saemundargata Holdco pursuant to the loan agreement dated 27 October 2022, and (ii) ISK4,406,000,000 term loan facility granted by Landsbankans hf. to Saemundargata Holdco pursuant to the loan agreement dated 27 October 2022);

“Saemundargata Loan Security Agreement” means the Icelandic law governed general bond in the amount of ISK8,310,000,000 to be issued by Saemundargata Holdco to Landsbankans hf. on or prior to the 2022 Senior Bonds Upsize A&R Effective Date;

“Saemundargata Premises” means the 12,962.4 m2 building for manufacturing, research, offices, parking lots and underground parking garage located at Saemundargata 15-19, Reykjavik, with the property registration number 232-7931.

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof;

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or acquired after the Issue Date by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary contemporaneously leases it from such Person pursuant to a lease on reasonable market terms, other than leases between the Issuer and a Restricted Subsidiary of the Issuer or between Restricted Subsidiaries of the Issuer;

“Sanctions” means, collectively, any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or imposed by the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., the United Nationals Security Counsel, the European Union, Her Majesty’s Treasury, or other relevant sanction authority;

“SEC” means the United States Securities and Exchange Commission;

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (6)(A) of the definition of “Permitted Lien”;

“Secured Indebtedness” means any Indebtedness secured by a Lien;

“Secured Indebtedness Leverage Ratio” means, with respect to any Person at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) that constitutes Obligations, less the amount of Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems or otherwise discharges any Indebtedness subsequent to the commencement of the period for which the Secured Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Indebtedness Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption or discharge of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect, pursuant to an Officer’s Certificate delivered to the Bondholders, to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS), in each case with respect to a business, a division or an operating unit of a business, as applicable, and any operational changes that the Issuer or any of its Restricted Subsidiaries has both determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation, discontinued operation or operational change, in each case with respect to a business, a division or an operating unit of a business, as applicable, that would have required adjustment pursuant to this definition, then the Secured Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event. For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period;

“Secured Obligations” has the meaning given to such term in the Intercreditor Deed.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder;

“Security Documents” has the meaning given to that term in the Senior Bonds Instruments.

“Senior Bonds” means the bonds issued pursuant to the Senior Bonds Instruments;

“Senior Bonds Instruments” means, collectively, (i) the tranche A bond instrument originally dated 14 December 2018 (as amended and restated on 24 June 2021, 15 June 2022 and 16 November 2022) and entered into between, among others, Alvotech as issuer and the Guarantors as guarantors and (ii) the tranche B bond instrument originally dated 14 December 2018 (as amended and restated on 24 June 2021, 15 June 2022, and 16 November 2022) and entered into between, among others, Alvotech as issuer and, the Guarantors as guarantors, each as further amended and/or restated from time to time;

“Senior Management” means each of the chairperson, chief executive officer, chief operating officer, chief financial officer, chief legal officer, treasurer, assistant treasurer or controller, or in each case, person(s) performing equivalent functions;

“Shareholder Affiliate” means any shareholder of the Issuer, each Affiliate of any such shareholder, any trust of which any such shareholder or any of its Affiliates is a trustee, any partnership of which any such shareholder or any of its Affiliates is a partner and any trust, fund or other entity which is managed by, or is under the control of, any such shareholder or any of its Affiliates;

“Shares” means the ordinary shares with a nominal value of one cent (US$0.01) each in the share capital of the Issuer or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any liquidation or dissolution of the Issuer (or, as the context may require, the shares of the Issuer listed on the applicable Stock Exchange);

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Issuer and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary or complementary thereto;

“Special Resolution” has the meaning given to it in paragraph 18 of Appendix II;

“Standard Securitisation Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Issuer or any Subsidiary of the Issuer that the Issuer has determined in good faith to be customary in a Receivables Financing including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitisation Undertaking;

“Stated Maturity” means, with respect to any Indebtedness, the date specified in the document(s) governing such Indebtedness as the fixed date on which the final payment of principal of such Indebtedness is due and payable, including pursuant to any mandatory prepayment or redemption provision (but excluding any provision providing for the prepayment or repurchase of such Indebtedness at the option of the holder thereof upon the happening of any contingency beyond the control of the borrower or the issuer unless such contingency has occurred);

“Stock Exchange” means a major internationally recognised exchange including but not limited to Iceland Stock Market, NASDAQ First North Growth Market Iceland, or their respective successors;

“Subordinated Indebtedness” means any Indebtedness incurred by the Issuer or any Restricted Subsidiary (whether outstanding on the Issue Date or thereafter Incurred) which is by its terms subordinated in right of payment to the Bonds. For the avoidance of doubt, (x) Subordinated Indebtedness shall be deemed to include any Indebtedness that by its terms is not payable in cash (whether by its terms, by acceleration or otherwise) prior to the repayment in full of the Obligations and (y) Indebtedness shall not be considered subordinated in right of payment solely because it is unsecured, or secured on a junior basis to or entitled to proceeds from security enforcement after, other Indebtedness;

“Subordination Agreement” has the meaning given to it in Section 4.2(c).

“Subsidiary” includes, in relation to any Person: (i) any company or business entity of which that Person owns or controls (either directly or through one or more other subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or business entity; (ii) any company or business entity of which that Person owns or controls (either directly or through one or more other subsidiaries) not more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or business entity but effectively controls (either directly or through one or more other Subsidiaries) the management or the direction of business operations of such company or business entity; and (iii) any company or business entity which at any time has its accounts consolidated with those of that Person or which, under Luxembourg law or any other applicable law, regulations or the IFRS or such other applicable generally accepted accounting principles from time to time, should have its accounts consolidated with those of that Person;

“Total Assets” means the total consolidated assets of the Issuer and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer without giving effect to any amortisation of the amount of intangible assets since the Issue Date (or, with respect to any intangible assets acquired after the Issue Date, the date such assets were acquired by the Issuer or a Restricted Subsidiary);

“Trading Day” means a day when the Stock Exchange or, as the case may be, an Alternative Stock Exchange, is open for dealing business; provided that if no VWAP or Closing Price, as the case may be, is reported in respect of the relevant Shares on the Stock Exchange or, as the case may be, such Alternative Stock Exchange, for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not to have existed when ascertaining any period of dealing days;

“U.S.” or “United States” means the United States of America;

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time;

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of its Restricted Subsidiaries; provided, further, however, that either: (a) the Subsidiary to be so designated has total consolidated assets of US$1,000 or less; or (b) if such Subsidiary has consolidated assets greater than US$1,000, then such designation would be permitted under Section 1.1(e).

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)

(1) the Issuer would be permitted to Incur US$1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in Section (d)(i) or (2) the Consolidated Leverage Ratio for the Issuer and its Restricted Subsidiaries would be less than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Issuer shall be evidenced to the Bondholders by promptly filing with the Bondholders a copy of the resolution of the Board or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions;

“US$” or “U.S. dollar” means the lawful currency of the U.S;

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person

“VWAP” has the meaning given to it in the definition of Current Market Price; and

“Wholly Owned Restricted Subsidiary” means any wholly owned Subsidiary that is a Restricted Subsidiary.

2.	Headings used in this Instrument are for ease of reference only and shall be ignored in interpreting this Instrument.

3.	References to Sections and Schedules are references to Sections and Schedules of or to this Instrument.

4.	In this Instrument:

(a)	words and expressions in the singular include the plural and vice versa and words and expressions importing one gender include every gender;

(b)

any words following the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, phrase or term preceding those terms;

(c)	any reference to a person includes any public body and any body of persons, corporate or unincorporated;

(d)

references to any ordinance, statute, legislation or enactment shall be construed as a reference to such ordinance, statute, legislation or enactment as may be amended or reenacted from time to time and for the time being in force;

(e)

references in this Instrument to principal, premium and other payments payable by the Issuer shall be deemed also to refer to any additional amounts which may be payable under Section 14 or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to this Instrument; and

(f)

any reference in these Sections to “interest” or “coupon” in respect of the Bonds or to any moneys payable by the Issuer under these Sections or the other Bonds Documents shall be deemed to include a reference to any default interest which may be payable under this Instrument and any reference in these Sections to accrued interest, accrued coupon, and related expressions shall be construed accordingly.

5.

References to any agreement or instrument are, unless expressed to be a reference to an agreement or instrument in its original form as at a particular date, references to that agreement or instrument as from time to time amended, novated, supplemented, extended, restated or replaced.

6.

The parties acknowledge that this Instrument and the Bonds are subject to the terms of the Intercreditor Deed and the Subordination Agreement. Notwithstanding any other provisions in this Agreement, no payment of principal, interest or any other amount may be made and no right of set off may be exercised in respect of the Bonds, except to the extent permitted by the terms of the Intercreditor Deed and the Subordination Agreement.

7.	The Issuer and the Bondholders agree that the Bonds constitute Subordinated Indebtedness (as such term is defined in the Intercreditor Deed).

8.

Any coupon or fee accruing under this Instrument will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

APPENDIX II

-MEETINGS OF BONDHOLDERS-

1.	Proxies

A holder of a Bond may by an instrument in writing (a form of proxy) in the form available from the Registered Office signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to the Issuer not later than 48 hours before the time fixed for any meeting, appoint any person (a proxy) to act on his or its behalf in connection with any meeting or proposed meeting of Bondholders. A Proxy need not be a Bondholder.

2.	Representatives

A holder of a Bond which is a corporation may by delivering to the Issuer not later than 48 hours before the time fixed for any meeting a resolution of its directors or other governing body in English authorise any person to act as its representative (a representative) in connection with any meeting or proposed meeting of Bondholders.

3.	Duration of Appointment

A proxy or representative so appointed shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder.

4.	Calling of Meetings

The Issuer may at any time convene a meeting of Bondholders. If the Issuer receives a written request by Bondholders holding at least 10 per cent. in principal amount of the Bonds and the Other Bonds then outstanding it shall as soon as reasonably practicable convene a meeting of Bondholders. Every meeting shall be held at a time and place approved by the directors of the Issuer.

5.	Notice of Meetings

At least 21 days’ notice (exclusive of the day on which the notice is given and of the day of the meeting) shall be given to the Bondholders to convene a meeting of Bondholders. A copy of the notice shall be given by the party convening the meeting to the other parties. The notice shall specify the day, time and place of meeting, be given in the manner provided in the in the terms of the Bond and shall specify the nature of the resolutions to be proposed and shall include a statement to the effect that the holders of Bonds may appoint proxies by executing and delivering a form of proxy in English to the Registered Office not later than 48 hours before the time fixed for the meeting or, in the case of corporations, may appoint representatives by resolution in English of their directors or other governing body and by delivering an executed copy of such resolution to the Issuer not later than 48 hours before the time fixed for the meeting. The accidental omission to give notice to, or the non-receipt of notice by, any Bondholder shall not invalidate any resolution passed at any such meeting.

6.	Chairperson of Meetings

A person (who may, but need not, be a Bondholder) nominated in writing by the Issuer may act as chairperson of a meeting but if no such nomination is made or if the person nominated is not present within 15 minutes after the time fixed for the meeting the Bondholders present shall choose one of them to be chairperson. The chairperson of an adjourned meeting need not be the same person as was chairperson of the original meeting.

7.	Quorum at Meetings

At a meeting two or more persons present in person holding Bonds and/or Other Bonds or being proxies or representatives and holding or representing in the aggregate not less than 10 per cent. in principal amount of the Bonds and Other Bonds then outstanding shall (except for the purpose of passing a Special Resolution) form a quorum for the transaction of business and no business (other than the choosing of a chairperson) shall be transacted unless the requisite quorum be present at the commencement of business. The quorum at a meeting for passing a Special Resolution shall (subject as provided below) be two or more persons present in person holding Bonds and/or Other Bonds or being proxies or representatives and holding or representing in the aggregate over 50 per cent. in principal amount of the Bonds and Other Bonds then outstanding; provided that the quorum at any meeting the business of which includes any of the matters specified in the proviso to paragraph 4.15 shall be two or more persons so present holding Bonds and Other Bonds or being proxies or representatives and holding or representing in the aggregate not less than 66 per cent. in principal amount of the Bonds and Other Bonds then outstanding.

8.	Absence of Quorum

If within 15 minutes from the time fixed for a meeting a quorum is not present the meeting shall, if convened upon the requisition of Bondholders, be dissolved. In any other case it shall stand adjourned to such date, not less than 14 days nor more than 42 days later, and to such place as the chairperson may decide. At such adjourned meeting two or more persons present in person holding Bonds or Other Bonds or being proxies or representatives (whatever the principal amount of the Bonds or Other Bonds so held or represented) shall form a quorum and may pass any resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting; provided that at any adjourned meeting at which is to be proposed a Special Resolution for the purpose of effecting any of the modifications specified in the proviso to Section4.15 the quorum shall be two or more persons so present holding Bonds or Other Bonds or being proxies or representatives and holding or representing in the aggregate not less than 33 per cent. in principal amount of the Bonds and Other Bonds then outstanding.

9.	Adjournment of Meetings

The chairperson may with the consent of (and shall if directed by) a meeting adjourn the meeting from time to time and from place to place but no business shall be transacted at an adjourned meeting which might not lawfully have been transacted at the meeting from which the adjournment took place.

10.	Notice of Adjourned Meetings

At least 10 days’ notice of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum required at the adjourned meeting. No notice need, however, otherwise be given of an adjourned meeting.

11.	Manner of Voting

Each question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the chairperson shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) which he may have as a Bondholder or as a proxy or representative. Unless a poll is (before or on the declaration of the result of the show of hands) demanded at a meeting by the chairperson, the Issuer or by one or more persons holding one or more Bonds or being proxies or representatives and holding or representing in the aggregate not less than two per cent. in principal amount of the Bonds and/or Other Bonds then outstanding, a declaration by the chairperson that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

12.	Manner of Taking Poll

If a poll is demanded, it shall be taken in such manner and (subject as provided below) either at once or after such an adjournment as the chairperson directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question on which the poll has been demanded.

13.	Time for Taking Poll

A poll demanded on the election of a chairperson or on any question of adjournment shall be taken at the meeting without adjournment.

14.	Persons Entitled to Attend

The Issuer (through its representatives) and its financial and legal advisers may attend and speak at any meeting of Bondholders. No one else may attend or speak at a meeting of Bondholders unless he is the holder of a Bond or is a proxy or a representative.

15.	Votes

On a poll every person who is so present shall have one vote in respect of each Bond held by it or in respect of which he is a proxy or a representative. Without prejudice to the obligations of proxies, a person entitled to more than one vote need not use them all or cast them all in the same way.

16.	Powers of Meetings of Bondholders

Subject to 4.15(c), a meeting of Bondholders shall, subject to the Sections, in addition to the powers given above, have power exercisable by Special Resolution:

(a)	to sanction any proposal by the Issuer for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Bondholders against the Issuer;

(b)	to sanction the exchange or substitution for the Bonds of shares, bonds, or other obligations or securities of the Issuer or any other entity;

(c)	to assent to any modification of the Bonds which shall be proposed by the Issuer;

(d)	to authorise anyone to concur in and do anything necessary to carry out and give effect to a Special Resolution;

(e)	to give any authority, direction or sanction required to be given by Special Resolution;

(f)

to appoint any persons (whether Bondholders or not) as a committee or committees to represent the interests of the Bondholders and to confer on them any powers or discretions which the Bondholders could themselves exercise by Special Resolution; and

(g)	to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under the Bonds;

provided that the special quorum provisions contained in the provison to paragraph 6and, in the case of an adjourned meeting, in the provison to paragraph 10 shall apply for the purpose of making any modification to the provisions contained in the Bonds which would have the effect of:

(i)	modifying the Maturity Date or the due dates for any payment in respect of the Bonds; or

(ii)	modifying the Conversion Rights; or

(iii)

modifying the provisions contained in this Appendix II concerning the quorum required at a meeting of Bondholders or the majority required to pass a Special Resolution or sign a resolution in writing; or

(iv)	amending this proviso.

Notwithstanding anything to the contrary in this Appendix II, with respect to any matter for which any other provision of the Bond and/or the Intercreditor Deed requires the direction and/or sanction of a specified percentage of the aggregate principal amount of the Bonds and the Other Bonds then outstanding, such other provision of the Bond shall prevail.

17.	Resolutions Binding on all Bondholders

Any Special Resolutions or Ordinary Resolutions passed at a meeting of Bondholders duly convened and held in accordance with this Schedule and the Sections shall be binding on all the Bondholders, whether or not present at the meeting, and each of them shall be bound to give effect to it accordingly. The passing of such a resolution shall be conclusive evidence that the circumstances of such resolution justify the passing of it.

18.	Special Resolution

The expression Special Resolution means a resolution passed at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than three-quarters of the votes cast at such meeting.

19.	Ordinary Resolution

The expression Ordinary Resolution means a resolution passed at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than half of the votes cast at such meeting.

20.	Written Resolution

A resolution in writing signed by or on behalf of the holders of not less than 90 per cent. in principal amount of the Bonds then outstanding who for the time being are entitled to receive notice of a meeting in accordance with these provisions shall for all purposes be as valid as a Special Resolution or an Ordinary Resolution passed at a meeting of Bondholders convened and held in accordance with these provisions. Such resolution in writing may be in one document or several documents in like form each signed by or on behalf of one or more of the Bondholders.

21.	Minutes

Minutes shall be made of all resolutions and proceedings at every meeting and, if purporting to be signed by the chairperson of that meeting or of the next succeeding meeting of Bondholders, shall be conclusive evidence of the matters in them. Until the contrary is proved every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transact

APPENDIX III

-SUBORDINATION DOCUMENTS-

Execution Version

Dated 14 December 2018

INTERCREDITOR DEED

between

ALVOTECH HOLDINGS S.A.

as the Company

CLSA LIMITED

acting as Original Bondholder

MADISON PACIFIC TRUST LIMITED

acting as Security Trustee

and others

White & Case

9th Floor Central Tower

28 Queen’s Road Central

Hong Kong

Table of Contents

1.	Definitions and Interpretation	1

2.	Ranking and Priority	16

3.	Anti-Layering	16

4.	Bondholder and Secured Obligations	17

5.	Intra-Group Lenders and Intra-Group Liabilities	18

6.	Subordinated Liabilities	20

7.	Effect of Insolvency Event	22

8.	Turnover of Receipts	23

9.	Redistribution	26

10.	Enforcement of Transaction Security	26

11.	Non-Distressed Disposals, Distressed Disposals and Disposal Proceeds	28

12.	Non-Cash Recoveries	33

13.	Application of Proceeds	35

14.	The Security Trustee	36

15.	Change of Security Trustee	48

16.	Changes to the Parties	50

17.	Costs and Expenses	52

18.	Indemnities	53

19.	Information	55

20.	Notices	56

21.	Preservation	58

22.	Consents, Amendments and Override	59

23.	Contractual Recognition of Bail-in	61

24.	Counterparts	62

25.	Governing Law	63

26.	Enforcement	63

Schedule 1	Form of Debtor Accession Deed	62

Schedule 2	Form of Accession Undertaking	65

Schedule 3	Form of Debtor Resignation Request	1

i	Project Iceland – Intercreditor Deed

This Deed is made on the date first appearing on the cover page of this Deed.

Between:

(1)

ALVOTECH HOLDINGS S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg, and with the Luxembourg Trade and Companies’ Register under number 229.193 (the “Company” or the “Issuer”);

(2)	ALVOTECH HF., registration number 710113-0410, with registered offices at Sæmundargata 15-19, Reykjavík Iceland;

(3)	GLYCOTHERA GmbH, a German limited liability company with registration number HRB 203999, with registered offices at Feodor-Lynen-Straße 35, 30625 Hannover, Germany;

(4)

ALVOTECH GERMANY GmbH (formerly known as Baliopharm GmbH), a German limited liability company with registration number HRB 3958, with registered offices at Karl-Heinz-Beckurts-Strabe 13, 52428 Jülich, Germany;

(5)

ALVOTECH SWISS AG, registration number CHE-172.836.506, with registered offices at Thurgauerstrasse 54, 8050 Zurich, Switzerland (together with Alvotech hf., Glycothera GmbH and Alvotech Germany GmbH, the “Guarantors”, and together with the Company, the “Original Debtors”);

(6)	CLSA Limited as the Original Bondholder; and

(7)	MADISON PACIFIC TRUST LIMITED as Security Trustee for the Secured Parties (the “Security Trustee”).

It is agreed:

1.	Definitions and Interpretation

1.1	Definitions

In this Deed:

“Acceleration Event” means:

(a)	the Bondholders exercising any rights to accelerate amounts outstanding under the Bonds pursuant to any applicable Bond Instrument; or

(b)	any Liabilities becoming due and payable by operation of any automatic acceleration provisions in any Bond Instrument.

“Accession Undertaking” means:

(a)	(in the case where paragraphs (b) does not apply) an undertaking substantially in the form set out in Schedule 2 (Form of Accession Undertaking); or

(b)

(in the case of any person that is to become party to this Deed as a Debtor and that is expressed to become party to this Deed pursuant to a Debtor Accession Deed as an Intra-Group Lender in that Debtor Accession Deed) that Debtor Accession Deed,

1	Project Iceland – Intercreditor Deed

as the context may require.

“Acquired Indebtedness” has the meaning given to that term in the Bond Instruments.

“Affiliate” has the meaning given to that term in the Bond Instruments.

“Alvogen Guarantee Agreement” has the meaning given to that term in the Tranche A Bond Instrument.

“Appropriation” means the appropriation (or similar process) of the shares in the capital of a Group Member by the Security Trustee (or any Receiver or Delegate) which is effected (to the extent not prohibited by the relevant Security Document and applicable law) by enforcement of the Transaction Security.

“Bond Document” means each Tranche A Bond Document and each Tranche B Bond Document.

“Bond Instruments” means the Tranche A Bond Instrument and the Tranche B Bond Instrument.

“Bondholders” means the Tranche A Bondholders and the Tranche B Bondholders.

“Bonds” means the Tranche A Bonds and the Tranche B Bonds.

“Bonds Outstanding” means the principal amount of outstanding Bonds held by the Bondholders at such time of determination.

“Borrowing Liabilities” means, in relation to a Group Member, the liabilities (not being Guarantee Liabilities) it may have as a principal debtor to a Creditor or Debtor (including, as the context so determines, any party that is to accede to this Deed as a Creditor or Debtor pursuant to Clause 16 (Changes to the Parties)) in respect of Indebtedness arising under the Bond Documents and any facility (or commitment in relation thereto) (whether incurred solely or jointly and including, without limitation, liabilities as an Issuer under the Bond Documents), Subordinated Liabilities and Intra-Group Liabilities.

“Business Day” has the meaning given to that term in the Bond Instruments.

“Cash Proceeds” means:

(a)	proceeds of the Charged Property which are in the form of cash; and

(b)	any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any proceeds of the Security Property which are in the form of Non-Cash Consideration.

“Charged Property” means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Common Currency” means United States Dollars.

“Common Currency Amount” means, in relation to an amount, that amount converted (to the extent not already denominated in the Common Currency) into the Common Currency at the Security Trustee’s Spot Rate of Exchange on the Business Day prior to the relevant calculation.

“Competitive Sales Process” means a public or private auction or other competitive sale process in which more than one bidder participates or is invited to participate (including any person invited that is a Creditor at the time of such invitation), which may or may not be conducted through a court or other legal proceeding, and which is conducted with the advice of a Financial Adviser.

2	Project Iceland – Intercreditor Deed

“Consent” means any consent, approval, release or waiver or agreement to any amendment.

“Creditors” means the Bondholders, the Security Trustee, the Subordinated Creditors and the Intra-Group Lenders, as the context so determines.

“Debt Disposal” means any disposal of any Liabilities or Debtor Liabilities pursuant to paragraph (a)(iii) of Clause 11.2 (Distressed Disposals).

“Debtor” means the Original Debtors and any person which becomes a Party as a Debtor in accordance with the terms of Clause 16 (Changes to the Parties).

“Debtor Accession Deed” means a deed substantially in the form set out in Schedule 1 (Form of Debtor Accession Deed).

“Debtor Liabilities” means, in relation to a Group Member, any Liabilities owed to any Debtor (whether actual or contingent and whether incurred solely or jointly) by that Group Member.

“Debtor Resignation Request” means a notice substantially in the form set out in Schedule 3 (Form of Debtor Resignation Request).

“Default” has the meaning given to that term in the Bond Instruments.

“Delegate” means any delegate, agent, attorney, co-trustee or co-security trustee appointed by the Security Trustee.

“Discharge Date” means the first date on which all Secured Obligations have been fully and finally discharged to the satisfaction of the Bondholders (whether by redemption at the Maturity Date, early redemption of the Bonds made pursuant to and in accordance with the Bond Instruments or otherwise).

“Dispute” has the meaning given to that term in Clause 26.1 (Jurisdiction).

“Distress Event” means any of:

(a)	an Acceleration Event which has occurred and is continuing; or

(b)	the enforcement of any Transaction Security.

“Distressed Disposal” means a disposal of an asset or shares of the Company or a Group Member which are expressed to be the subject of Transaction Security, which is:

(a)	being effected at the written request of the Instructing Group in circumstances where the Transaction Security has become enforceable;

(b)	being effected by enforcement of the Transaction Security; or

(c)	being effected after the occurrence of a Distress Event, by a Debtor to a person or persons which is not a Group Member.

“Enforcement” means the enforcement or disposal of any Transaction Security, the requesting of a Distressed Disposal and/or the release or disposal of claims and/or Transaction Security on a Distressed Disposal under Clause 11.2 (Distressed Disposals), the giving of instructions as to actions with respect to the Transaction Security and/or the Charged Property and the taking of any other actions consequential on (or necessary to effect) any of those actions (but excluding the delivery of Enforcement Instructions).

3	Project Iceland – Intercreditor Deed

“Enforcement Action” means:

(a)	in relation to any Liabilities:

(i)

the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of it becoming unlawful for a Bondholder to perform its obligations under, or of any voluntary or Mandatory Prepayment arising under, the Bond Documents);

(ii)	the making of any declaration that any Liabilities are payable on demand;

(iii)	the making of a demand for payment in relation to a Liability that is payable on demand;

(iv)	the making of any demand against any Group Member in relation to any Guarantee Liabilities of that Group Member;

(v)	the suing for, commencing or joining of any legal or arbitration proceedings against any Group Member to recover any Liabilities;

(b)	the taking of any steps to enforce or require the enforcement of any Transaction Security as a result of an Event of Default;

(c)

the entering into of any composition, compromise, assignment or similar arrangement with any Group Member which owes any Liabilities, or has given any Security, guarantee or indemnity or other assurance against loss in respect of the Liabilities (other than any action permitted under Clause 16 (Changes to the Parties)); or

(d)

the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation of any Group Member which owes any Liabilities, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or any of such Group Member’s assets or any suspension of payments or moratorium of any indebtedness of any such Group Member, or any analogous procedure or step in any jurisdiction, except that the following shall not constitute Enforcement Action:

(i)

the taking of any action falling within paragraph (a)(v) or (d) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods;

(ii)

bringing legal proceedings against any person in connection with any securities violation, securities or listing regulations or common law fraud or to restrain any actual or putative breach of the Bond Documents or for specific performance with no claims for damages;

4	Project Iceland – Intercreditor Deed

(iii)	a Secured Party bringing legal proceedings against any person solely for the purpose of:

(A)	obtaining injunctive relief to restrain any actual or putative breach of any Bond Document to which it is a party;

(B)	obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages; or

(C)	requesting judicial interpretation of any provision of any Bond Document to which it is a party with no claim for damages; and

(iv)	a demand made by a Subordinated Creditor or an Intra-Group Lender in relation to Subordinated Liabilities or the Intra-Group Liabilities to the extent:

(A)	any resulting Payment would constitute a Permitted Payment; or

(B)

any Subordinated Liability or Intra-Group Liability of a Group Member is being released or discharged in consideration for the issue of shares in that Group Member, the Issuer or any parent thereof; provided that (in any such case) in the event that the shares of such Group Member are subject to Transaction Security prior to such issue, then the percentage of shares in such Subsidiary subject to Transaction Security is not diluted.

“Enforcement Instructions” means instructions as to Enforcement (including the manner and timing of Enforcement) given by the Instructing Group in writing to the Security Trustee; provided that instructions not to undertake Enforcement or an absence of instructions as to Enforcement shall not constitute “Enforcement Instructions”.

“Event of Default” means any event or circumstance specified as such in the relevant Bond Instrument.

“Existing Shareholder Loans” has the meaning given to that term in the Bond Instruments.

“Expected Amount” has the meaning given to that term in Clause 13.2 (Prospective Liabilities).

“Fairness Opinion” means, in respect of any Enforcement, an opinion from a Financial Adviser that the proceeds received or recovered in connection with that Enforcement are fair from a financial point of view taking into account all relevant circumstances.

“Fee Letter” means any letter or letters between, amongst others, the Security Trustee and the Company setting out any of the fees payable to any of the Security Trustee.

“Financial Adviser” means any:

(a)	independent, reputable, internationally recognised investment bank;

(b)	independent, internationally recognised accountancy firm; or

(c)

other independent, reputable, internationally recognised, third-party professional services firm which is regularly engaged in providing valuations of businesses or financial assets or, where applicable, advising on competitive sales processes.

“German Security” means all Security created pursuant to any security agreement, including the Security Documents, governed by German law;

5	Project Iceland – Intercreditor Deed

“Group” means the Company and its Subsidiaries from time to time and “Group Member” means any member of such group.

“Guarantee” has the meaning given to that term in the Bond Instruments.

“Guarantee Liabilities” means, in relation to a Group Member, the liabilities under the Bond Documents (present or future, actual or contingent and whether incurred solely or jointly) it may have to a Creditor or Debtor (including, as the context so determines, any party that is to accede to this Deed as a Creditor or Debtor pursuant to Clause 16 (Changes to the Parties)) as or as a result of it being a guarantor or surety including, without limitation, liabilities arising by way of guarantee, indemnity, surety, contribution or subrogation and in particular any guarantee or indemnity arising under or in respect of the Bond Documents (as the context requires).

“Guarantors” has the meaning given to that term in the preamble to this Deed. “Indebtedness” has the meaning given to that term in the Bond Instruments.

“Insolvency Event” means any formal corporate action or legal proceeding taken in relation to any Group Member:

(a)

the taking of any action set out in section 21 of the German Insolvency Code (Insolvenzordnung) in relation to any Group Member incorporated or established in Germany or a court instituting or rejecting (for reason of insufficiency of its funds to implement such proceedings) insolvency proceedings against any such Group Member (Eröffnung des Insolvenzverfahrens);

(b)

any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of that Group Member, a moratorium is declared in relation to any indebtedness of that Group Member or an administrator is appointed to that Group Member;

(c)	any payments are suspended;

(d)	any composition, compromise, assignment or arrangement is made with any of its creditors;

(e)	the appointment of any liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that Group Member; or

(f)	any analogous procedure or step is taken in any jurisdiction.

“Instructing Group” means at any time holders of at least 50.1 per cent. in aggregate principal amount of the Bonds.

“Intercreditor Amendment” means any amendment or waiver which is subject to Clause 22 (Consents, Amendments and Override).

“Intra-Group Lenders” means each Group Member which has made a loan available to, granted credit to or made any other financial arrangement having similar effect with another Group Member and which is required to become, or otherwise becomes, a party as an Intra-Group Lender in accordance with the terms of Clause 16 (Changes to the Parties).

“Intra-Group Liabilities” means the Liabilities owed by any Group Member to any of the Intra-Group Lenders.

6	Project Iceland – Intercreditor Deed

“Liabilities” means all present and future liabilities and obligations at any time of any Group Member to any Creditor under the Bond Documents and all documents or instruments pursuant to which the Intra-Group Liabilities and the Subordinated Liabilities are constituted (including by way of the grant of Security under such documents), both actual and contingent and whether incurred solely or jointly or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a)	any refinancing, novation, deferral or extension;

(b)

any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c)

any interest, fees, expenses or charges, accruing on, or subsequent to the filing of a petition in bankruptcy, reorganisation or similar proceeding against a US Bankruptcy Debtor at the rate provided for in the documentation, with respect thereto, whether or not such interest, fees, expenses, or charges is an allowed claim under applicable state, federal or foreign law;

(d)	any claim for damages or restitution; and

(e)	any claim as a result of any recovery by any Debtor of a Payment on the grounds of preference or otherwise,

and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

“Liabilities Acquisition” means, in relation to a person and to any Liabilities, a transaction where that person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

the rights and benefits in respect of those Liabilities.

“Mandatory Prepayment” means a mandatory prepayment, repurchase or redemption (including any requirement to make an offer to repurchase) of any of the Liabilities made pursuant to the Bond Instruments.

“Material Adverse Effect” has the meaning given to that term in the Bond Instruments. “Maturity Date” has the meaning given to that term in the Bond Instruments.

“Non-Cash Consideration” means consideration in a form other than cash.

“Non-Cash Recoveries” means:

(a)	any proceeds of a Distressed Disposal or a Debt Disposal; or

(b)	any amount distributed to the Security Trustee pursuant to Clause 8.1 (Turnover by the Creditors),

7	Project Iceland – Intercreditor Deed

which are, or is, in the form of Non-Cash Consideration.

“Non-Distressed Disposal” has the meaning given to that term in Clause 11.1 (Non-Distressed Disposals).

“Other Liabilities” means, in relation to a Group Member, any trading and other liabilities (not being Borrowing Liabilities or Guarantee Liabilities) it may have to the Security Trustee under the Bond Documents or to an Intra-Group Lender, a Subordinated Creditor or a Debtor.

“Party” means a party to this Deed.

“Payment” means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, repurchase, defeasance or discharge of those Liabilities (or other liabilities or obligations) other than, in the case of Liabilities of a Debtor, in consideration for an issue of shares in that Debtor or any parent thereof.

“Permitted Intra-Group Payments” means the Payments permitted by Clause 5.2 (Permitted Payments: Intra-Group Liabilities).

“Permitted Payment” means a Permitted Intra-Group Payment or any other Payments to any person expressly permitted to be made by this Deed, as the context requires.

“Proceedings” has the meaning given to that term in Clause 26.1 (Jurisdiction).

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property, as the context may require.

“Recoveries” has the meaning given to that term in Clause 13.1 (Order of Application—Transaction Security).

“Recovering Bondholder” has the meaning given to that term in Clause 9.1 (Recovering Bondholder’s Rights).

“Redistributed Amount” has the meaning given to that term in Clause 9.2 (Reversal of Redistribution).

“Register of Bondholders” has the meaning given to that term in the Bond Instruments.

“Relevant Liabilities” means:

(a)	in the case of a Creditor, all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Trustee; and

(b)	in the case of a Debtor, the Liabilities owed to the Creditors and all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Trustee.

“Retiring Security Trustee” has the meaning given to that term in paragraph (d) of Clause 15.1 (Resignation of the Security Trustee).

“Sæmundur Letter” means the deed poll dated on or about the date hereof entered into by Fasteignafélagið Sæmundur hf. in favour of the Bondholders.

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“Secured Obligations” means all Liabilities and all other present and future obligations at any time due, owing or incurred by any Group Member or a Debtor to any Secured Party under (or in connection with) the Bond Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity, including any interest, fees, expenses or charges, accruing on, or subsequent to the filing of a petition in bankruptcy, reorganisation or similar proceeding against a US Bankruptcy Debtor at the rate provided for in the documentation, with respect thereto, whether or not such interest, fees, expenses, or charges is an allowed claim under applicable state, federal or foreign law.

“Secured Parties” means the Security Trustee, any Receiver or Delegate, or any Bondholder from time to time but, in the case of each Bondholder, only if it is a Party or has acceded to this Deed pursuant to Clause 16.6 (Accession Undertaking).

“Security” means a mortgage, charge, pledge, lien, security assignment, security transfer of title or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Documents” has the meaning given to that term in the Bond Instruments.

“Security Property” means:

(a)

the Transaction Security expressed to be granted in favour of the Security Trustee as trustee for the Secured Parties (or pursuant to any joint and several creditorship or parallel debt provisions set out in Clause 14.3 (Parallel Debt)) for the benefit of the Secured Parties and all proceeds of that Transaction Security;

(b)

all obligations expressed to be undertaken by a Debtor to pay amounts in respect of the Liabilities to the Security Trustee as agent or trustee for the Secured Parties (or pursuant to any joint and several creditorship or parallel debt provisions set out in Clause 14.3 (Parallel Debt)) and secured by the Transaction Security together with all representations and warranties expressed to be given by a Debtor in favour of the Security Trustee as agent or trustee for (or otherwise for the benefit of) the Secured Parties;

(c)	the Security Trustee’s interest in any trust fund created pursuant to Clause 8 (Turnover of Receipts); and

(d)

any other amounts or property, whether rights, entitlements, chooses in action or otherwise, actual or contingent, which the Security Trustee is required by the terms of the Bond Documents to hold as trustee on trust for (or otherwise for the benefit of) the Secured Parties.

“Security Trustee’s Spot Rate of Exchange” means the Security Trustee’s spot rate of exchange for the purchase of the relevant currency with the Common Currency in Hong Kong foreign exchange market or other relevant foreign exchange market (or, if the Security Trustee’s spot rate of exchange is not available, such other prevailing rate of exchange as may be selected by the Security Trustee in agreement with the Company) at or about 11:00 a.m. (local time) on a particular day.

“Shared Amount” has the meaning given to that term in Clause 9.2 (Reversal of Redistribution).

“Shareholder” has the meaning given to that term in the Bond Instruments.

“Sharing Creditor” has the meaning given to that term in Clause 9.1 (Recovering Bondholder’s Rights).

“Subordinated Creditors” means any creditor of Subordinated Indebtedness.

“Subordinated Indebtedness” has the meaning given to that term in the Bond Instruments.

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“Subordinated Liabilities” means the Liabilities with respect to any Subordinated Indebtedness owed to the Subordinated Creditors by a Group Member.

“Subsidiary” has the meaning given to that term in the Bond Instruments.

“Swiss Debtor” has the meaning given to that term in Clause 18.1 (Debtors’ Indemnity).

“Taxes” has the meaning given to that term in the Bond Instruments.

“Third Parties Act” has the meaning given to that term in Clause 1.4 (Contracts (Rights of Third Parties) Act 1999).

“Tranche A Bond Documents” means each of this Deed, the Tranche A Bond Instrument, the Tranche A Subscription Agreement, the Sæmundur Letter, the Alvogen Guarantee Agreement, the Security Documents (to the extent that they secure or purport to secure Secured Obligations in respect of any other Tranche A Bond Document), any agreement evidencing the terms of the Intra-Group Liabilities and any other document designated as such by the Tranche A Bondholders and the Company, as the context so determines.

“Tranche A Bond Instrument” means the Tranche A Convertible Bond Instrument dated on or about the date of this Deed and made between (among others) the Company, the Guarantors, the Security Trustee and the initial bondholder named therein in respect of the Tranche A Bonds.

“Tranche A Bondholders” means the persons in whose names a Tranche A Bond is registered in the applicable Register of Bondholders.

“Tranche A Bonds” means the US$100,000,000 in aggregate principal amount of the convertible bonds due 2023 issued by the Company (including any additional bonds in an aggregate principal amount which, together with such bonds, is equal to or less than US$125,000,000, that are consolidated and form a single series with such bonds) with the benefit of guarantee provided by Alvogen Lux Holdings S.à r.l. pursuant to the Tranche A Bond Instrument.

“Tranche A Subscription Agreement” means the subscription agreement dated 30 November 2018 made between the Company, the Guarantors and the initial bondholder named therein in respect of the Tranche A Bonds.

“Tranche B Bond Documents” means each of this Deed, the Tranche B Bond Instrument, the Tranche B Subscription Agreement, the Sæmundur Letter, the Security Documents (to the extent that they secure or purport to secure Secured Obligations in respect of any other Tranche B Bond Document), any agreement evidencing the terms of the Intra-Group Liabilities and any other document designated as such by the Tranche B Bondholders and the Company, as the context so determines.

“Tranche B Bond Instrument” means the Tranche B Convertible Bond Instrument dated on or about the date of this Deed and made between (among others) the Company, the Guarantors, the Security Trustee and the initial bondholder named therein in respect of the Tranche B Bonds.

“Tranche B Bondholders” means the persons in whose names a Tranche B Bond is registered in the applicable Register of Bondholders.

“Tranche B Bonds” means the US$100,000,000 in aggregate principal amount of the convertible bonds due 2023 issued by the Company (including any additional bonds in an aggregate principal amount which, together with the aggregate principal amounts of such bonds and Tranche A Bonds, is equal to or less than US$300,000,000, that are consolidated and form a single series with such bonds) pursuant to the Tranche B Bond Instrument.

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“Tranche B Subscription Agreement” means the subscription agreement dated 30 November 2018 made between the Company, the Guarantors and the initial bondholder named therein in respect of the Tranche B Bonds.

“Transaction Security” means any Security in each case which, to the extent legally possible and subject to any security principles (howsoever described and including any guarantee limitations set out in any Debtor Accession Deed or Security Document) and to the provisions of this Deed:

(a)	is created, or expressed to be created, in favour of the Security Trustee as agent or trustee for the other Secured Parties (or a class of Secured Parties) in respect of the Secured Obligations; or

(b)

in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Trustee as agent or trustee for the Secured Parties (or a class of Secured Parties), is created, or expressed to be created, in favour of:

(i)	all the Secured Parties (or a class of Secured Parties) in respect of the Secured Obligations; or

(ii)	the Security Trustee under a parallel debt structure for the benefit of all the Secured Parties (or a class of Secured Parties).

“US Bankruptcy Debtor” means any US Debtor that is the subject of a US Bankruptcy Proceeding.

“US Bankruptcy Law” means the United States Bankruptcy Code of 1978 (Title 11 of the United States Code), any other United States federal or state bankruptcy, insolvency or similar law.

“US Bankruptcy Proceeding” means:

(a)

the filing of an involuntary proceeding in a court of competent jurisdiction in the United States seeking relief under US Bankruptcy Law in respect of any US Debtor and either such proceeding shall continue undismissed for ninety (90) days, an order or decree approving or ordering any of the foregoing shall be entered, a custodian (as defined in the US Bankruptcy Law) is appointed for, or takes charge of, all or substantially all of the property of a US Debtor shall consent to the institution of any such involuntary proceeding; or

(b)	the filing of a voluntary petition by any US Debtor under US Bankruptcy Law.

“US Debtor” means a Debtor that is organised, incorporated or formed under the laws of the United States or any State thereof (including the District of Columbia).

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Deed to:

(i)	the “Company”, any “Creditor”, “Debtor”, “Intra-Group Lender”, “Subordinated Creditor”, a “Party”, “Security Trustee”, or (in relation to paragraph (B) below) any other person, shall be construed:

(A)	to be a reference to it in its capacity as such and not in any other capacity; and

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(B)

so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Security Trustee, any person for the time being appointed as the Security Trustee in accordance with this Deed;

(ii)

assets includes properties, assets, businesses, undertakings, revenues and rights of every kind (including uncalled share capital), present and future, actual or contingent and any interest in any of the foregoing;

(iii)

a Bond Document or any other agreement or instrument is (unless expressed to be a reference to a Bond Document or any other agreement or instrument in its original form as at a particular date) a reference to that Bond Document, or other agreement or instrument, as amended, novated, supplemented, extended or restated (however fundamentally);

(iv)	enforcing (or any derivation) the Transaction Security shall include:

(A)	the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager, judicial manager or other similar officer of a Debtor by the Security Trustee; and

(B)	the making of a demand under Clause 14.3 (Parallel Debt) by the Security Trustee;

(v)	indebtedness includes any obligation (whether incurred as principal, guarantor or as surety and whether present or future, actual or contingent) for the payment or repayment of money;

(vi)	the original form of a Bond Document or any other agreement or instrument is a reference to that Bond Document, agreement or instrument as originally entered into and, unless specified otherwise;

(vii)

a person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, fund, joint venture, consortium or partnership (whether or not having separate legal personality);

(viii)

a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law, but if not having the force of law, which are binding or customarily complied with) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(ix)	shares or share capital includes equivalent ownership interests (and shareholder and similar expressions shall be construed accordingly);

(x)	a provision of law is a reference to that provision as amended or re-enacted; and

(xi)

any corporation into which the Security Trustee may be merged or converted, or any corporation with which the Security Trustee may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Security Trustee shall be a party, or any corporation, including affiliated corporations, to which the Security Trustee shall sell or otherwise transfer:

(A)	all or substantially all of its assets; or

(B)	all or substantially all of its corporate trust business,

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shall, on the date when the merger, conversion, consolidation or transfer becomes effective and to the extent permitted by any applicable laws become the successor Security Trustee under this Deed without the execution or filing of any paper or any further act on the part of the parties to this Deed, unless otherwise required by the Company or the Instructing Group and after the said effective date all references in this Deed to the Security Trustee shall be deemed to be references to such successor corporation. Written notice of any such merger, conversion, consolidation or transfer shall immediately be given to the Company and the Bondholders by the Security Trustee.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)

A Default (including an Event of Default) is continuing if it has not been remedied or waived and any Event of Default or similar event is continuing if it has not been remedied or waived in accordance with the terms of the relevant Bond Document. In addition, if a Default (including an Event of Default) occurs for a failure to deliver a required certificate, notice or other document in connection with another default (an Initial Default) then at the time such Initial Default is remedied or waived, such Default (including an Event of Default) for a failure to report or deliver a required certificate, notice or other document in connection with the Initial Default will also be cured without any further action, save in circumstances where the matters contemplated by the foregoing have given rise to an Acceleration Event.

(d)	An Acceleration Event is continuing if it has not been revoked or otherwise ceases to be continuing in accordance with the terms of the relevant Bond Document.

(e)	A Disposal means any sale, transfer, grant, lease, licence or other disposal, whether voluntary or involuntary (and dispose will be construed accordingly).

(f)

Secured Parties may only benefit from Recoveries to the extent that the Liabilities of such Secured Parties have the benefit of the guarantees or security under which such Recoveries are received; provided that, in all cases, the rights of such Secured Parties shall in any event be subject to the priorities set out in Clause 13 (Application of Proceeds).

(g)

In determining whether or not any Liabilities have been fully and finally discharged, contingent liabilities (such as the risk of clawback flowing from a preference) shall be disregarded by the Security Trustee or otherwise except to the extent that it believes (after taking such legal advice as it consider appropriate and acting at the direction of the relevant Creditors) that there is a reasonable likelihood that those contingent liabilities will become actual liabilities or (with respect to the risk of clawback) if customary comfort documents are delivered to it in form and substance satisfactory to it (acting at the direction of the relevant Creditors).

(h)

Any reference in this Deed to a Debtor or Group Member being able to make any Payment or take any other action not prohibited by the Bond Documents shall include a reference to that Debtor or Group Member being expressly permitted to make any arrangement in respect of that Payment or action or take any step or enter into any transaction to facilitate the making of that Payment or the taking of that action.

(i)

Notwithstanding anything to the contrary, where any provision of this Deed refers to or otherwise contemplates any consent, approval, release, waiver, agreement, notification or other step or action (each an Action) which may be required from or by any person:

(i)	which is not a Party at such time (but solely to the extent such person is not required to be a Party pursuant to the terms of any Bond Document);

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(ii)	in respect of any agreement which is not in existence at such time;

(iii)	in respect of any indebtedness which has not been committed or incurred (or an agreement in relation thereto) at such time; or

(iv)	in respect of Liabilities or Creditors (or other persons) for which the Discharge Date has occurred at or prior to such time,

that consent, approval, release, waiver, agreement, notification or other step or action shall not be required (or be required from any person that is a party thereto) and no such provision shall, or shall be construed so as to, in any way prohibit or restrict the rights or actions of any Group Member. Further, for the avoidance of doubt, no references to any agreement which is not in existence (or under which debt obligations have not been actually incurred by a Group Member) shall, or shall be construed so as to, in any way prohibit or restrict the rights or actions of any Group Member (and no consent, approval, release, waiver, agreement, notification or other step or action shall be required from any party thereto) for so long as such agreement is not in existence.

(j)

Where any consent is required under this Deed from a Bondholder or a group of Bondholders in respect of a Bond where such consent is required after the Discharge Date or before any person in such capacity has acceded to this Deed, such consent requirement will cease to apply in respect of that Bond.

(k)	If the terms of any Bond Document:

(i)

require the relevant Creditors to provide approval (or deemed approval to have been provided) for a particular matter, step or action (for the avoidance of doubt, excluding any such terms which expressly entitle the relevant Creditors to withhold their approval for that matter, step or action) and such approval has been given pursuant to the terms of that Bond Document; or

(ii)

do not seek to regulate a particular matter, step or action (which shall be the case if the relevant matter, step or action is not the subject of an express requirement or restriction in that Bond Document), for the purposes of this Deed that matter, step or action shall be treated as “not prohibited” by the terms of that Bond Document.

(l)

References to any matter being permitted under one or more of the Bond Documents shall include references to such matters not being prohibited and in each case include such matters that are consented to or otherwise approved by the requisite Creditors under those Bond Documents.

(m)

Any requirement that consent be given under this Deed shall mean such consent is to be given in writing, which, for the purposes of this Deed, will be deemed to include any instructions, waivers or consents in accordance with the terms of the relevant Bond Documents.

1.3	Currency, Symbols and Definitions

US Dollars or US$ denotes the lawful currency for the time being of the United States of America.

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1.4	Contracts (Rights of Third Parties) Act 1999

(a)

Unless expressly provided to the contrary in this Deed, a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of this Deed, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

(b)	Notwithstanding any term of this Deed, the consent of any person who is not a Party is not required to rescind or vary this Deed at any time.

(c)

Any Receiver, Delegate or any other person described in Clause 14.12 (No Proceedings) may, subject to this Clause 1.4 and the Third Parties Act, rely on any Clause of this Deed which expressly confers rights on it.

1.5	Creditor Rights Prior to Relevant Debt Issuance

To the extent that this Deed grants rights for the benefit of any Secured Party, no such rights shall accrue or be enforceable against any other party prior to the incurrence of the relevant indebtedness with respect thereto in such capacity and accession to this Deed by such party in such capacity.

1.6	Group Member Debt

Notwithstanding any term of this Deed, no provision of this Deed shall: (a) prohibit a Group Member from incurring any indebtedness, granting any Security over its assets or providing any guarantees to the extent that the incurrence of such indebtedness or granting of guarantee and security is permitted under the Bond Documents, or require a Group Member to become a party to (or be bound by) the provisions of this Deed; or (b) require any creditor in respect of such indebtedness to become a party to (or be bound by) the provisions of this Deed unless such indebtedness is Secured Obligations, Subordinated Liabilities or Intra-Group Liabilities.

1.7	Personal Liability

Where any natural person gives a certificate, notice or signs any other document or otherwise gives a representation or statement on behalf of any of the parties to the Bond Documents pursuant to any provision thereof and such certificate, notice, document, representation or statement proves to be incorrect, the individual shall incur no personal liability in consequence of such certificate, notice, document, representation or statement being incorrect, save where such individual acted fraudulently in giving such certificate, notice, document, representation or statement (in which case any liability of such individual shall be determined in accordance with applicable law). Any such natural person to whom this Clause 1.7 is expressed to apply may rely on this Clause 1.7, subject to Clause 1.4 (Contracts (Rights of Third Parties) Act 1999).

1.8	Luxembourg Terms

In each Bond Document, where it relates to the Company or Alvogen Lux Holdings S.à r.l. (if applicable):

(a)

winding-up, administration or dissolution includes, without limitation, bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganisation or similar laws affecting the rights of creditors generally;

(b)	a compulsory manager, receiver, administrative receiver, administrator or manager includes any commissaire, juge-commissaire, curateur, liquidateur or similar officer;

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(c)	a person being unable to pay its debts includes that person being in a state of cessation of payments (cessation de paiements);

(d)

a security interest includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention and any type of real security (sûreté réelle) or agreement or arrangement having a similar effect and any transfer of title by way of security;

(e)	by-laws or constitutional documents includes its up-to-date articles of association (statuts); and

(f)	a director, officer or manager includes a gérant / administrateur.

2.	Ranking and Priority

2.1	Creditor Liabilities

Each of the Parties agrees that, subject to the order of application set out in Clause 13 (Application of Proceeds), the Liabilities owed by the Debtors to the Bondholders shall rank in right and priority of payment pari passu and without any preference between them.

2.2	Transaction Security

Each of the Parties agrees that, subject to the order of application set out in Clause 13 (Application of Proceeds), the Transaction Security shall rank and secure the Secured Obligations (subject to the terms of this Deed) pari passu and without any preference between them (but only to the extent that such Transaction Security is expressed to secure those Secured Obligations).

2.3	Intra-Group and Subordinated Liabilities

(a)	Each of the Parties agrees that the Intra-Group Liabilities and the Subordinated Liabilities are postponed and subordinated to the Secured Obligations owed by the Debtors to the Bondholders.

(b)	This Deed does not purport to rank any of the Intra-Group Liabilities and the Subordinated Liabilities as between themselves.

3.	Anti-Layering

Notwithstanding anything in the Bond Documents to the contrary, the Company undertakes and warrants, inter alia, that so long as there are any Bonds outstanding, save with the written approval of the Instructing Group, it will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any senior Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is either:

(a)	equal in right of payment with the Bonds or such Guarantor’s Guarantee of the Bonds, as the case may be; or

(b)	expressly subordinated in right of payment to the Bonds or such Guarantor’s Guarantee, as the case may be;

provided that:

(i)	unsecured Indebtedness will not be treated as subordinated or junior to senior Indebtedness merely because it is unsecured; and

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(ii)	senior Indebtedness will not be treated as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral;

provided, further, that notwithstanding anything in this Clause 3 (Anti-Layering), condition 11.3 (Anti-Layering) (and any approval requirement set forth therein) of the Tranche A Bond Instrument or the Tranche B Bond Instrument, as the case may be, shall continue to apply with respect to the relevant series of Bonds.

4.	Bondholder and Secured Obligations

4.1	Payments of Secured Obligations

The Debtors may make Payments in respect of the Secured Obligations at any time; provided that, following the occurrence of an Acceleration Event, no Debtor may make (and no Bondholder may receive) Payments of the Secured Obligations (other than any Payments made pursuant to the Alvogen Guarantee Agreement, and any distribution or dividend out of any Debtor’s unsecured assets (pro rata to each unsecured creditor’s claim) made by a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer appointed in respect of any Debtor or any of its assets) except from Recoveries distributed in accordance with Clause 13 (Application of Proceeds).

4.2	Amendments and Waivers

The Bondholders and the Debtors may amend or waive the terms of the Bond Documents in accordance with their terms (and subject only to any consent required under them) at any time.

4.3	Security and Guarantees: Bondholders

Other than as set out in this Clause 4.3 (Security and Guarantees: Bondholders), the Bondholders may take, accept or receive the benefit of:

(a)

any Security from any Group Member in respect of the Secured Obligations in addition to the Transaction Security if and to the extent legally possible and subject to any customary security principles or similar considerations or any customary guarantee limitations set out in the Debtor Accession Deeds or Security Documents, at the same time it is also offered either:

(i)	to the Security Trustee as agent or security trustee for the other Bondholders in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Trustee as agent or security trustee for the Bondholders:

(A)	to the other Bondholders in respect of their Liabilities; or

(B)	to the Security Trustee under a parallel debt structure, joint and several creditor structure or agency structure for the benefit of the other Bondholders,

and ranks in the same order of priority as that contemplated in Clause 2 (Ranking and Priority); provided that all amounts received or recovered by any Bondholder with respect to such Security are immediately paid to the Security Trustee and held and applied in accordance with Clause 13 (Application of Proceeds); and

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(b)	any guarantee, indemnity or other assurance against loss from any Group Member in respect of the Secured Obligations, in addition to those in:

(i)	the original form of the Tranche A Bond Instrument or the Tranche B Bond Instrument or any equivalent provision in any other Bond Document;

(ii)	this Deed; or

(iii)

any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, the benefit of which (however conferred) is, to the extent legally possible and subject to any customary security principles or similar considerations or any guarantee limitations set out in the Debtor Accession Deeds or Security Documents, given to all the Bondholders in respect of their Liabilities, if the other Bondholders already benefit from such a guarantee, indemnity or other assurance against loss or at the same time it is also offered to the other Bondholders in respect of their Liabilities and ranks in the same order of priority as that contemplated in Clause 2 (Ranking and Priority) and all amounts received or recovered by a Bondholder with respect to such guarantee, indemnity or other assurance against loss are immediately paid to the Security Trustee and held and applied in accordance with Clause 13 (Application of Proceeds).

5.	Intra-Group Lenders and Intra-Group Liabilities

5.1	Restriction on Payment: Intra-Group Liabilities

Prior to the Discharge Date, the Debtors shall not, and shall procure that no other Group Member will, make any Payments of the Intra-Group Liabilities at any time unless:

(a)	that Payment is permitted under Clause 5.2 (Permitted Payments: Intra-Group Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 5.7 (Permitted Enforcement: Intra-Group Lenders).

5.2	Permitted Payments: Intra-Group Liabilities

(a)

Subject to paragraph (b) below, any Group Member may make any Payments (including by way of set-off or conversion to equity; provided that in the event that the equity of such Debtor is subject to Transaction Security prior to such issue, then the percentage of equity in such Debtor subject to Transaction Security is not diluted) in respect of Intra-Group Liabilities (whether of principal interest or otherwise) if such payment is permitted by the Bond Documents or, to the extent prohibited, if consent has been obtained in writing from holders of the requisite percentage of the Tranche A Bonds or the Tranche B Bonds, as the case may be, in each case in accordance with the applicable Bond Instrument.

(b)	Payments in respect of the Intra-Group Liabilities may not be made pursuant to paragraph (a) above if, at the time of the Payment, an Acceleration Event has occurred, unless:

(i)	the Instructing Group consents in writing to that Payment being made; or

(ii)	that Payment is made to facilitate Payment of any Secured Obligations.

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5.3	Payment Obligations Continue

No Debtor shall be released from the liability to make any Payment (including of default interest, if any, which shall continue to accrue) under any Bond Document by the operation of Clause 5.1 (Restriction on Payment: Intra-Group Liabilities) and Clause 5.2 (Permitted Payments: Intra-Group Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of either of those Clauses.

5.4	Acquisition of Intra-Group Liabilities

Each Debtor may, and may permit any other Group Member to:

(a)	enter into any Liabilities Acquisition; or

(b)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any Intra-Group Liabilities at any time unless an Acceleration Event has occurred at the time of the relevant Liabilities Acquisition or that action is prohibited by the Bond Documents (unless to the extent prohibited, consent is obtained in writing from holders of the requisite percentage of the Tranche A Bonds or the Tranche B Bonds, as the case may be, in each case in accordance with the applicable Bond Instrument).

5.5	Security: Intra-Group Lenders

Prior to the Discharge Date, the Intra-Group Lenders may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Intra-Group Liabilities from any Group Member unless, to the extent prohibited, consent has been obtained in writing from holders of the requisite percentage of the Tranche A Bonds or the Tranche B Bonds, as the case may be, in each case in accordance with the applicable Bond Instrument .

5.6	Restriction on Enforcement: Intra-Group Lenders

Subject to Clause 5.7 (Permitted Enforcement: Intra-Group Lenders) (other than the demand for any payment, set-off, account combination or payment netting in relation to any payment permitted by Clause 5.2 (Permitted Payments: Intra-Group Liabilities)), none of the Intra-Group Lenders shall be entitled to take any Enforcement Action in respect of any of the Intra-Group Liabilities at any time prior to the Discharge Date unless otherwise consented in writing by the Instructing Group or where consent to such Enforcement Action has been obtained in writing from the Instructing Group unless the Security Trustee has taken, or has given notice that it intends to take, that action on behalf of such Intra-Group Lenders in accordance with Clause 7.4 (Filing of Claims).

5.7	Permitted Enforcement: Intra-Group Lenders

After the occurrence of an Insolvency Event in relation to any Group Member, each Intra-Group Lender may (unless otherwise directed by the Security Trustee or the Bondholders), to the extent permitted under applicable law, exercise any right it may otherwise have against that Group Member to:

(a)	accelerate any of that Group Member’s Intra-Group Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that Group Member in respect of any Intra-Group Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Intra-Group Liabilities of that Group Member; or

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(d)	claim and prove in the liquidation, administration or other insolvency proceedings of that Group Member for the Intra-Group Liabilities owing to it.

5.8	Representations: Intra-Group Lenders

Each Intra-Group Lender which is not a Debtor represents and warrants to the Secured Parties on the date of this Deed (or, if it becomes a Party after such date, the date of the Accession Undertaking when it becomes an Intra-Group Lender) that:

(a)

it is a limited liability corporation or company duly incorporated (or, as the case may be, organised) and validly established and existing under the laws of its jurisdiction of incorporation (or, as the case may be, organisation);

(b)

subject to any general principles of law limiting its obligations which are applicable to creditors generally, the obligations expressed to be assumed by it in this Deed are valid, legally binding and enforceable obligations; and

(c)	the entry into and performance by it of, and the transactions contemplated by, this Deed do not conflict with:

(i)	subject to any general principles of law limiting its obligations which are applicable to creditors generally, any law or regulation applicable to it;

(ii)	its constitutional documents; or

(iii)	any agreement or instrument binding upon it or any of its assets in each case, to an extent it has, or would reasonably be expected to have, a Material Adverse Effect.

6.	Subordinated Liabilities

6.1	Restriction on Payment: Subordinated Liabilities

Prior to the Discharge Date, the Debtors shall not, and shall procure that no other Group Member will, make any Payment of the Subordinated Liabilities at any time unless that Payment is permitted under Clause 6.2 (Permitted Payments: Subordinated Liabilities).

6.2	Permitted Payments: Subordinated Liabilities

Any Group Member may make Payments to the Subordinated Creditors in respect of the Subordinated Liabilities then due if (a) the Payment is not prohibited by the Bond Documents; or (b) consent to that Payment being made has been obtained in writing from holders of the requisite percentage of the Tranche A Bonds or the Tranche B Bonds, as the case may be, in each case in accordance with the applicable Bond Instrument.

6.3	Payment Obligations Continue

Neither the Company nor any other Debtor shall be released from the liability to make any Payment (including of default interest, if any, which shall continue to accrue) under any Bond Document by the operation of Clauses 6.1 (Restriction on Payment: Subordinated Liabilities) and 6.2 (Permitted Payments: Subordinated Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

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6.4	No Acquisition of Subordinated Liabilities

Prior to the Discharge Date, the Debtors shall not, and shall procure that no other Group Member will:

(a)	enter into any Liabilities Acquisition; or

(b)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any of the Subordinated Liabilities at any time unless (x) it is a Payment in respect of the Subordinated Liabilities permitted under Clause 5.2 (Permitted Payments: Intra-Group Liabilities), (y) that action is not prohibited by the Bond Documents, or (z) the prior consent of the Instructing Group has been obtained in writing.

6.5	Amendments and Waivers: Subordinated Creditors

(a)

Prior to the Discharge Date, the Subordinated Creditors may not amend, waive or agree to the terms of any of the documents or instruments pursuant to which the Subordinated Liabilities are constituted.

(b)	Paragraph (a) above does not apply to any amendment, waiver or consent:

(i)

which is not prohibited by the Bond Documents or, to the extent prohibited, unless consent has been obtained in writing from holders of the requisite percentage of the Tranche A Bonds or the Tranche B Bonds, as the case may be, in each case in accordance with the applicable Bond Instrument;

(ii)	which is minor, technical or administrative or corrects a manifest error; or

(iii)	which is not prejudicial in any respect to the Bondholders.

6.6	Security: Subordinated Creditors

Without the prior written consent of the Instructing Group, the Subordinated Creditors may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss from any Group Member in respect of any of the Subordinated Liabilities prior to the Discharge Date (unless otherwise permitted under condition 8.3 or condition 8.4 of the Bond Instruments).

6.7	Restriction on Enforcement: Subordinated Creditors

Subject to Clause 6.8 (Permitted Enforcement: Subordinated Creditors), no Subordinated Creditor shall be entitled to take any Enforcement Action in respect of any of the Subordinated Liabilities at any time prior to the Discharge Date, unless:

(a)	such Enforcement Action is solely for a demand for payment, set-off, account combination or payment netting which is permitted by Clause 5.2 (Permitted Payments: Intra-Group Liabilities); or

(b)	otherwise consented to by the Instructing Group in writing.

6.8	Permitted Enforcement: Subordinated Creditors

To the extent permitted under applicable law, after the occurrence of an Insolvency Event in relation to any Group Member, each Subordinated Creditor may (unless otherwise directed by the Security Trustee or unless the Security Trustee has taken, or has given notice that it intends to take, action on behalf of such Subordinated Creditor in accordance with Clause 7.4 (Filing of Claims)) exercise any right it may have otherwise have in respect of that Group Member to:

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(a)	accelerate any of that Group Member’s Subordinated Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that Group Member in respect of any Subordinated Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Subordinated Liabilities of that Group Member; or

(d)	claim and prove in any insolvency process of that Group Member for the Subordinated Liabilities owing to it.

7.	Effect of Insolvency Event

7.1	Payment of Distributions

(a)

After the occurrence of an Insolvency Event in relation to a Group Member, any Party entitled to receive a distribution out of the assets of that Group Member in respect of Liabilities owed to that Party shall, to the extent it is able to do so, direct the person responsible for the distribution of the assets of that Group Member to pay that distribution to the Security Trustee until the Liabilities owing to the Secured Parties have been paid in full.

(b)	The Security Trustee shall apply distributions paid to it under paragraph (a) above in accordance with Clause 13 (Application of Proceeds).

7.2	Set-off

To the extent that any Group Member’s Liabilities are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to that Group Member, any Creditor which benefited from that set-off shall pay an amount equal to the amount of the Liabilities owed to it which are discharged by that set-off to the Security Trustee for application in accordance with Clause 13 (Application of Proceeds).

7.3	Non-Cash Distributions

If the Security Trustee or any other Secured Party receives a distribution in a form other than in cash in respect of any of the Liabilities (other than any distribution of Non-Cash Recoveries), the Liabilities will not be reduced by that distribution until and except to the extent that the realisation proceeds are actually applied towards the Liabilities.

7.4	Filing of Claims

After the occurrence of an Insolvency Event of a Group Member, each Creditor irrevocably authorises the Security Trustee (acting in accordance with Clause 7.6 (Security Trustee Instructions)) on its behalf, to:

(a)	take any Enforcement Action (in accordance with the terms of this Deed) against that Group Member;

(b)	demand, sue, prove and give receipt for any or all of that Group Member’s Liabilities;

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(c)	collect and receive all distributions on, or on account of, any or all of that Group Member’s Liabilities; and

(d)	file claims, take proceedings and do all other things the Security Trustee considers reasonably necessary to recover that Group Member’s Liabilities.

7.5	Creditor’ Actions

Each Creditor will:

(a)	do all things that the Security Trustee (acting in accordance with Clause 7.6 (Security Trustee Instructions)) reasonably requests in order to give effect to this Clause 7; and

(b)

if the Security Trustee is not entitled to take any of the actions contemplated by this Clause 7 or if the Security Trustee (acting in accordance with Clause 7.6 (Security Trustee Instructions)) requests that a Creditor take that action, undertake that action itself in accordance with the instructions of the Security Trustee (acting in accordance with Clause 7.6 (Security Trustee Instructions)) or grant a power of attorney to the Security Trustee (on such terms as the Security Trustee (acting in accordance with Clause 7.6 (Security Trustee Instructions) may reasonably require) to enable the Security Trustee to take such action.

7.6	Security Trustee Instructions

For the purposes of Clause 7.5 (Creditor’ Actions) and Clause 7.6 (Security Trustee Instructions), the Security Trustee shall act:

(a)	on the written instructions of the Instructing Group in accordance with Clause 10.1 (Enforcement Instructions) or Clause 10.2 (Manner of Enforcement); or

(b)

in the absence of any such instructions, as the Security Trustee sees fit taking into account all relevant facts and circumstances of which the Security Trustee is aware, including the interests of all the Bondholders.

7.7	Limitation by Applicable Laws

Each of the provisions of this Clause 7 shall apply only to the extent permitted by applicable laws.

8.	Turnover of Receipts

8.1	Turnover by the Creditors

Subject to Clause 8.2 (Exclusions) and Clause 8.3 (Permitted Assurance and Receipts):

(a)	if at any time prior to the Discharge Date, any Creditor receives or recovers from any Debtor:

(i)	any Payment or distribution of, or on account of or in relation to, any of the Liabilities which is not either:

(A)	a Permitted Payment; or

(B)	made in accordance with Clause 13 (Application of Proceeds);

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(b)	other than where Clause 7.2 (Set-off) applies, any amount by way of set-off in respect of any of the Liabilities owed to it which does not give effect to a Permitted Payment;

(c)	notwithstanding paragraphs (a) and (b) above, and other than where Clause 7.2 (Set-off) applies, any amount:

(i)	on account of, or in relation to, any of the Liabilities:

(A)	after the occurrence of a Distress Event; or

(B)	as a result of any other litigation or proceedings against a Group Member (other than after the occurrence of an Insolvency Event); or

(ii)	by way of set-off in respect of any of the Liabilities owed to it after the occurrence of a Distress Event,

other than, in each case, any amount received or recovered in accordance with Clause 13 (Application of Proceeds);

(d)	the proceeds of any enforcement of any Transaction Security except in accordance with Clause 13 (Application of Proceeds); or

(e)

other than where Clause 7.2 (Set-off) applies, any distribution in cash or in kind Payment of, or on account of or in relation to, any of the Liabilities owed by any Group Member which is not in accordance with Clause 13 (Application of Proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of that Group Member; or

that Creditor will:

(i)	in relation to receipts and recoveries not received or recovered by way of set-off:

(A)

hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for (or otherwise on behalf and for the account of) the Security Trustee and promptly pay or distribute that amount to the Security Trustee for application in accordance with the terms of this Deed; and

(B)

promptly pay or distribute an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Trustee for application in accordance with the terms of this Deed; and

(ii)

in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Security Trustee for application in accordance with the terms of this Deed.

8.2	Exclusions

Clause 8.1 (Turnover by the Creditors) shall not apply to any receipt or recovery:

(a)	in respect of funds received by the Security Trustee for its own account; or

(b)	for the avoidance of doubt, under or in respect of the Alvogen Guarantee Agreement.

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8.3	Permitted Assurance and Receipts

Nothing in this Deed shall restrict the ability of any Creditor or other Party that is not a Group Member to:

(a)

arrange with any person which is not a Group Member any assurance against loss in respect of, or reduction of its credit exposure to, a Debtor (including assurance by way of credit-based derivative or sub-participation) or restrict the terms or application of proceeds or recoveries of such assurance; or

(b)	make any assignment or transfer permitted by Clause 16 (Changes to the Parties), which:

(i)	is not prohibited by the Bond Documents under which the relevant Liabilities were incurred; and

(ii)	is not in breach of Clause 6.4 (No Acquisition of Subordinated Liabilities) or any provision of (if prior to the Discharge Date) the Bond Instrument(s) pursuant to which any Bonds remain outstanding, and that Creditor shall not be obliged to account to any other Party for any sum received by it as a result of that action.

8.4	Sums Received by Debtors

If any of the Debtors receives or recovers any sum which, under the terms of any of the Bond Documents, should have been paid to the Security Trustee, that Debtor will:

(a)

hold an amount of that receipt or recovery equal to the Relevant Liabilities (or, if less, the amount received or recovered) on trust for (or otherwise on behalf and for the account of) the Security Trustee and promptly pay that amount to the Security Trustee for application in accordance with the terms of this Deed; and

(b)	promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Trustee for application in accordance with the terms of this Deed.

8.5	Turnover of Non-Cash Consideration

For the purposes of this Clause 8, if any Creditor receives or recovers any amount or distribution in the form of Non-Cash Consideration which is subject to Clause 8.1 (Turnover by the Creditors), the cash value of that Non-Cash Consideration shall be determined in accordance with Clause 12 (Non-Cash Recoveries).

8.6	Saving Provision

If, for any reason, any of the trusts expressed to be created in this Clause 8 should fail or be unenforceable, the affected Creditor or Debtor will promptly pay an amount equal to that receipt or recovery to the Security Trustee to be held on trust by the Security Trustee for application in accordance with the terms of this Deed.

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9.	Redistribution

9.1	Recovering Bondholder’s Rights

(a)

Any amount paid by a Bondholder (a “Recovering Bondholder”) to the Security Trustee under Clause 7 (Effect of Insolvency Event) or Clause 8 (Turnover of Receipts) shall be treated as having been paid by the relevant Debtor and distributed to the Security Trustee and the Bondholders (each, a “Sharing Creditor”) in accordance with the terms of this Deed.

(b)

On a distribution by the Security Trustee under paragraph (a) above of a Payment received by a Recovering Bondholder from a Debtor, as between the relevant Debtor and the Recovering Bondholder, an amount equal to the amount received or recovered by the Recovering Bondholder and paid to the Security Trustee (as the case may be) (the “Shared Amount”) will be treated as not having been paid or distributed by that Debtor to the Recovering Bondholder.

9.2	Reversal of Redistribution

(a)	If any part of the Shared Amount received or recovered by a Recovering Bondholder becomes repayable to a Debtor and is repaid by that Recovering Bondholder to that Debtor, then:

(i)

each Sharing Creditor shall, upon request of the Security Trustee, pay or distribute to the Security Trustee for the account of that Recovering Bondholder an amount equal to the appropriate part of its share of the Shared Amount (together with an amount as is necessary to reimburse that Recovering Bondholder for its proportion of any interest on the Shared Amount which that Recovering Bondholder is required to pay) (the “Redistributed Amount”); and

(ii)	as between the relevant Debtor and each relevant Sharing Creditor, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Debtor.

(b)

The Security Trustee shall not be obliged to pay any Redistributed Amount to a Recovering Bondholder under paragraph (a) above until it has been able to establish to its satisfaction that it has actually received that Redistributed Amount from the relevant Sharing Creditor.

9.3	Deferral of Subrogation

No Creditor or Debtor will exercise any rights which it may have by reason of the performance by it of its obligations under the Bond Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Bond Documents of any Creditor which ranks ahead of it in accordance with the priorities set out in Clause 2 (Ranking and Priority) until such time as all of the Liabilities owing to each prior ranking Creditor (or, in the case of any Debtor, owing to each Creditor) have been irrevocably paid in full.

No Intra-Group Lender or Subordinated Creditor will exercise any rights which it may have to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Bond Documents of any other Creditor until such time as all of the Liabilities owing to the Bondholders have been irrevocably discharged in full.

10.	Enforcement of Transaction Security

10.1	Enforcement Instructions

(a)	The Security Trustee may refrain from enforcing the Transaction Security or taking any other action as to Enforcement unless instructed otherwise by the Instructing Group in writing.

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(b)

Subject to the Transaction Security having become enforceable in accordance with its terms, the Instructing Group may give or refrain from giving Enforcement Instructions in writing to the Security Trustee to enforce or refrain from enforcing the Transaction Security as they see fit.

(c)	The Security Trustee is entitled to rely on and comply with instructions given to in accordance with this Clause 10.1.

(d)

If the Instructing Group wishes to issue Enforcement Instructions in respect of any Transaction Security, the Instructing Group shall deliver a copy of those proposed Enforcement Instructions in respect of the Transaction Security in writing to the Security Trustee and the Security Trustee shall promptly forward such Enforcement Instructions to each Bondholder which did not deliver such Enforcement Instructions.

10.2	Manner of Enforcement

If the Transaction Security is being enforced or other action as to Enforcement is being taken pursuant to Clause 10.1 (Enforcement Instructions), the Security Trustee shall enforce the Transaction Security or take other action as to Enforcement in such manner (including, without limitation, the selection of any administrator, liquidator, receiver, administrative receiver, administrator, compulsory manager, judicial manager or other similar officer of any Debtor to be appointed by the Security Trustee) as the Instructing Group shall instruct in writing, or in the absence of any such instructions, as the Security Trustee considers in its discretion to be appropriate.

10.3	Exercise of Voting Rights

(a)

Subject to paragraph (c) below, each Creditor agrees (to the extent permitted by law at the relevant time) that it will cast its vote in any proposal put to the vote by or under the supervision of any judicial or supervisory authority in respect of any insolvency, pre-insolvency or rehabilitation or similar proceedings relating to any Group Member as instructed by the Security Trustee.

(b)

Subject to paragraph (c) below, the Security Trustee shall give instructions for the purposes of paragraph (a) above in accordance with any written instructions given to it by the Instructing Group; provided that any such instructions have been given in accordance with Clause 10.1 (Enforcement Instructions).

(c)

Nothing in this Clause 10.3 entitles any Party to exercise or require any other Creditor to exercise such power of voting or representation to waive, reduce, discharge, extend the due date for (or change the basis for accrual of any) payment of or reschedule any of the Liabilities owed to that Creditor.

10.4	Waiver of Rights

To the extent permitted under applicable law and subject to Clause 10.1 (Enforcement Instructions), Clause 10.2 (Manner of Enforcement), paragraphs (a) and (b) of Clause 11.2 (Distressed Disposals) and Clause 13 (Application of Proceeds), each of the Secured Parties and the Debtors waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any amount received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

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10.5	Security held by other Creditors

If any Transaction Security is held by a Creditor other than the Security Trustee, then that Creditor may only enforce the Transaction Security in accordance with instructions given by the Instructing Group in writing pursuant to this Clause 10 (and for this purpose references to the Security Trustee shall be construed as references to that Creditor).

10.6	Duties Owed

Each of the Secured Parties and the Debtors acknowledges that, in the event that the Security Trustee enforces or is instructed to enforce the Transaction Security, the duties of the Security Trustee and of any Receiver or Delegate owed to them in respect of the method, type and timing of that enforcement or of the exploitation, management or realisation of any of that Transaction Security shall, subject to paragraph (b) of Clause 11.2 (Distressed Disposals), be no different to or greater than the duty that is owed by the Security Trustee, Receiver or Delegate to the Debtors under general law.

10.7	Enforcement through Security Trustee Only

Subject to Clause 10.5 (Security held by other Creditors), the Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Security Documents except through the Security Trustee.

11.	Non-Distressed Disposals, Distressed Disposals and Disposal Proceeds

11.1	Non-Distressed Disposals

(a)	Definitions

In this Clause 11:

(i)	“Disposal Proceeds” means the proceeds of a Non Distressed Disposal.

(ii)	“Non Distressed Disposal” means a disposal of:

(A)	an asset of a Group Member; or

(B)	an asset which is subject to the Transaction Security,

to a person or persons outside the Group where:

(1)

either (x) an Officer of the Company certifies for the benefit of the Security Trustee that that disposal (and if the disposal of Charged Property, the release of Transaction Security) is permitted or not prohibited (as applicable) under the Bond Documents, or (y) holders of the requisite percentage of the Tranche A Bonds and/or the Tranche B Bonds, as the case may be, in each case in accordance with the applicable Bond Instrument notifies the Security Trustee in writing that that Disposal (and if the disposal of Charged Property, the release of Transaction Security) is permitted or not prohibited (as applicable) under the Bond Documents, or authorises that Disposal (and if the disposal of Charged Property, releases of Transaction Security); and

(2)	that disposal is not a Distressed Disposal.

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(iii)

“Officer” means any member of the board of directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, any Senior Vice President, any Vice President, the Treasurer or the Secretary of the Company or any person acting in that capacity, in each case acting with due authority.

(b)	Facilitation of Non Distressed Disposals

(i)

If a disposal of an asset is a Non Distressed Disposal, the Security Trustee is irrevocably authorised (at the cost of the Company (provided that the Security Trustee acts reasonably) and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party or Debtor) but subject to paragraph (ii) below:

(A)	to release the Transaction Security or any other claim (relating to a Bond Document) over that asset;

(B)

where that asset consists of all of the shares in the capital of a Group Member, to release the Transaction Security or any other claim (relating to a Bond Document) over that Group Member’s property; and

(C)

to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraphs (A) and (B) above and issue any certificates of non crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Trustee, be considered necessary or desirable to facilitate the resignation or disposal.

(ii)

Each release of Transaction Security or any claim described in paragraph (i) above shall not become effective unless and until the relevant Non Distressed Disposal is made and (unless and until such time) the Transaction Security or claim subject to that release shall continue in such force and effect as if that release had not been effected.

(c)	Facilitation of other releases

(i)

If a release of Transaction Security is (i) required to effect amendments to the Bond Documents that have been duly consented to and approved under the terms of the relevant Bond Document, or (ii) conditional upon repayment or prepayment in full of the Secured Obligations and the payment of all other amounts then due and payable under the Bond Documents so as to achieve the Discharge Date, the Security Trustee is irrevocably authorised (at the cost of the Company (provided that the Security Trustee acts reasonably) and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party or Debtor):

(A)	to release the Transaction Security or any other claim (relating to a Bond Document) over that asset;

(B)

where that asset consists of all of the shares in the capital of a Group Member, to release the Transaction Security or any other claim (relating to a Bond Document) over that Group Member’s Security Property; and

(C)

to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraphs (i) and (ii) above and issue any certificates of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Trustee, be considered necessary or desirable.

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(ii)

Each release of Transaction Security or any claim described in paragraph (i) above shall become effective only on the making of the relevant transaction (and, if applicable, entry into any replacement Transaction Security that may be required pursuant to the terms of the Bond Documents).

(iii)

In connection with the entry into this Deed, the Secured Parties (other than the Security Trustee) irrevocably authorise and instruct the Security Trustee to execute and deliver or enter into each release of the Transaction Security pursuant to this Clause 11.1. Each other Creditor confirms that its consent is not required for such releases.

(d)

If any Disposal Proceeds are required to be applied (or offered to be applied) in Mandatory Prepayment or redemption of the Secured Obligations then those Disposal Proceeds shall be applied (or, if relevant, offered and then applied, if required) in accordance with the Bond Documents and the consent of any other Party shall not be required for that application or offer.

11.2	Distressed Disposals and Appropriation

(a)

If a Distressed Disposal or an Appropriation of any asset is being effected, the Security Trustee is irrevocably authorised (at the cost of the relevant Debtor without any consent, sanction, authority or further confirmation from any Creditor or Debtor):

(i)

release of Security/non-crystallisation certificates: to release the Transaction Security or any other claim subject to the Distressed Disposal or an Appropriation over that asset and execute and deliver or enter into any release of that Transaction Security or claim and issue any letters of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Trustee, be considered necessary or desirable;

(ii)

release of liabilities/Appropriation and Security on a share sale (Debtor): if the asset which is disposed of or Appropriated consists of shares in the capital of a Debtor, acting on the written instructions of the Instructing Group, to release:

(A)	that Debtor and any Subsidiary of that Debtor from all or any part of:

(1)	its Borrowing Liabilities;

(2)	its Guarantee Liabilities; and

(3)	its Other Liabilities;

(B)	any Transaction Security granted by that Debtor or any Subsidiary of that Debtor over any of its assets; and

(C)	any other claim of an Intra-Group Lender, Subordinated Creditor, the Company or another Debtor over that Debtor’s assets or over the assets of any Subsidiary of that Debtor,

on behalf of the relevant Creditors and Debtors;

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(iii)

disposal of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or an Appropriation consists of shares in the capital of a Debtor and the Security Trustee, acting on the written instructions of the Instructing Group, decides to dispose of all or any part of:

(A)	the Liabilities; or

(B)	the Debtor Liabilities,

owed by that Debtor or any Subsidiary of that Debtor:

(1)

(if the Security Trustee does not intend that any transferee of those Liabilities or Debtor Liabilities (the “Transferee”) will be treated as a Creditor or a Secured Party for the purposes of this Deed), to execute and deliver or enter into any agreement to dispose of all or part of those Liabilities or Debtor Liabilities; provided that notwithstanding any other provision of any Bond Document the Transferee shall not be treated as a Creditor or a Secured Party for the purposes of this Deed; and

(2)

(if the Security Trustee does intend that any Transferee will be treated as a Creditor or a Secured Party for the purposes of this Deed), to execute and deliver or enter into any agreement to dispose of:

(I)	all (and not part only) of the Liabilities owed to the Creditors; and

(II)	all or part of any other Liabilities and the Debtor Liabilities,

on behalf of, in each case, the relevant Creditors and Debtors;

(iv)

transfer of obligations in respect of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or an Appropriation consists of shares in the capital of a Debtor (the “Disposed Entity”) and the Security Trustee, acting on the written instructions of the Instructing Group, decides to transfer to another Debtor (the “Receiving Entity”) all or any part of the Disposed Entity’s obligations or any obligations of any Subsidiary of that Disposed Entity in respect of:

(A)	the Intra-Group Liabilities; or

(B)	the Debtor Liabilities,

to execute and deliver or enter into any agreement to:

(1)

agree to the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtor Liabilities on behalf of the relevant Intra-Group Lenders and Debtors to which those obligations are owed and on behalf of the Debtors which owe those obligations; and

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(2)

accept the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtor Liabilities on behalf of the Receiving Entity or Receiving Entities to which the obligations in respect of those Intra-Group Liabilities or Debtor Liabilities are to be transferred.

(b)

The net proceeds of each Distressed Disposal (and the net proceeds of any disposal of Liabilities or Debtor Liabilities pursuant to paragraphs (a)(iii) and (a)(iv) above), whether those proceeds are in cash or are Non-Cash Consideration, shall be paid to the Security Trustee (as the case may be) for application in accordance with Clause 13 (Application of Proceeds) as if those proceeds were the proceeds of an enforcement of the Transaction Security and, (to the extent that any disposal of Liabilities or Debtor Liabilities has occurred pursuant to paragraphs (a)(iii) and (a)(iv) above or any Appropriation has occurred), as if that disposal of Liabilities or Debtor Liabilities had not occurred.

11.3	Fair Value

(a)	In the case of:

(i)	a Distressed Disposal; or

(ii)	a Debt Disposal,

effected by, or at the request of, the Security Trustee, the Security Trustee shall act in accordance with this Deed; provided that the Security Trustee shall take reasonable care to obtain a fair market price in the prevailing market conditions (though shall not have any obligation to postpone (or request the postponement of) any Distressed Disposal or Debt Disposal in order to achieve a higher price).

(b)

The requirement in paragraph (a) above shall be satisfied (and as between the Creditors and the Debtors shall be conclusively presumed to be satisfied) and the Security Trustee will be taken to have discharged all its obligations in this respect under this Deed, the other Bond Documents and generally at law if:

(i)	that Distressed Disposal or Debt Disposal is made pursuant to any process or proceedings approved or supervised by or on behalf of any court of law;

(ii)

that Distressed Disposal or Debt Disposal is made by, at the direction of or under the control of, a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer (or any analogous officer in any jurisdiction) appointed in respect of a Group Member or the assets of a Group Member;

(iii)	that Distressed Disposal or Debt Disposal is made pursuant to a Competitive Sales Process; or

(iv)	if a Financial Adviser appointed by the Security Trustee has delivered a Fairness Opinion to the Security Trustee in respect of that Distressed Disposal or Debt Disposal.

11.4	Restriction on Enforcement

If a Distressed Disposal or a Debt Disposal is being effected:

(a)

the Security Trustee is not authorised to release any Debtor or Subsidiary from any Borrowing Liabilities or Guarantee Liabilities owed to any Creditor except in accordance with Clause 11.2 (Distressed Disposals); and

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(b)	no Distressed Disposal or Debt Disposal may be made for consideration in a form other than:

(i)	cash unless consent has been obtained in writing from the Instructing Group; or

(ii)

the Bondholders (or any of them acting alone or together) bidding by any appropriate mechanic all or part of their Liabilities (such that the Liabilities would, on completion, be discharged to the extent of an amount equal to the amount of the offer made by the relevant Bondholder).

11.5	Creditors’ and Debtors’ Actions

(a)	Each Creditor, and in relation to Clause 11.2 (Distressed Disposals), each Debtor will:

(i)

do all things that the Security Trustee reasonably requests in order to give effect to this Clause 11 (which shall include, without limitation, the execution of any assignments, transfers, releases, delegation of faculties, powers of attorney or other documents that the Security Trustee may reasonably consider to be necessary to give effect to the releases or disposals contemplated by this Clause 11); and

(ii)

if the Security Trustee is not entitled to take any of the actions contemplated by this Clause 11 or if the Security Trustee requests that any Creditor or Debtor take any such action, take that action itself in accordance with the reasonable instructions of the Security Trustee;

provided that the proceeds of those disposals are applied in accordance with Clause 11.1 (Non-Distressed Disposals) or Clause 11.2 (Distressed Disposals) (as the case may be).

(b)

Each Secured Party irrevocably authorises and instructs the Security Trustee (at the cost of the relevant Secured Party and without any further consent, agreement, sanction, authority, instruction, direction, confirmation, payment, certification or other document, request or information from any Secured Party) to be its agent to do anything which that Secured Party has authorised the Security Trustee or any other Party to do under this Deed or is itself required to do under this Deed, but has failed to do (which shall include, without limitation, the execution of any assignments, transfers, releases or other documents that the Security Trustee may consider to be necessary) to give effect to the release and disposals contemplated by this Clause 11.

12.	Non-Cash Recoveries

12.1	Security Trustee and Non-Cash Recoveries

To the extent the Security Trustee receives or recovers any Non-Cash Recoveries, it may (acting on the written instructions of the Instructing Group) but without prejudice to its ability to exercise discretion under Clause 13.2 (Prospective Liabilities):

(a)	distribute those Non-Cash Recoveries pursuant to Clause 13 (Application of Proceeds) as if they were Cash Proceeds;

(b)	hold, manage, exploit, collect, realise and dispose of those Non-Cash Recoveries; and

(c)	hold, manage, exploit, collect, realise and distribute any resulting Cash Proceeds.

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12.2	Cash value of Non-Cash Recoveries

(a)

The cash value of any Non-Cash Recoveries shall be determined by reference to a valuation obtained by the Security Trustee from a Financial Adviser appointed by the Security Trustee for the account of the Company taking into account any notional conversion made pursuant to Clause 13.4 (Currency Conversion).

(b)

If any Non-Cash Recoveries are distributed pursuant to Clause 13 (Application of Proceeds), the extent to which such distribution is treated as discharging the Liabilities shall be determined by reference to the cash value of those Non-Cash Recoveries determined pursuant to paragraph (a) above.

12.3	Appointment of Financial Adviser

(a)

The Security Trustee may, engage or approve the engagement of, (in each case on such terms as it may consider reasonably appropriate, pay for and rely on the services of a Financial Adviser to provide advice, a valuation or an opinion in connection with:

(i)	a Distressed Disposal;

(ii)	the application or distribution of any proceeds of a Distressed Disposal; or

(iii)	any amount of Non-Cash Consideration which is subject to Clause 8.1 (Turnover by the Creditors).

(b)	For the purposes of paragraph (a) above, the Security Trustee shall act on the written instructions of the Instructing Group.

For the avoidance of doubt, the ability of the Security Trustee to appoint a Financial Adviser pursuant to this Clause 12.3 does not in any way alter, or permit the Security Trustee (or any Party instructing the Security Trustee) to derogate from, the rights and obligations of the Security Trustee under this Deed (including without limitation, the conditions applying to the release or disposal of any Transaction Security under Clause 11.2(a) (Distressed Disposal).

12.4	Security Trustee Protections

(a)

No Distressed Disposal or Debt Disposal may be made in whole or part for Non-Cash Consideration if the Security Trustee has reasonable grounds for believing that its receiving, distributing, holding, managing, exploiting, collecting, realising or disposing of that Non-Cash Consideration would have an adverse effect on it.

(b)

If Non-Cash Consideration is distributed to the Security Trustee pursuant to Clause 8.1 (Turnover by the Creditors) the Security Trustee may, at any time after notifying the Creditors entitled to that Non-Cash Consideration and notwithstanding any instruction from a Creditor or group of Creditors pursuant to the terms of any Bond Document, immediately realise and dispose of that Non-Cash Consideration for cash consideration (and distribute any Cash Proceeds of that Non-Cash Consideration to the relevant Creditors in accordance with Clause 13 (Application of Proceeds)) if the Security Trustee has reasonable grounds for believing that holding, managing, exploiting or collecting that Non-Cash Consideration would have an adverse effect on it.

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13.	Application of Proceeds

13.1	Order of Application - Transaction Security

Subject to Clause 13.2 (Prospective Liabilities), all amounts from time to time received or recovered by the Security Trustee pursuant to the terms of any Bond Document or in connection with the realisation or Enforcement of the Transaction Security (the “Recoveries”)) shall be held by the Security Trustee on trust, to the extent legally permitted, to apply them and be applied at any time as the Security Trustee (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this Clause 12), in the following order of priority:

(a)	in discharging any sums owing to the Security Trustee (other than pursuant to Clause 14.3 (Parallel Debt)), any Receiver or any Delegate on a pari passu basis;

(b)

in payment of all costs and expenses incurred by any Creditor in connection with any realisation or enforcement of the Transaction Security taken in accordance with the terms of this Deed or any action taken at the request of the Security Trustee;

(c)	in payment or distribution to Bondholders for application towards the discharge of the Secured Obligations in accordance with the terms of the Bond Instruments, on a pro rata basis;

(d)

if none of the Debtors are under any further actual or contingent liability under any Bond Document, in payment or distribution to any other person to whom the Security Trustee is obliged by law to pay or distribute in priority to any Debtor; and

(e)	the balance, if any, in payment or distribution to the relevant Debtor.

13.2	Prospective Liabilities

Following a Distress Event, the Security Trustee may, in its discretion, hold any amount of the Recoveries not in excess of the Expected Amount (as defined below) in an account(s) in the name of the Security Trustee with such financial institution (including itself) and for so long as that Security Trustee shall think fit until otherwise directed by the Instructing Group in writing (the interest being credited to the relevant account) for later application under Clause 13.1 (Order of Application - Transaction Security) in respect of:

(a)	any sum due to the Security Trustee, any Receiver or any Delegate; and

(b)	any part of the Liabilities,

that the Security Trustee reasonably considers, in each case, might become due or owing at any time in the future (the “Expected Amount”).

13.3	Investment of Proceeds

Prior to the application of the proceeds of the Security Property, in accordance with Clause 13.1 (Order of Application - Transaction Security), the Security Trustee may, in its discretion, hold all or part of those proceeds in an account(s) in the name of that Security Trustee with such financial institution (including itself) and for so long as that Security Trustee shall think fit until otherwise directed by the Instructing Group in writing (the interest being credited to the relevant account) pending the application from time to time of those moneys in the Security Trustee’s discretion in accordance with the provisions of this Clause 12.

13.4	Currency Conversion

(a)

For the purpose of, or pending the discharge of, any of the Secured Obligations, the Security Trustee may convert any moneys received or recovered by it from one currency to another, at the Security Trustee’s Spot Rate of Exchange.

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(b)	The obligations of any Debtor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

13.5	Permitted Deductions

The Security Trustee shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Deed, and to pay all Taxes, fees and expenses which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as the Security Trustee under any of the Bond Documents or otherwise (other than in connection with its remuneration for performing its duties under this Deed).

13.6	Good discharge

(a)

Any payment to be made in respect of the Secured Obligations by the Security Trustee may be made to the Creditors and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Trustee.

(b)

The Security Trustee is not under any obligation to make the payments to the Creditors under paragraph (a) above in the same currency as that in which the Liabilities owing to the relevant Creditor are denominated.

13.7	Calculation of Amounts

For the purpose of calculating any person’s share of any sum payable to or by it, the Security Trustee shall be entitled to:

(a)

notionally convert the Liabilities owed to any person into a common base currency (decided in its discretion by the Security Trustee), that notional conversion to be made at the spot rate at which the Security Trustee is able to purchase the notional base currency with the actual currency of the Liabilities owed to that person at the time at which that calculation is to be made; and

(b)

assume that all moneys received or recovered as a result of the enforcement or realisation of the Security Property are applied in discharge of the Liabilities in accordance with the terms of the relevant Bond Documents under which those Liabilities have arisen.

13.8	Consideration

In consideration of the covenants given to the Security Trustee by the Debtors in Clause 14.3 (Parallel Debt), the Security Trustee agrees with the Debtors to apply all moneys from time to time paid by the Debtors to the Security Trustee in accordance with the provisions of this Clause 12.

14.	The Security Trustee

14.1	Appointment by Secured Parties

(a)

Subject to paragraph (b) of Clause 14.3 (Parallel Debt), each Secured Party irrevocably appoints the Security Trustee in accordance with the following provisions of this Clause 14 to act as its agent, trustee, joint and several creditor or beneficiary of a parallel debt (as the case may be) under this Deed and with respect to the Security Documents, and irrevocably authorises the Security Trustee (whether acting as security trustee or Security Trustee) on its behalf and grants power of attorney to the Security Trustee (with express faculty of self-contracting, sub-empowering or multiple representation) to:

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(i)

negotiate and approve the terms and conditions of and execute each Security Document expressed to be executed by the Security Trustee on its behalf and execute any releases and any other documents, instruments or notices to be executed by the Security Trustee as contemplated by the terms of this Deed or any Security Document, receive any notices in respect of this Deed or any Security Document, specify to third parties the names of the Secured Parties at any given date and take any other action in relation to the creation, perfection, confirmation, amendment, extension, maintenance, enforcement and/or release of any security created under any Security Document in the name and on behalf of the Secured Parties;

(ii)

execute and accept as its representative (Stellvertreter) any pledge or other accessory security right granted in favor of such Secured Party in connection with the Bond Documents under German law and to agree to and execute on its behalf as representative (Stellvertreter) any amendments and/or alterations to any Security Document governed by German law which creates a pledge or any other accessory security right (akzessorische Sicherheit) and any other Security Document creating or evidencing any Secured Parties’ Transaction Security, including, without limitation, the release or confirmation of release of such Security;

(iii)

perform such duties and exercise such rights and powers under this Deed and the Security Documents as are specifically delegated to the Security Trustee by the terms of this Deed and the other Bond Documents, together with such rights, powers and discretions as are reasonably incidental thereto;

(iv)

confirms that in the event that any security created under the Security Documents remains registered in the name of a Secured Party after such person has ceased to be a Secured Party then the Security Trustee shall remain empowered to execute a release of such Security in its name and on its behalf; and

(v)	undertakes to ratify and approve any such action taken in the name and on behalf of the Secured Parties by the Security Trustee acting in its appointed capacity.

(b)	Each Secured Party confirms that:

(i)

the Security Trustee has authority to accept on its behalf the terms of any reliance letter or engagement letter relating to any reports or letters provided in connection with the Bond Documents or the transactions contemplated by the Bond Documents, to bind it in respect of those reports or letters and to sign that reliance letter or engagement letter on its behalf and, to the extent that reliance letter or engagement letter has already been entered into, ratifies those actions; and

(ii)	it accepts the terms and qualifications set out in that reliance letter or engagement letter.

(c)	The Security Trustee’s duties under this Deed and/or the Security Documents to which the Security Trustee is a party are solely of a mechanical and administrative nature.

(d)	The Security Trustee shall be entitled to grant sub-power of attorney, including the release of any sub-attorney from the restrictions referred to in paragraph (c) above.

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(e)

To the fullest extent legally possible, each of the Secured Parties hereby releases the Security Trustee from any restrictions on representing several persons and self-dealing under any applicable law, and in particular from the restrictions of section 181 German Civil Code (Bürgerliches Gesetzbuch), to make use of any authorisation granted under this Deed and to perform its duties and obligations as Security Trustee hereunder and under the Security Documents.

(f)

Each Secured Party hereby ratifies and approves all acts and declarations previously done or made by the Security Trustee on such Secured Party’s behalf (including for the avoidance of doubt the declarations made by the Security Trustee as representative without power of attorney (Vertreter ohne Vertretungsmacht) in relation to the creation of any pledge (Pfandrecht) on behalf and for the benefit of any Secured Party as future pledgee or otherwise).

(g)

At the request of the Security Trustee, each other Secured Party shall provide the Security Trustee with a separate written power of attorney (Spezialvollmacht) for the purposes of executing any relevant agreements and documents on their behalf. Each other Secured Party hereto ratifies and approves all acts and declarations previously done or made by the Security Trustee on such Secured Party’s behalf.

(h)

For the avoidance of doubt, nothing in this Deed constitutes the Security Trustee as a trustee of any Subordinated Creditor (other than in respect of any Recoveries or in connection with Clause 13 (Application of Proceeds)).

14.2	Trust

(a)

Subject to paragraphs (b) and (c) below, the Security Trustee declares that it shall (to the extent possible under applicable law) hold the Transaction Security on trust for the relevant Secured Parties on the terms contained in this Deed.

(b)	In respect of any German Security, the Security Trustee shall:

(i)

hold and administer such German Security which is security assigned (Sicherungseigentum/Sicherungsabtretung) or otherwise transferred under a non-accessory security right (nicht-akzessorische Sicherheit) to it as trustee (treuhänderisch) within the meaning of German law for the benefit of the Secured Parties; and

(ii)

administer such German Security which is pledged (Verpfändung) or otherwise transferred to the Security Trustee under an accessory security right (akzessorische Sicherheit) in its own name on the basis of the Parallel Debt.

(c)	Each Secured Party authorises the Security Trustee (whether or not by or through employees or agents):

(i)

to perform the duties, obligations and responsibilities and to exercise such rights, remedies, powers and discretions as are specifically delegated to or conferred upon the Security Trustee under this Deed and/or the Security Documents together with such powers and discretions as are reasonably incidental to the exercise of such rights, remedies and powers; and

(ii)	to take such action on its behalf as may from time to time be authorised under or in accordance with the Security Documents.

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(d)

Each of the parties to this Deed agrees that the Security Trustee (whether acting as security trustee or Security Trustee) shall have only those duties, obligations and responsibilities expressly specified in this Deed or in the Security Documents to which the Security Trustee is expressed to be a party (and no others shall be implied).

14.3	Parallel Debt

(a)

Notwithstanding any other provision of this Deed, each Debtor hereby irrevocably and unconditionally undertakes to pay to the Security Trustee amounts equal to any amounts owing from time to time by such Debtor to any Secured Party under or in connection with the Bond Documents, including claims based on unjust enrichment or tort, as when those amounts are due (“Parallel Debt”). Each Debtor acknowledges that the Parallel Debt is several and separate and independent from the corresponding obligations of the Debtors to any Secured Party under or in connection with the Bond Documents (“Corresponding Debt”), nor shall the amounts for which any Debtor is liable according to the Parallel Debt be limited or affected in any way by its Corresponding Debt; provided that:

(i)	the Parallel Debt of any Debtor shall be decreased to the extent that its Corresponding Debt has been irrevocably paid or discharged;

(ii)	the Corresponding Debt of each Debtor shall be decreased to the extent that its Parallel Debt has been irrevocably paid or discharged; and

(iii)	the amount of the Parallel Debt of each Debtor shall at all times be equal to the amount of its Corresponding Debt.

(b)

For the purpose of this Clause 14.3, the Security Trustee acts in its own name and not as a trustee, and its claims in respect of the Parallel Debt shall not be held in trust. The Security granted under the Security Documents to the Security Trustee to secure the Parallel Debt is granted to the Security Trustee in its capacity as creditor of the Parallel Debt and shall not be held on trust.

(c)

All monies received or recovered by the Security Trustee pursuant to this Clause 14.3 and all monies received or recovered from or by the enforcement of any Security granted to secure the Parallel Debt, shall be applied in accordance with these Clause 13 (Application of Proceeds).

14.4	Representation of the Secured Parties in relation to Swiss security

Any Security that is governed by Swiss law (a “Swiss Security”) shall be subject to the following:

(a)

with respect to any Swiss Security constituted by non-accessory (nicht akzessorische) security interests, the Security Trustee shall hold, administer and, as the case may be, enforce or release such Swiss Security in its own name for the account of itself and the Secured Parties as their indirect representative (indirekter Stellvertreter);

(b)

with respect to any Swiss Security constituted by accessory (akzessorische) security interests, the Security Trustee shall administer and, as the case may be, enforce or release such Swiss Security in its own name and its own account as well as for the account and in the name of the Security Trustee and the Secured Parties as their direct representative (direkter Stellvertreter);

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(c)

each Secured Party hereby instructs and authorises the Security Trustee (with the right of sub-delegation) to act as its agent (Stellvertreter) and in particular (without limitation) to enter into and amend any documents evidencing a Swiss Security and to make and accept all declarations and take all actions it considers necessary or useful in connection with any Swiss Security on behalf of such Secured Party (including, without limitation, the entering into, acceptance of declarations or taking of actions as representative of several parties (Doppel-/Mehrfachvertretung));

(d)

the Security Trustee shall be entitled to enforce or release any Swiss Security, to perform any rights and obligations under any documents evidencing a Swiss Security and to execute new and different documents evidencing or relating to a Swiss Security;

(e)	each Secured Party hereby authorises the Security Trustee to execute any agreements and documents or otherwise act on its behalf in connection with any Swiss Security;

(f)	each Secured Party hereby ratifies and approves all acts previously done by the Security Trustee on behalf of such Secured Party in connection with any Swiss Security;

(g)	the Security Trustee accepts its appointment as agent and administrator of the Swiss Security on the terms and subject to the conditions set forth in this Deed; and

(h)

the Security Trustee agrees, and each Secured Party agrees, that, in relation to any Swiss Security, no Secured Party shall exercise any independent power to enforce any Swiss Security or take any other action in relation to the enforcement of any Swiss Security or make or receive any declarations in relation thereto.

14.5	No Independent Power

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any rights or powers arising under the Security Documents (for the avoidance of doubt, other than any Bond Documents which are not Security Documents) except through the Security Trustee.

14.6	Instructions to Security Trustee and Exercise of Discretion

(a)

Subject to paragraphs (e) and (f) below, the Security Trustee shall act in accordance with any written instructions given to it by the Instructing Group or, if so instructed by the Instructing Group in writing, refrain from exercising any right, power, authority or discretion vested in it as Security Trustee and shall be entitled to assume that: any instructions received by it from the Creditors or a group of Creditors are duly given in accordance with the terms of the Bond Documents and unless it has received actual notice of revocation, those instructions or directions have not been revoked.

(b)

Subject to paragraphs (e) and (f) below, the Security Trustee shall be entitled to request instructions, or clarification of any direction, from the Instructing Group as to whether, and in what manner, it should exercise or refrain from exercising any rights, powers, authorities and discretions and the Security Trustee may refrain from acting unless and until those instructions or clarification are received by it.

(c)	Any instructions given to the Security Trustee by the Instructing Group shall override any conflicting instructions given by any other Parties.

(d)	The Security Trustee shall not be liable for any act (or omission) if it acts or refrains from acting in accordance with paragraphs (a), (b) and (c) above and (f) and (g) below.

(e)	Paragraphs (a), (b) and (c) above and (f) and (g) below shall not apply:

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(i)	where a contrary indication appears in this Deed (including under Clause 22 (Consents, Amendments and Override));

(ii)	where this Deed or applicable law or regulation requires a Security Trustee to act in a specified manner or to take a specified action;

(iii)

in respect of any provision which protects the Security Trustee’s own position in its personal capacity as opposed to its role of Security Trustee for the Secured Parties including, without limitation, the provisions set out in Clause 14.8 (Security Trustee’s Discretions) to Clause 14.26 (Disapplication); and

(iv)	in respect of the exercise of the Security Trustee’s discretion to exercise a right, power or authority under any of:

(A)	Clause 11.1 (Non-Distressed Disposals);

(B)	Clause 13.1 (Order of Application - Transaction Security);

(C)	Clause 13.2 (Prospective Liabilities); and

(D)	Clause 13.5 (Permitted Deductions),

which instruction and authority shall have been given under the terms of such Clauses and not the instructions of the Instructing Group pursuant to paragraphs (a) and (b) above.

(f)

Unless paragraph (e) above applies, if giving effect to instructions given by the Instructing Group would (in the Security Trustee’s good faith opinion) have an effect equivalent to an Intercreditor Amendment, the Security Trustee shall not act in accordance with those instructions unless consent to it so acting is obtained in writing from each Party (other than that Security Trustee, whose consent would have been required in respect of that Intercreditor Amendment).

(g)

Unless paragraph (e) above applies, in exercising any discretion to exercise a right, power or authority under this Deed where it has not received any instructions from the Instructing Group, as to the exercise of that discretion, the Security Trustee shall do so having regard to the interests of all the Secured Parties.

14.7	Security Trustee’s Actions

Without prejudice to the provisions of Clause 10 (Enforcement of Transaction Security), the Security Trustee may (but shall not be obliged to), in the absence of any instructions to the contrary, take such action (or refrain from taking such action) in the exercise of any of its powers and duties under the Bond Documents as it considers in its good faith discretion to be appropriate. In determining whether to act or refrain from acting the Security Trustee shall be entitled to request instructions from the Instructing Group.

14.8	Security Trustee’s Discretions

The Security Trustee may:

(a)

assume (unless it has received actual notice to the contrary from a Bondholder) that (i) no Default has occurred and no Debtor is in breach of or default under its obligations under any of the Bond Documents and (ii) any right, power, authority or discretion vested by any Bond Document in any person has not been exercised;

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(b)

if it receives any instructions or directions under Clause 10 (Enforcement of Transaction Security) from the Instructing Group to take any action in relation to the Transaction Security, assume that all applicable conditions under the Bond Documents for taking that action have been satisfied;

(c)

engage, pay for and rely on the advice or services of any legal advisers, accountants, tax advisers, surveyors or other experts (whether obtained by the Security Trustee or by any other Secured Party) whose advice or services may (in its reasonable opinion) at any time seem necessary, expedient or desirable, and the Security Trustee shall not be liable for any damages, costs or losses to any person, any diminution value or any liability whatsoever arising as a result of such reliance;

(d)	act under the Bond Documents through its personnel and agents;

(e)

rely upon any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised and, as to any matters of fact which might reasonably be expected to be within the knowledge of a Secured Party, any Creditor or a Debtor, upon a certificate signed by or on behalf of that person; and

(f)

refrain from acting in accordance with the instructions of any Party (including bringing any legal action or proceeding arising out of or in connection with the Bond Documents) until it has received any indemnification and/or security that it may in its discretion require from a Group Member (whether by way of payment in advance or otherwise) for all costs, losses and liabilities which it may incur in so acting to the extent not already so indemnified or secured.

14.9	Security Trustee’s Obligations

The Security Trustee shall promptly:

(a)	copy to the Bondholders the contents of any notice or document received by it from any Debtor under any Bond Document;

(b)

forward to a Party the original or a copy of any document which is delivered to that Security Trustee for that Party by any other Party; provided that, except where a Bond Document expressly provides otherwise, that Security Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party; and

(c)

inform the Bondholders of the occurrence of any Default or any default by a Debtor in the due performance of or compliance with its obligations under any Bond Document of which that Security Trustee has received notice from any other party to this Deed.

14.10	Excluded Obligations

Notwithstanding anything to the contrary expressed or implied in the Bond Documents, the Security Trustee shall not:

(a)	be bound to enquire as to: (i) whether or not any Default has occurred or (ii) the performance, default or any breach by a Debtor of its obligations under any of the Bond Documents;

(b)	be bound to account to any other Party for any sum or the profit element of any sum received by it for its own account;

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(c)

be bound to disclose to any other person (including, but not limited, to any Secured Party): (i) any confidential information; or (ii) any other information if disclosure would, or might in its reasonable opinion, constitute a breach of any law or be a breach of fiduciary duty;

(d)	have or be deemed to have any relationship of trust or agency with any Debtor; or

(e)	have any fiduciary duties to the Debtors and nothing in this Deed constitutes the Security Trustee as an agent, trustee or fiduciary of the Debtors.

14.11	Exclusion of Liability

(a)	None of the Security Trustee, any Receiver nor any Delegate shall be responsible or be liable for:

(i)

the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Trustee or any other person in or in connection with any Bond Document or the transactions contemplated in the Bond Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document;

(ii)

the legality, validity, effectiveness, adequacy or enforceability of any Bond Document, the Security Property, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document or the Security Property;

(iii)

any losses, damages or costs to any person or diminution in value or any liability arising as a result of taking or refraining from taking any action in relation to any of the Bond Documents, the Security Property, or otherwise, unless directly caused by its gross negligence, fraud or wilful misconduct;

(iv)

the exercise of, or the failure to exercise, any judgment, discretion or power given to it by or in connection with any of the Bond Documents, the Security Property, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, the Bond Documents or the Security Property;

(v)	any shortfall which arises on the enforcement or realisation of the Security Property;

(vi)

any determination as to whether any information provided or to be provided to any Secured Party is non-public information, the use of which may be regulated or prohibited by applicable law or regulation relating to insider trading or otherwise;

(vii)	without prejudice to the generality of paragraphs (ii)) and (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

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including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	Nothing in this Deed shall oblige the Security Trustee to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Deed might be unlawful for any Bondholder,

on behalf of any Bondholder and each Bondholder confirms to the Security Trustee, that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Trustee.

(c)

Without prejudice to any provision of any Bond Document excluding or limiting the liability of the Security Trustee, any Receiver or Delegate, any liability of the Security Trustee, any Receiver or Delegate arising under or in connection with any Bond Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Trustee, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Trustee, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss. In no event shall the Security Trustee, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Trustee, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

14.12	No Proceedings

No Party (other than the Security Trustee, that Receiver or that Delegate) may take any proceedings against any officer, employee or agent of that Security Trustee, a Receiver or a Delegate in respect of any claim it might have against that Security Trustee, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Bond Document or any Security Property and any officer, employee or agent of the Security Trustee, a Receiver or a Delegate may rely on this Clause 14.12 subject to Clause 1.4 (Contracts (Rights of Third Parties) Act 1999).

14.13	Rights

(a)

The Security Trustee may assume that unless it has received notice of revocation, that those instructions have not been revoked and no revocation of any such instructions shall affect any actions taken by the Security Trustee in reliance on such instructions prior to actual receipt of a written notice of revocation.

(b)	The Security Trustee may assume (unless it has received notice to the contrary in its capacity as security trustee or Security Trustee for the Secured Parties) that:

(i)	any right, power, authority or discretion vested in any Party or any group of Creditors has not been exercised; and

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(ii)	any notice made by the Company is made on behalf of and with the consent and knowledge of all the Debtors.

(c)

Notwithstanding any provision of any Bond Document to the contrary, the Security Trustee is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it by a Group Member.

14.14	Responsibility for Documentation

None of the Security Trustee, any Receiver or any Delegate is responsible or liable for:

(a)

the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Trustee, a Debtor or any other person in or in connection with any Bond Document or the transactions contemplated in the Bond Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Bond Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document or the Security Property; or

(c)

any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

14.15	No Duty to Monitor

The Security Trustee shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Bond Document; or

(c)	whether any other event specified in any Bond Document has occurred.

14.16	Own Responsibility

Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Bond Document, each Secured Party confirms to the Security Trustee that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Bond Document, including, but not limited to:

(a)	the financial condition, status and nature of each Debtor;

(b)

the legality, validity, effectiveness, adequacy and enforceability of any Bond Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document or the Security Property;

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(c)

whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Bond Document, the Security Property, the transactions contemplated by the Bond Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document or the Security Property;

(d)

the adequacy, accuracy and/or completeness of any information provided by the Security Trustee or by any other person under or in connection with any Bond Document, the transactions contemplated by any Bond Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Bond Document; and

(e)

the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property, and each Secured Party warrants to the Security Trustee that it has not relied on and will not at any time rely on that the Security Trustee in respect of any of these matters.

14.17	No Responsibility to Perfect Transaction Security

The Security Trustee shall have no responsibility for perfecting the Transaction Security and shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Debtor to any of the Charged Property;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any of the Bond Documents or the Transaction Security;

(c)

register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any applicable laws in any jurisdiction or to give notice to any person of the execution of any of the Bond Documents or of the Transaction Security;

(d)

take, or to require any of the Debtors to take, any steps to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under the laws of any jurisdiction; or

(e)	require any further assurances in relation to any of the Security Documents.

14.18	Insurance by Security Trustee

(a)

The Security Trustee shall be under no obligation to insure any of the Charged Property, to require any other person to maintain any insurance or to verify any obligation to arrange or maintain insurance contained in the Bond Documents. The Security Trustee shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy of any such insurance.

(b)

Where the Security Trustee is named on any insurance policy as an insured party and/or loss payee, that Security Trustee shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind.

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14.19	Custodians and Nominees

The Security Trustee may (to the extent legally permitted) appoint and pay any person to act as a custodian or nominee on any terms in relation to any assets of trust held by the Security Trustee as trustee of the Secured Parties (as applicable) may determine, including for the purpose of depositing with a custodian this Deed or any document relating to the trust created under this Deed and that Security Trustee shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Deed or be bound to supervise the proceedings or acts of any person.

14.20	Acceptance of Title

The Security Trustee shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any of the Debtors may have to any of the Charged Property and shall not be liable for or bound to require any Debtor to remedy any defect in its right or title.

14.21	Refrain from Illegality

Notwithstanding anything to the contrary expressed or implied in the Bond Documents, the Security Trustee may refrain from doing anything which in its opinion will or may be contrary to any relevant law, directive or regulation of any jurisdiction and that Security Trustee may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.22	Business with the Debtors

The Security Trustee may accept deposits from, lend money to, and generally engage in any kind of banking or other business with any of the Debtors.

14.23	Winding Up of Trust and Release of Transaction Security

If the Security Trustee with the written approval of the Instructing Group determines that: (x) all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged; and (y) none of the Secured Parties is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Debtor pursuant to the Bond Documents:

(a)

the trusts set out in this Deed shall be wound up and the Security Trustee shall release, without recourse, representation or warranty of any kind (either express or implied), all of the Security and the rights of the Security Trustee under each of the Security Documents; and

(b)	any Retiring Security Trustee shall release, without recourse, representation or warranty of any kind (either express or implied), all of its rights under each of the Security Documents.

14.24	Powers Supplemental

The rights, powers, authorities and discretions conferred upon the Security Trustee by this Deed and the Bond Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in that Security Trustee by general law or otherwise.

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14.25	Trustee division separate

(a)

In acting as trustee for the Secured Parties, the Security Trustee shall be regarded as acting through its trustee division which shall be treated as a separate entity from any of its other divisions or departments.

(b)

If information is received by another division or department of the Security Trustee, it may be treated as confidential to that division or department and that Security Trustee shall not be deemed to have notice of it.

14.26	Disapplication

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Trustee in relation to the trusts constituted by this Deed. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Deed, the provisions of this Deed shall, to the extent allowed by law, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Deed shall constitute a restriction or exclusion for the purposes of that Act.

14.27	Intra-Group Lenders, Subordinated Creditors and the Debtors: Power of Attorney

Subject to Clause 14.1(e) (Appointment of Secured Parties), each of the Intra-Group Lenders, Subordinated Creditors and the Debtors by way of security for its obligations under this Deed irrevocably appoints the Security Trustee to be its attorney to do anything which that Intra-Group Lender, Subordinated Creditor or Debtor has authorised the Security Trustee or any other Party to do under this Deed or is itself required to do under this Deed (with express faculty of self-contracting, sub-empowering or multiple representation) but has failed to do (and the Security Trustee may delegate that power on such terms as it sees fit).

14.28	Security Trustee’s Spot Rate of Exchange

The Security Trustee shall promptly to the extent that a Party is required to calculate a Common Currency Amount, and upon a reasonable request by that Party, notify that Party of the relevant Security Trustee’s Spot Rate of Exchange.

14.29	Provisions Survive Termination

The provisions of this Clause 14 shall survive any termination or discharge of this Deed and the resignation or termination of the appointment of the Security Trustee.

14.30	No Fiduciary Duties to Debtors

Nothing in this Deed constitutes the Security Trustee as an agent, trustee or fiduciary of any Debtor.

15.	Change of Security Trustee

15.1	Resignation of the Security Trustee

(a)

The Security Trustee may resign and appoint one of its affiliates (acting through an office in London or any other jurisdiction agreed to by the Company) as successor by giving notice to the Company and the Bondholders.

(b)	Alternatively, the Security Trustee may resign by giving 30 days’ notice to the other Parties in which case the Instructing Group may appoint a successor Security Trustee.

(c)

If the Instructing Group has not appointed a successor Security Trustee in accordance with paragraph (b) above or (h) below within 30 days after the notice of resignation was given, the Security Trustee (after consultation with the Company) may appoint a successor Security Trustee.

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(d)	A retiring or terminated Security Trustee (the “Retiring Security Trustee”) shall:

(i)

make available to the successor Security Trustee such documents and records and provide such assistance as the successor Security Trustee may reasonably request for the purposes of performing its functions as Security Trustee under the Bond Documents; and

(ii)

enter into and deliver to the successor Security Trustee those documents and effect any registrations as may be required for the transfer or assignment of all of its rights and benefits under the Bond Documents to the successor Security Trustee.

(e)

A Debtor must, at its own reasonable cost, take any action and enter into and deliver any document which is reasonably required by the Retiring Security Trustee to ensure that a Security Document provides for effective and perfected Security in favour of any successor Security Trustee.

(f)	The Security Trustee’s resignation notice shall only take effect upon: (i) the appointment of a successor; and (ii) the transfer of all of the Security Property to that duly appointed successor.

(g)

Upon the appointment of a successor, the Retiring Security Trustee shall be discharged from any further obligation in respect of the Bond Documents (other than its obligations under paragraph (d) above) but shall, in respect of any act or omission by it whilst it was the Security Trustee, remain entitled to the benefit of Clause 14 (The Security Trustee), Clause 18.1 (Debtors’ Indemnity) and Clause 18.3 (Bondholders’ Indemnity). Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(h)

The Instructing Group may, in consultation with the Company, by written notice to the Security Trustee, require it to resign in accordance with paragraph (b) above. In this event, the Security Trustee shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (e) above shall be for the account of the Company or any other Debtor.

15.2	Delegation

(a)

Subject to Clause 14.1(e) (Appointment of Secured Parties), each of the Security Trustee, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any of the rights, powers and discretions vested in it by any of the Bond Documents.

(b)

That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Trustee, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties and it shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate.

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15.3	Additional Security Trustees

(a)

The Security Trustee may at any time appoint (and subsequently remove), to the extent legally permitted, any person to act as a separate trustee or agent or as a co-trustee or co-agent jointly with it if (i) it in good faith considers that appointment to be in the interests of the Secured Parties or (ii) for the purposes of conforming to any legal requirements, restrictions or conditions which that Security Trustee deems to be relevant (acting reasonably) or (iii) for obtaining or enforcing any judgment in any jurisdiction, and that Security Trustee shall give prior notice to the Company and each of the Bondholders of that appointment.

(b)

Any person so appointed shall have the rights, powers and discretions (not exceeding those conferred on the Security Trustee by this Deed) and the duties and obligations that are conferred or imposed by the instrument of appointment.

(c)

The remuneration that the Security Trustee may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Deed, be treated as costs and expenses reasonably incurred by the Security Trustee.

16.	Changes to the Parties

16.1	Assignments and Transfers

No Party may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of any Bond Documents or the Liabilities except as permitted by this Clause 16.

16.2	Change of Bondholders

A Bondholder may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of any Bond Documents or the Liabilities if:

(a)	that assignment or transfer is in accordance with the terms of the Bond Instrument to which it is a party; and

(b)	any assignee or transferee has (if not already party to this Deed as a Bondholder) acceded to this Deed, as a Bondholder pursuant to Clause 16.6 (Accession Undertaking).

16.3	Change of Intra-Group Lender

Subject to Clause 5.4 (Acquisition of Intra-Group Liabilities) and to the terms of the other Bond Documents, any Intra-Group Lender may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of the Intra-Group Liabilities to another Group Member if that Group Member has (if not already party to this Deed as an Intra-Group Lender) acceded to this Deed as an Intra-Group Lender, pursuant to Clause 16.6 (Accession Undertaking) (provided that such Group Member will not be required to accede to this Deed as an Intra-Group Lender under this Clause 16.3 if it would otherwise not have been required to do so under the terms of Clause 16.6 (Accession Undertaking) if it had been the original creditor of such Intra-Group Liability).

16.4	New Intra-Group Lender

If any Intra-Group Lender or any Group Member makes any loan to or grants any credit to or makes any other financial arrangement having similar effect to any Group Member, it (and the Company shall procure that that Group Member giving that loan, granting that credit or making that other financial arrangement) shall (if not already a Party as an Intra-Group Lender) accede to this Deed as an Intra-Group Lender pursuant to Clause 16.6 (Accession Undertaking).

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16.5	Change of Subordinated Creditor

Subject to the terms of the other Bond Documents, any Subordinated Creditor may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of the Subordinated Liabilities if any assignee or transferee has (if not already party to this Deed as a Subordinated Creditor) acceded to this Deed as a Subordinated Creditor pursuant to Clause 16.6 (Accession Undertaking).

16.6	Accession Undertaking

With effect from the date of acceptance by the Security Trustee of an Accession Undertaking duly executed and delivered to the Security Trustee by the relevant acceding party or, if later, the date specified in that Accession Undertaking:

(a)

any Party ceasing entirely to be a Creditor shall be discharged from further obligations towards the Security Trustee and other Parties under this Deed and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date); and

(b)	as from that date, the replacement or new Creditor shall assume the same obligations and become entitled to the same rights, as if it had been an original Party to this Deed in that capacity,

and each Party irrevocably authorises and instructs the Security Trustee to execute on its behalf any Accession Undertaking which has been duly completed and signed on behalf of that person.

16.7	New Debtor

(a)	If any Group Member or a Debtor:

(i)	incurs any Liabilities; or

(ii)	gives any security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities,

the Debtors will procure that the person incurring those Liabilities or giving that assurance accedes to this Deed as a Debtor, in accordance with paragraph (b) below, no later than contemporaneously with the incurrence of those Liabilities or the giving of that assurance.

(b)

With effect from the date of acceptance by the Security Trustee of a Debtor Accession Deed duly executed and delivered to the Security Trustee by the new Debtor or, if later, the date specified in the Debtor Accession Deed, the new Debtor shall assume the same obligations and become entitled to the same rights as if it had been an original Party to this Deed as a Debtor.

16.8	Additional Parties

Subject to Clause 14.1(e) (Appointment of Secured Parties), each of the Parties instructs and appoints the Security Trustee to receive on its behalf each Debtor Accession Deed and Accession Undertaking and Debtor Resignation Request delivered to the Security Trustee and the Security Trustee shall, as soon as reasonably practicable after receipt by it, sign and accept the same if it appears on its face to have been completed, executed and, where applicable, delivered in the form contemplated by this Deed or, where applicable, by the Bond Instrument.

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16.9	Resignation of a Debtor

(a)	The Company may request that a Debtor ceases to be a Debtor by delivering to the Security Trustee a Debtor Resignation Request.

(b)

Subject to paragraph (a) of Clause 11.1 (Non-Distressed Disposals), the Security Trustee shall accept a Debtor Resignation Request and notify the Company and each other Party of its acceptance if the Company certifies for the benefit of the Security Trustee that:

(i)

no Event of Default is continuing or would result from the acceptance of the Debtor Resignation Request and such resignation is expressly permitted or not prohibited (as applicable) by the Bond Documents;

(ii)	to the extent the Discharge Date has not occurred, that Debtor is not, or has ceased to be, or will cease to be concurrently with such resignation, a borrower or an issuer of Bonds or a Guarantor; and

(iii)	that Debtor is under no actual or contingent obligations in respect of the Intra-Group Liabilities.

(c)

Upon notification by the Security Trustee to the Company of its acceptance of the resignation of a Debtor, that person shall cease to be a Debtor and shall have no further rights or obligations under this Deed as a Debtor.

17.	Costs and Expenses

17.1	Security Trustee Fees

The Company shall pay to the Security Trustee the fees and expenses in respect of the Security Trustee’s services as set out in the Security Trustee Fee Letter.

17.2	Transaction Expenses

The Company shall (or another Debtor so elected shall), promptly within five (5) Business Days of demand, pay to the Security Trustee the amount of all reasonable costs and expenses (including legal fees, subject to agreed caps, if any together with any applicable VAT) properly incurred by the Security Trustee and any Receiver or Delegate (evidence of which shall be provided to the Company) in connection with the negotiation, preparation, printing, execution, syndication and perfection of this Deed, the Security Documents and any other documents referred to in this Deed and the Transaction Security, in each case up to the maximum amount agreed by the Company (if any).

17.3	Amendment Costs

If the Company or any Debtor requests an amendment, waiver or consent under this Deed, the Company shall (or another Debtor so elected shall) within five (5) Business Days of demand, reimburse (or procure the reimbursement of the Security Trustee for the amount of all reasonable third party costs and expenses (including legal fees, subject to agreed caps (if any)) reasonably incurred by the Security Trustee, by any Receiver or Delegate in responding to, evaluating, negotiating or complying with that request or requirement.

17.4	Management Time and Costs

Any amount payable to the Security Trustee shall include the cost of utilising the Security Trustee or any Receiver’s or Delegate’s management time or other resources and will be calculated on the basis of such reasonable rates as the Security Trustee or such Receiver or Delegate may separately agree with the Company or as in accordance with the Fee Letter, and is in addition to any fee paid or payable to the Security Trustee or any Receiver or Delegate under this Clause 17.

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17.5	Non-scope Costs

If an Event of Default or a Default has occurred or if the Security Trustee (after prior consultation with the Company) finds it expedient or necessary or is requested by the Company to undertake duties which are agreed by the Security Trustee and the Company to be of an exceptional nature or otherwise outside the scope of the their normal duties under the Bond Documents, the Company (failing whom, the Guarantors) will pay such additional costs as have been separately agreed in writing with the Security Trustee (as the case may be).

17.6	Stamp Taxes

The Company (or any Debtor so elected) shall pay and, within five (5) Business Days of demand, indemnify the Security Trustee against any cost, loss or liability the Security Trustee incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Bond Document.

17.7	Interest on demand

Without duplication of any default interest payable under any Bond Document, if any Creditor or Debtor fails to pay any amount payable by it under this Deed on its due date, interest shall (to the extent such accrual does not result in any double counting under the provisions of this Deed and the provisions of the relevant Bond Documents) accrue on the overdue amount (and be compounded with it) from the due date up to the date of actual payment (both before and after judgment and to the extent interest at a default rate is not otherwise being paid on that sum) at the rate which is two per cent. per annum over the rate at which the Security Trustee was being offered, by leading banks in the Hong Kong interbank market, deposits in an amount comparable to the unpaid amounts in the currencies of those amounts for any period(s) that the Security Trustee may from time to time select.

17.8	Enforcement and preservation costs

The Company shall (or another Debtor so elected shall), within five (5) Business Days of demand, pay to the Security Trustee the amount of all costs and expenses (including legal fees and together with any applicable VAT) incurred by it (or by any Receiver or Delegate) in connection with the enforcement of or the preservation of any rights under any Bond Document, the Transaction Security and any proceedings instituted by or against the Security Trustee as a consequence of taking or holding the Transaction Security or enforcing these rights (but excluding any costs and expenses arising as a direct result of that Security Trustee’s gross negligence or wilful default).

18.	Indemnities

18.1	Debtors’ Indemnity

(a)

Each Debtor shall promptly indemnify the Security Trustee and every Receiver and Delegate against any cost, loss or liability (together with any applicable VAT) incurred (but excluding any costs and expenses arising as a direct result of the Security Trustee’s gross negligence, wilful default or fraud) by any of them:

(i)	in relation to or as a result of:

(A)	any failure by the Company to comply with obligations under Clause 17 (Costs and Expenses); or

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(B)	the taking, holding, protection or enforcement of the Transaction Security; or

(C)

the exercise of any of the rights, powers, discretions and remedies vested in the Security Trustee, each Receiver and each Delegate by the Bond Documents or by law (including any costs, losses and liabilities which the Security Trustee may incur in connection with acting following the request of any Group Member as contemplated by the terms of any Bond Document); or

(D)	any default by any Debtor in the performance of any of the obligations expressed to be assumed by it in the Bond Documents; or

(E)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(F)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Deed; or

(G)	acting as the Security Trustee, Receiver or Delegate under the Bond Documents or which otherwise relates to any of the Security Property; or

(ii)	which otherwise relates to any of the Security Property or the performance of the terms of this Deed (otherwise than as a direct result of its gross negligence or willful misconduct).

(b)

Each Debtor expressly acknowledges and agrees that the continuation of its indemnity obligations under this Clause 18.1 will not be prejudiced by any release or disposal under Clause 11.2 (Distressed Disposals and Appropriation) taking into account the operation of that Clause.

(c)

Any indemnity obligations pursuant to this Clause 18.1 that are incurred by a Debtor incorporated in Switzerland (a “Swiss Debtor”) shall be subject to the limitations according to condition 6.14 of the Bond Instruments, provided that any references to “Swiss Guarantor” shall be deemed to be replaced by references to “Swiss Debtor”. As a result, if and to the extent such obligations would constitute a repayment of capital (Einlagerückgewähr/Kapitalrückzahlung), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) under Swiss corporate law and practice then applicable, such obligations shall be limited to the maximum amount of the freely disposable shareholder equity at the time (the “Maximum Amount”); provided that such limitation is required under the applicable law at that time; provided, further, that such limitation shall not free the Swiss Debtor from its obligations in excess of the Maximum Amount, but merely postpone the performance date of those obligations until such time or times as performance is again permitted under then applicable law. This Maximum Amount of freely disposable shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of the Swiss Debtor on the basis of an interim audited balance sheet as of that time.

18.2	Priority of Indemnity

The Security Trustee and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in Clause 18.1 (Debtors’ Indemnity) and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it, in each case in accordance with Clause 13.1 (Order of Application - Transaction Security).

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18.3	Bondholders’ Indemnity

Each Bondholder shall (in the proportion that the Liabilities due to it bears to the aggregate of the Liabilities due to all the Bondholders for the time being (or, if the Liabilities due to each of those Bondholders is zero, immediately prior to their being reduced to zero)), to the extent not indemnified pursuant to Clause 18.1 (Debtors’ Indemnity) or Clause 18.2 (Priority of Indemnity) indemnify the Security Trustee and every Receiver and every Delegate, within 10 Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the Security Trustee’s, Receiver’s or Delegate’s gross negligence or wilful misconduct) in acting as Security Trustee, Receiver or Delegate under the Bond Documents (unless the Security Trustee, Receiver or Delegate has been reimbursed by a Debtor pursuant to a Bond Document) and the Debtors shall jointly and severally indemnify each Bondholder against any payment made by it under this Clause 18.

18.4	The Company’s Indemnity to the Bondholders

The Company shall promptly and as principal obligor indemnify each Bondholder against any cost, loss or liability (together with any applicable VAT), whether or not reasonably foreseeable, reasonably incurred by it in relation to or arising out of the operation of Clause 11.2 (Distressed Disposals and Appropriation).

19.	Information

19.1	Information and Dealing

The Creditors shall provide to the Security Trustee from time to time any information that the Security Trustee may reasonably specify as being necessary or desirable to enable that Security Trustee to perform its functions as trustee.

19.2	Disclosure

Each of the Debtors, Intra-Group Lenders and Subordinated Creditors agree, until the Discharge Date, to the disclosure by any of the Bondholders and the Security Trustee to each other (whether or not through the Security Trustee) of such information concerning the Debtors and the Intra-Group Lenders as any Bondholder or the Security Trustee shall see fit to the extent that the disclosure of such information (a) does not breach any applicable law, and (b) prior to the taking of any Enforcement Action, would not result in any person receiving any material non-public information.

19.3	Notification of Prescribed Events

(a)	If an Event of Default or an Acceleration Event occurs the Security Trustee shall notify each other Party.

(b)	If the Security Trustee enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each Secured Party of that action.

(c)

If any Bondholder exercises any right it may have to enforce, or to take formal steps to enforce, any of the Transaction Security it shall notify the Security Trustee and the Security Trustee shall, upon receiving that notification, notify each other Party of that action.

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20.	Notices

20.1	Communications in Writing

Any communication to be made under or in connection with this Deed shall be made in writing and, unless otherwise stated, may be made by electronic mail, fax or letter.

20.2	Security Trustee’s Communications with Bondholders

The Security Trustee shall be entitled to carry out all dealings with the Bondholders and may give to the Bondholders any notice or other communication required to be given by the Security Trustee to a Bondholder.

20.3	Addresses

The address and electronic mail (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Deed is:

(a)	in the case of any person which is a Party on the date of this Deed, that identified with its signature below; and

(b)	in the case of each other Party, that notified in writing to the Security Trustee on or prior to the date on which it becomes a Party,

or any substitute address, electronic mail address or department or officer which that Party may notify to the Security Trustee (or the Security Trustee may notify to the other Parties, if a change is made by the Security Trustee) by not less than five Business Days’ notice.

20.4	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Deed will only be effective:

(i)	if by way of fax, when received in legible form;

(ii)	if by way of electronic mail, when received in legible form; or

(iii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post, postage prepaid, in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 20.3 (Addresses), if addressed to that department or officer.

(b)

Any communication or document to be made or delivered to the Security Trustee will be effective only when actually received by it and then only if it is expressly marked for the attention of the department or officer identified in Clause 20.3 (Addresses) (or any substitute department or officer as that Security Trustee shall specify for this purpose).

(c)	Any communication or document made or delivered to the Company in accordance with this Clause 20.4 will be deemed to have been made or delivered to each of the Debtors.

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20.5	Notification of Address and Electronic Mail Address

Promptly upon receipt of notification of an address and electronic mail address or change of address or electronic mail address pursuant to Clause 20.3 (Addresses) or changing its own address or electronic mail address, the Security Trustee shall notify the other Parties.

20.6	Electronic Communication

(a)	Any communication to be made under or in connection with this Deed may be made by electronic mail or other electronic means, if the relevant Parties:

(i)

agree that, unless and until notified to the contrary, this is to be an accepted form of communication (with such agreement to be deemed to be given by each person which is a Party unless otherwise notified to the contrary by the Security Trustee and the Company);

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)

Any electronic communication made between the Parties will be effective only when actually received in readable form and in the case of any electronic communication made by a Party to the Security Trustee only if it is addressed in such a manner as the Security Trustee shall specify for this purpose.

(c)

Any electronic communication which becomes effective, in accordance with paragraph (b) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Deed shall be deemed only to become effective on the following day.

(d)	Any reference in this Deed to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 20.6.

20.7	English Language

(a)	Any communication given under or in connection with this Deed must be in English.

(b)	All other documents provided under or in connection with this Deed must be:

(i)	in English; or

(ii)

if not in English, and if so required by the Security Trustee, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

20.8	Notices to All Creditors

(a)

Where any request for a consent, amendment or waiver which requires the consent of all the Parties to this Deed or any class of Creditors (or percentage of such class) (as the case may be) is received by the Security Trustee from a Debtor, the Security Trustee, as the case may be, shall provide notice of such request to such Parties or the relevant class of Creditors at the same time.

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(b)

Where an instruction is required by the Security Trustee from a class of Creditors (or a percentage of such class), notice of such instruction shall be provided to each Creditor in the relevant class at the same time.

21.	Preservation

21.1	Waiver of Defences

The provisions of this Deed or any Transaction Security will not be affected by an act, omission, matter or thing which, but for this Clause 21.1, would reduce, release or prejudice the subordination and priorities expressed to be created by this Deed including (without limitation and whether or not known to any Party):

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any Debtor or any other person under the terms of any composition or arrangement with any creditor of any Group Member;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person;

(d)	any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(e)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or other person;

(f)

any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Bond Document or any other document or security;

(g)	any unenforceability, illegality or invalidity of any obligation of any person under any Bond Document or any other document or security;

(h)	any intermediate Payment of any of the Liabilities owing to the Bondholders in whole or in part; or

(i)	any insolvency or similar proceedings.

21.2	Partial Invalidity

If, at any time, any provision of a Bond Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

21.3	No Impairment

(a)

If, at any time after its date, any provision of a Bond Document (including this Deed) is not binding on or enforceable in accordance with its terms against a person expressed to be a party to that Bond Document, neither the binding nature nor the enforceability of that provision nor any other provision of that Bond Document will be impaired as against the other party(ies) to that Bond Document.

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(b)

Each Party expressly acknowledges and agrees that any right to any payment, indemnity or otherwise under any Bond Document shall not (by reason only of such right) delay, condition or restrict any obligation in this Deed to act promptly as otherwise required in relation to any step, action or document required to be taken or entered into hereunder.

21.4	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under this Deed shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

21.5	Priorities Not Affected

Except as otherwise provided in this Deed the priorities referred to in Clause 2 (Ranking and Priority) will:

(a)

not be affected by any reduction or increase in the principal amount secured by the Transaction Security in respect of the Liabilities owing to the Bondholders or by any intermediate reduction or increase in, amendment or variation to any of the Bond Documents, or by any variation or satisfaction of, any of the Liabilities or any other circumstances;

(b)	apply regardless of the order in which or dates upon which this Deed and the other Bond Documents are executed or registered or notice of them is given to any person; and

(c)

secure the Liabilities owing to the Bondholders in the order specified, regardless of the date upon which any of the Liabilities arise or of any fluctuations in the amount of any of the Liabilities outstanding.

22.	Consents, Amendments and Override

22.1	Required Consents

(a)	Subject to paragraph (c) below and Clause 22.4 (Exceptions), this Deed may be amended or waived only with the written consent of the Instructing Group, the Company and the Security Trustee.

(b)

Any term of this Deed may be amended or waived by the Company (or, if applicable, the Security Trustee) without the consent of any other Party if that amendment or waiver is to cure defects or omissions; resolve ambiguities or inconsistencies; reflect changes of a minor, technical or administrative nature or manifest error; is otherwise only for the benefit of all Creditors; or (provided that such waiver or amendment does not adversely affect the interests of the other Creditors whose consent is not required for the applicable amendment) is consequential on, incidental to, or required to implement an amendment, waiver, consent or release set about above.

(c)

Subject to Clause 22.2 (Amendments and Waivers: Security Documents) and Clause 22.4 (Exceptions), where the Security Trustee consent is required for any amendment or waiver in this Clause 22, the Security Trustee shall act on the written instructions of the Instructing Group; provided that, to the extent that an amendment, waiver or consent only affects one series of Bondholders, and such amendment, waiver or consent could not reasonably be expected materially or adversely to affect the interests of the other series of Bondholders, only written agreement from the affected series shall be required; provided, further, that

59	Project Iceland – Intercreditor Deed

to the extent any amendment, waiver or consent would adversely affect holders of one series of Bonds relative to holders of any other series of Bonds, written agreement from the majority holders of the affected series shall be required (in addition to any consent or approval otherwise required).

(d)	Notwithstanding anything to the contrary in the Bond Documents, a Creditor may unilaterally waive, relinquish or otherwise irrevocably give up all or any of its rights under any Bond Document.

22.2	Amendments and Waivers: Security Documents

(a)

Subject to paragraph (b) below, and to paragraph (c) of Clause 22.4 (Exceptions), the Security Trustee may, if authorised by the Instructing Group in writing and if the Company consents, amend the terms of, release or waive any of the requirements of or grant consents under, any of the Security Documents, which shall be binding on each Party.

(b)	Subject to paragraph (c) of Clause 22.4 (Exceptions), any amendment or waiver of, or consent under, any Security Document which has the effect of changing or which relates to:

(i)	the nature or scope of the Charged Property;

(ii)	the manner in which the proceeds of enforcement of the Transaction Security are distributed; or

(iii)	the release of any Transaction Security,

shall not be made without the prior consent of the Security Trustee (acting on the instructions of the Bondholders (together) comprising (a) if any Tranche A Bonds are outstanding, holders of at least 85 per cent. in aggregate principal amount of Tranche A Bonds and (b) if any Tranche B Bonds are outstanding, holders of at least 85 per cent. in aggregate principal amount of Tranche B Bonds), as at such time.

22.3	Effectiveness

(a)

Any amendment, waiver or consent given in accordance with this Clause 22 will be binding on all Parties and the Security Trustee may effect, on behalf of any Creditor, any amendment, waiver or consent permitted by this Clause 22.

(b)

Without prejudice to the generality of Clause 14.8 (Security Trustee’s Discretions) the Security Trustee may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Deed.

22.4	Exceptions

(a)	Subject to paragraph (c) below, if the amendment, waiver or consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than:

(i)	in the case of a Bondholder, in a way which affects or would affect the Bondholders of that Party’s series generally; or

(ii)	in the case of a Debtor, to the extent consented to by the Company under Clause 22.2 (Amendments and Waivers: Security Documents),

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the consent of that Party is required.

(b)

Subject to paragraph (c) below, an amendment, waiver or consent which relates to the rights or obligations which are personal to the Security Trustee in its capacity as such (including, without limitation, any ability of the Security Trustee to act in its discretion under this Deed) may not be effected without the consent of the Security Trustee.

(c)	Neither paragraph (a) nor (b) above, nor paragraph (b) of Clause 22.2 (Amendments and Waivers: Security Documents) shall apply:

(i)	to any release of Transaction Security; or

(ii)	to any amendment, waiver or consent,

which, in each case, the Security Trustee gives in accordance with Clause 11 (Non-Distressed Disposals, Distressed Disposals and Disposal Proceeds).

22.5	No Liability

None of the Bondholders will be liable to any other Creditor or Debtor for any Consent given or deemed to be given under this Clause 22.

22.6	Agreement to Override

(a)

Subject to paragraph (b) below, unless expressly stated otherwise in this Deed, this Deed overrides anything in the Bond Documents (other than any Security Documents which are governed by German law) to the contrary.

(b)

Notwithstanding anything to the contrary in this Deed, paragraph (a) above will not (i) cure, postpone, waive or negate in any manner any default or event of default (however described) under any Bond Document (or any event that would, but for paragraph (a) above, constitute a default or event of default (howsoever described)) as between any Creditor and any Debtor that are Party to that Bond Document, or (ii) override any voting threshold required to amend, modify or waive any provision of any Bond Document expressly set forth therein.

23.	Contractual Recognition of Bail-in

23.1	Contractual Recognition of Bail-in

Notwithstanding any other term of any Bond Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Bond Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

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(b)	a variation of any term of any Bond Documents to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

23.2	Definitions

For the purposes of this Clause 23:

“Bail-In Action” means the exercise of any Write-down and Conversion Powers;

“Bail-In Legislation” means:

(a)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)

in relation to any other state, any analogous law or regulation applicable to a Debtor from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation;

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway;

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time;

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers; and

“Write-down and Conversion Powers” means:

(a)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)

any power under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

24.	Counterparts

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.

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25.	Governing Law

This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

For the avoidance of doubt, articles 470-1 to 470-19 (included) of the Luxembourg law on commercial companies dated August 10, 1915 (as amended) shall be excluded.

26.	Enforcement

26.1	Jurisdiction

(a)

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute relating to the existence, validity or termination of this Deed or any non-contractual obligation arising out of or in connection therewith) (a “Dispute”) and accordingly any legal action or proceedings in connection with such Dispute (“Proceedings”) may be brought in such courts. Each of the Parties hereby irrevocably submits to the jurisdiction of such courts.

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)

This Clause 26.1 is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking Proceedings in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

26.2	Service of process

Each Debtor hereby appoints Law Debenture Corporate Services Limited, having its registered office at fifth floor, 100 Wood Street, London EC2V 7EX, United Kingdom, as its agent to receive on its behalf in England service of any Proceedings started in the courts of England under this Clause 26 and will provide evidence of the same to the Security Trustee and the Bondholders. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Company) and shall be valid until such time as the Company has received prior written notice that such agent has ceased to act as agent.

If for any reason such agent ceases to be able to act as agent or no longer has an address in England, the relevant Debtor shall forthwith appoint a substitute and deliver to the Security Trustee and the Bondholders the new agent’s name and address and email within England and Wales.

Nothing in this Clause 26 shall affect the right of the other Parties to serve process in any other manner permitted by law.

THIS DEED has been entered into on the date stated at the beginning of this Deed and executed as a deed by the Debtors, and the Company and is intended to be and is delivered by them as a deed on the date specified above and shall take effect as a deed notwithstanding the fact that the other parties hereto have executed this Deed under hand.

63	Project Iceland – Intercreditor Deed

Execution Version

Schedule 1

Form of Debtor Accession Deed

THIS DEED is made on [e] and made between:

(1)	[Insert full name of new Debtor] (the “Acceding Debtor”); and

(2)	[Insert full name of Current Security Trustee] (the “Security Trustee”), for itself and each of the other parties to the Intercreditor Deed referred to below.

This Deed is made on [date] by the Acceding Debtor in relation to an intercreditor deed (the “Intercreditor Deed”) dated [•] between, amongst others, Alvotech Holdings S.A. as Company, [•] as Security Trustee, the other Creditors and the other Debtors (each as defined in the Intercreditor Deed).

The Acceding Debtor intends to [incur Liabilities under the following documents]/[give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents]/[provide third party security in respect of Liabilities under the following documents]:

[Insert details (date, parties and description) of relevant documents including, as the case may be, any limitation language applicable to the relevant Debtor]

(the “Relevant Documents”).

IT IS AGREED as follows:

1.	Terms defined in the Intercreditor Deed shall, unless otherwise defined in this Deed, bear the same meaning when used in this Deed.

2.	The Acceding Debtor and the Security Trustee agree that the Security Trustee shall hold:

(a)	any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(b)	all proceeds of that Security; and

(c)

all obligations expressed to be undertaken by the Acceding Debtor [to pay amounts in respect of the Liabilities to the Security Trustee as trustee or otherwise for the benefit of the Secured Parties (in the Relevant Documents or otherwise) and] secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Secured Parties (as represented by the Security Trustee) as trustee or otherwise for the benefit of the Secured Parties, on trust (or otherwise) for the benefit of the Secured Parties (or any class thereof as the case may be) on the terms and conditions contained in the Intercreditor Deed.

3.

The Acceding Debtor confirms that it intends to be party to the Intercreditor Deed as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Deed and agrees that it shall be bound by all the provisions of the Intercreditor Deed as if it had been an original party to the Intercreditor Deed.

4.

[In consideration of the Acceding Debtor being accepted as an Intra-Group Lender for the purposes of the Intercreditor Deed, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Deed as an Intra-Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Deed to be assumed by an Intra-Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Deed, as if it had been an original party to the Intercreditor Deed.]

5.	[Add applicable guarantee limitation language to the extent applicable].

[5]/[6] This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Deed has been signed on behalf of the Security Trustee and executed as a deed by the Acceding Debtor and is delivered on the date stated above.

The Acceding Debtor

[Executed as a Deed

By: [Full name of Acceding Debtor]

	)	Director

)

	)	Director/Secretary

or

[Executed as a Deed

By: [Full name of Acceding Debtor]

	)	Director

)

	)	Director/Secretary

Name of witness:

Address of witness:

Occupation of witness:

Address for notices:

Address:

The Security Trustee

By: [Full name of Current Security Trustee]

Date: [ ]

Execution Version

Schedule 2

Form of Accession Undertaking

To:	[Insert full name of current Security Trustee] for itself and each of the other parties to the Intercreditor Deed referred to below

From:	[Acceding Creditor]

This Undertaking is made on [date] by [insert full name of applicable party] (the “Acceding Party”) in relation to the Intercreditor Deed (the “Intercreditor Deed”) dated [•] between, amongst others, Alvotech Holdings S.A. as Company, [•] as Security Trustee and the other Creditors and the other Debtors (each as defined in the Intercreditor Deed). Terms defined in the Intercreditor Deed shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding Party being accepted as a [insert applicable defined terms and capacity] for the purposes of the Intercreditor Deed, the Acceding Party confirms that, as from [date], it intends to be party to the Intercreditor Deed as a [insert applicable defined terms and capacity] and undertakes to perform all the obligations expressed in the Intercreditor Deed to be assumed by a [insert applicable defined terms and capacity] and agrees that it shall be bound by all the provisions of the Intercreditor Deed, as if it had been an original party to the Intercreditor Deed.

The Acceding Party expressly ratifies and approves any and all acts done by the Security Trustee on its behalf prior to execution by the Acceding Party of this Accession Undertaking.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into as delivered on the date stated above.

[insert full name of Acceding Creditor]

EXECUTED and DELIVERED as a DEED

By:

[By:	]

Witness’ signature:

Name:

Address:

Occupation:

Accepted by the Security Trustee )

for and on behalf of )

[Insert full name of current Security Trustee] )

Signed:

By:

Date:

Execution Version

Schedule 3

Form of Debtor Resignation Request

To:	[•] as Security Trustee

From:	[resigning Debtor] and [Company]

Dated:

Dear Sirs,

Intercreditor Deed dated [•] between, amongst others, [•] as company, [•] as security trustee, [•] as bondholders, the other Creditors and the other Debtors (each as defined in the Intercreditor Deed) (the “Intercreditor Deed”).

1.

We refer to the Intercreditor Deed. This is a Debtor Resignation Request. Terms defined in the Intercreditor Deed have the same meaning in this Debtor Resignation Request unless given a different meaning in this Debtor Resignation Request.

2.	Pursuant to clause 16.9 (Resignation of a Debtor) of the Intercreditor Deed we request that [resigning Debtor] be released from its obligations as a Debtor under the Intercreditor Deed.

3.	We confirm that:

(a)	no Default is continuing or would result from the acceptance of this request; and

(b)	[resigning Debtor] is under no actual or contingent obligations in respect of the Intra-Group Liabilities.

4.	This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

[Company]	[Resigning Debtor]

By:	By:

Execution Version

Signature Pages

The Company

EXECUTED and DELIVERED as a	)

DEED by ALVOTECH HOLDINGS S.A.	)

acting by	)

Johann Johannson	)	/s/ Johann Johannson

who is duly authorised by	)	Title: Director and authorised signatory

ALVOTECH HOLDINGS S.A.	)

to sign on its behalf	)

in the presence of:	)

Witness’ signature:	/s/ Margaret Heimisdottir

Name:	Margaret Heimisdottir

Address:

Occupation:	Alvotech

Notice Details

Address:

Fax no.:

Attention:	Chief Financial Officer

An Original Debtor

EXECUTED and DELIVERED as a	)

DEED by ALVOTECH HF.	)

acting by	)

Rasmus Rojkjaer	)	/s/ Rasmus Rojkjaer

who is duly authorised by	)	Title: CEO and authorised signatory

ALVOTECH HF.	)

to sign on its behalf	)

in the presence of:	)

Witness’ signature:	/s/ Margaret Heimisdottir

Name:	Margaret Heimisdottir

Address:

Occupation:	Alvotech

Notice Details

Address:

Fax no.:

Attention:	Chief Financial Officer

An Original Debtor

EXECUTED and DELIVERED as a	)

DEED by GLYCOTHERA GMBH	)

acting by	)

Rasmus Rojkjaer	)	/s/ Rasmus Rojkjaer

who is duly authorised by	)	Title: CEO Alvotech

GLYCOTHERA GMBH	)

to sign on its behalf	)

in the presence of:	)

Witness’ signature:	/s/ Margaret Heimisdottir

Name:	Margaret Heimisdottir

Address:

Occupation:	Alvotech

Notice Details

Address:

Fax no.:

Attention:	Chief Financial Officer

An Original Debtor

EXECUTED and DELIVERED as a	)

DEED by	)

ALVOTECH GERMANY GMBH	)

acting by	)

Rasmus Rojkjaer	)	/s/ Rasmus Rojkjaer

who is duly authorised by	)	Title: CEO Alvotech

ALVOTECH GERMANY GMBH	)

to sign on its behalf	)

in the presence of:	)

Witness’ signature:	/s/ Margaret Heimisdottir

Name:	Margaret Heimisdottir

Address:

Occupation:	Alvotech

Notice Details

Address:

Fax no.:

Attention:	Chief Financial Officer

An Original Debtor

EXECUTED and DELIVERED as a	)

DEED by ALVOTECH SWISS AG	)

acting by	)

Rasmus Rojkjaer	)	/s/ Rasmus Rojkjaer

who is duly authorised by	)	Title: CEO

ALVOTECH SWISS AG	)

to sign on its behalf	)

in the presence of:	)

Witness’ signature:	/s/ Margaret Heimisdottir

Name:	Margaret Heimisdottir

Address:

Occupation:	Alvotech

Notice Details

Address:

Fax no.:

Attention:	Chief Financial Officer

An Original Debtor

EXECUTED and DELIVERED as a	)

DEED by CLSA LIMITED	)

acting by	)

Nathan McMurtray	)	/s/ Nathan McMurtray

who is duly authorised by	)	Title: Managing Director

CLSA LIMITED	)

to sign on its behalf	)

in the presence of: Caobin Zhou)

Witness’ signature:	/s/ Caobin Zhou

Name:	Caobin Zhou

Address:	18/F One Pacific Place, 88 Queensway, Hong Kong

Occupation:	Analyst

Notice Details

Address:

Email:

Attention:	Nathan McMurtray, Head of Equity Linked Products

An Original Debtor

EXECUTED and DELIVERED as a	)

DEED by	)

MADISON PACIFIC TRUST LIMITED	)

acting by	)

Jonathan Lee Hatch	)	/s/ Jonathan Lee Hatch

who is duly authorised by	)	Title: Managing Director

MADISON PACIFIC TRUST LIMITED	)

to sign on its behalf	)

in the presence of:	)

Witness’ signature:	/s/ Holly Jocelyn Hamilton

Name:	Holly Jocelyn Hamilton

Address:

Occupation:	Associate Director

Notice Details

Address:	Madison Pacific Trust Limited

Email:

Attention:	Jonathan Hatch

__ December 2022

SUBORDINATION AGREEMENT

between

Alvotech

Borrower

The Creditors named in Schedule 1

Original Subordinated Creditor

Alvogen Lux Holdings S.à r.l.

Senior Lender

and others

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This Agreement is dated __ December 2022, and made between:

(1)

Alvotech, a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register under number B258884 (the “Borrower”);

(2)	the creditors named in Schedule 1 (Original Subordinated Creditors), (the “Original Subordinated Creditor”); and

(3)

Alvogen Lux Holdings S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 5, rue Heienhaff, L-1736 Senningerberg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register under number B 149045 as senior lender (the “Senior Lender”).

It is agreed as follows:

1	Definitions and Interpretation

1.1	Definitions

In this Agreement (unless the context otherwise requires or unless otherwise provided for in this Agreement) words and expressions defined in the Senior Facility Agreement shall have the same meaning herein:

“Cash Loans” has the meaning given to that term in the Senior Facility Agreement.

“Creditor Accession Undertaking” means an undertaking substantially in the form set out in Schedule 2 (Form of Creditor Accession Undertaking).

“Enforcement Action” means in relation to any Subordinated Liabilities:

(a)	the acceleration of any Subordinated Liabilities or the making of any declaration that any Subordinated Liabilities are prematurely due and payable;

(b)	the making of any declaration that any Subordinated Liabilities are payable on demand;

(c)	the making of a demand in relation to a Subordinated Liability that is payable on demand;

(d)	the exercise of any right to require the Borrower to acquire a Subordinated Liability;

(e)	the exercise of any right of set-off, account combination or payment netting against the Borrower in respect of any Subordinated Liabilities;

(f)	the suing for, commencing or joining of any legal or arbitration proceedings against the Borrower to recover any Subordinated Liabilities;

(g)	the entering into of any composition, compromise, assignment or arrangement with the Borrower with respect to any Subordinated Liabilities; or

(h)

the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation of the Borrower, or the assets of the Borrower or any suspension of payments or moratorium of any indebtedness of the Borrower, or any analogous procedure or step in any jurisdiction.

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“Insolvency Event” means, in relation to the Borrower:

(a)

any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of the Borrower, a moratorium is declared in relation to any indebtedness of the Borrower or an administrator is appointed to the Borrower;

(b)	any composition, compromise, assignment or arrangement is made with any of its creditors;

(c)	the appointment of any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of the Borrower or any of its assets; or

(d)	any analogous procedure or step is taken in any jurisdiction.

“Party” means a party to this Agreement.

“Payment” means, in respect of any Senior Liabilities or Subordinated Liabilities or any other liabilities or obligations, in each case, as the context requires, a payment, prepayment, repayment, redemption, defeasance or discharge of those Senior Liabilities, Subordinated Liabilities or other liabilities or obligations.

“Rollover Loans” has the meaning given to that term in the Senior Facility Agreement.

“Senior Bonds” has the meaning given to that term in the Subordinated Debt Documents.

“Senior Bonds Instrument” has the meaning given to that term in the Subordinated Debt Documents.

“Senior Discharge Date” means the first date on which all Senior Liabilities have been unconditionally and irrevocably paid and discharged in full, whether or not as the result of an enforcement, and the Senior Lender is under no further obligation to provide financial accommodation to the Borrower under the Senior Facility Agreement.

“Senior Facility” has the meaning given to the term “Facility” in the Senior Facility Agreement.

“Senior Facility Agreement” means the subordinated loan agreement entered into between the Borrower and the Senior Lender dated 16 November 2022.

“Senior Finance Documents” has the meaning given to the term “Transaction Documents” in the Senior Facility Agreement.

“Senior Liabilities” means all present and future obligations and liabilities at any time due, owing or incurred by the Borrower to the Senior Lender solely under the Rollover Loans granted by the Senior Lender to the Borrower pursuant to the terms of the Senior Facility Agreement, both actual and contingent and whether incurred solely or jointly or as principal or surety or in any other capacity. For the avoidance of doubt, any present or future obligations or liabilities owing or incurred by the Borrower to the Senior Lender under the Cash Loans of the Senior Facility Agreement will not form any part of the Senor Liabilities.

“Subordinated Creditor” means the Original Subordinated Creditor and any other person which becomes a Party as a Subordinated Creditor in accordance with the terms of Clause 9 (Changes to the Parties).

“Subordinated Liabilities” means all present and future liabilities and obligations at any time owed to a Subordinated Creditor by the Borrower under any Subordinated Debt Document, both actual and contingent and whether incurred solely or jointly or as principal or surety or in any other capacity.

“Subordinated Debt Documents” means each of:

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(a)	the ISK convertible bonds due 20 December 2025 constituted by a tranche A bond instrument to be entered into by the Borrower to the Subordinated Creditor; and

(b)	the USD convertible bonds due 20 December 2025 constituted by a tranche B bond instrument to be entered into by the Borrower to the Subordinated Creditor.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	the “Senior Lender”, the “Borrower”, a “Subordinated Creditor” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)

any “Subordinated Debt Document”, a “Senior Finance Document” or any other agreement or instrument is a reference to that Subordinated Debt Document, Senior Finance Document, or other agreement or instrument, as amended, novated, supplemented, extended or restated as permitted by this Agreement;

(iv)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(v)

a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(vi)

a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(vii)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Section, Clause and Schedule headings are for ease of reference only.

1.3	Currency symbols and definitions

(c)	“$”, “USD” and “dollars” denote the lawful currency of the United States of America; and

(d)	“ISK” or “Icelandic Króna” means the lawful currency of Iceland.

1.4	Third Party Rights

(e)

Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Rights Act”) to enforce or to enjoy the benefit of any term of this Agreement.

(f)	Notwithstanding any term of this Agreement, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

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2	Priorities

Each Subordinated Creditor agrees that the Subordinated Liabilities are postponed and subordinated to the Senior Liabilities.

3	Senior Lender and Senior Liabilities

3.1	Payment of Senior Liabilities

The Borrower may make Payments of the Senior Liabilities at any time in accordance with the Senior Finance Documents.

3.2	Amendments and Waivers: Senior Lender

The Senior Lender may amend or waive the terms of any Senior Finance Document (other than this Agreement) in accordance with their terms at any time.

4	Subordinated Liabilities

4.1	Restriction on Payment: Subordinated Liabilities

Prior to the Senior Discharge Date, the Borrower shall not make any Payment of the Subordinated Liabilities at any time unless:

(a)	that Payment is permitted under Clause 4.2 (Permitted Payments: Subordinated Liabilities); or

(b)	the taking or receipt of that Payment is permitted under Clause 4.7 (Permitted Enforcement: Subordinated Creditor).

4.2	Permitted Payments: Subordinated Liabilities

The Borrower may only make Payments in respect of the Subordinated Liabilities then due if the Senior Lender consents to that Payment being made.

4.3	Payment obligations continue

The Borrower shall not be released from the liability to make any Payment (including of default interest, if any, which shall continue to accrue) under the Subordinated Debt Documents by the operation of Clauses 4.1 (Restriction on Payment: Subordinated Liabilities) and 4.2 (Permitted Payments: Subordinated Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

4.4	Amendments and Waivers: Subordinated Creditor

(a)	Prior to the Senior Discharge Date, no Subordinated Creditor may amend, waive or agree the terms of any of the Subordinated Debt Documents if such amendment or waiver would:

(i)	conflict with any of the New Equity Issuance Minimum Conditions;

(ii)	change the relative ranking or priority of the Subordinated Liabilities and/or the Rollover Loans; or

(iii)	otherwise be prejudicial to the interests of the Senior Lender,

unless the prior consent of the Senior Lender is obtained.

(b)	Paragraph (a) above does not apply to any amendment, waiver or consent which is minor, technical or administrative or corrects a manifest error.

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4.5	Security: Subordinated Creditor

Prior to the Senior Discharge Date, no Subordinated Creditor may take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss from the Borrower or any other person in respect of any of the Subordinated Liabilities.

4.6	Restriction on Enforcement: Subordinated Creditor

Subject to Clause 4.7 (Permitted Enforcement: Subordinated Creditor), no Subordinated Creditor shall be entitled to take any Enforcement Action in respect of any of the Subordinated Liabilities at any time prior to the Senior Discharge Date.

4.7	Permitted Enforcement: Subordinated Creditor

After the occurrence of an Insolvency Event in relation to the Borrower, a Subordinated Creditor may (unless otherwise directed by the Senior Lender or unless the Senior Lender has taken, or has given notice that it intends to take, action on behalf of that Subordinated Creditor in accordance with Clause 5.3 (Filing of claims)), exercise any right it may otherwise have in respect of the Subordinated Liabilities to:

(a)	accelerate the Subordinated Liabilities or declare them prematurely due and payable;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by the Borrower in respect of any Subordinated Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Subordinated Liabilities; or

(d)	claim and prove in the liquidation of the Borrower for the Subordinated Liabilities owing to it.

4.8	Representations: Subordinated Creditor

Each Subordinated Creditor represents and warrants to the Senior Lender that:

(a)	it is a corporation, duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation;

(b)

the obligations expressed to be assumed by it in this Agreement are, subject to any general principles of law limiting its obligations which are applicable to creditors generally, legal, valid, binding and enforceable obligations;

(c)	the entry into and performance by it of this Agreement does not and will not:

(i)	conflict with any law or regulation applicable to it, its constitutional documents or any agreement or instrument binding upon it or any of its assets; or

(ii)	constitute a default or termination event (however described) under any agreement or instrument binding on it or any of its assets; and

(d)

it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement.

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5	Effect of Insolvency Event

5.1	Distribution

(a)

After the occurrence of an Insolvency Event in relation to the Borrower, each Subordinated Creditor shall, to the extent it is entitled to receive a distribution out of the assets of the Borrower, in respect of Subordinated Liabilities owed to it and, to the extent it is able to do so, direct the person responsible for the distribution of the assets of the Borrower, to make that distribution to the Senior Lender (or to such other person as the Senior Lender shall direct) until the Senior Liabilities have been paid in full.

(b)	The Senior Lender shall apply distributions made to it under paragraph (a) above in accordance with Clause 8 (Application of Proceeds).

5.2	Set-Off

To the extent that any Subordinated Liabilities owed to a Subordinated Creditor are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to the Borrower, that Subordinated Creditor shall pay an amount equal to the amount of the Subordinated Liabilities owed to it which are discharged by that set-off to the Senior Lender for application in accordance with Clause 8 (Application of Proceeds).

5.3	Filing of claims

After the occurrence of an Insolvency Event in relation to the Borrower, each Subordinated Creditor irrevocably authorises the Senior Lender, on its behalf, to:

(a)	take any Enforcement Action (in accordance with the terms of this Agreement) against the Borrower;

(b)	demand, sue, prove and give receipt for any or all of the Subordinated Liabilities owed to that Subordinated Creditor;

(c)	collect and receive all distributions on, or on account of, any or all of the Subordinated Liabilities owed to that Subordinated Creditor; and

(d)	file claims, take proceedings and do all other things the Senior Lender considers reasonably necessary to recover the Subordinated Liabilities owed to that Subordinated Creditor.

5.4	Further assurance - Subordinated Creditor

Each Subordinated Creditor will:

(a)	do all things that the Senior Lender requests in order to give effect to this Clause 5; and

(b)

if the Senior Lender is not entitled to take any of the actions contemplated by this Clause 5 or if the Senior Lender requests that the relevant Subordinated Creditor take that action, undertake that action itself in accordance with the instructions of the Senior Lender or grant a power of attorney to the Senior Lender (on such terms as the Senior Lender may reasonably require) to enable the Senior Lender to take such action.

6	Turnover of Receipts

6.1	Turnover by Subordinated Creditor

If at any time prior to the Senior Discharge Date, any Subordinated Creditor receives or recovers:

(a)	any Payment or distribution of, or on account of or in relation to, any of the Subordinated Liabilities which is not either:

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(i)	a Payment permitted under Clause 4.2 (Permitted Payments: Subordinated Liabilities); or

(ii)	made in accordance with Clause 8 (Application of Proceeds);

(b)

other than where Clause 5.2 (Set-Off) applies, any amount by way of set-off in respect of any of the Subordinated Liabilities owed to it which does not give effect to a Payment permitted under Clause 4.2 (Permitted Payments: Subordinated Liabilities); or

(c)

any distribution in cash or in kind or Payment of, or on account of or in relation to, any of the Subordinated Liabilities owed to it which is not in accordance with Clause 8 (Application of Proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of the Borrower, that Subordinated Creditor will:

(i)	in relation to receipts and recoveries not received or recovered by way of set-off:

b.

hold an amount of that receipt or recovery equal to the Subordinated Liabilities (or if less, the amount received or recovered) on trust for the Senior Lender and promptly pay that amount to the Senior Lender for application in accordance with the terms of this Agreement; and

c.

promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Subordinated Liabilities to the Senior Lender for application in accordance with the terms of this Agreement; and

(ii)

in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Senior Lender for application in accordance with the terms of this Agreement.

6.2	Saving provision

If, for any reason, any of the trusts expressed to be created in this Clause 6 should fail or be unenforceable, the affected Subordinated Creditor will promptly pay an amount equal to that of the receipt or recovery to the Senior Lender for application in accordance with the terms of this Agreement.

7	Redistribution

7.1	Subordinated Creditor’s rights

(a)

Any amount paid by any Subordinated Creditor to the Senior Lender under Clause 5 (Effect of Insolvency Event) or Clause 6 (Turnover of Receipts) shall be treated as having been paid by the Borrower and distributed to the Senior Lender in accordance with the terms of this Agreement.

(b)

On receipt by the Senior Lender under paragraph (a) above of a Payment received by the relevant Subordinated Creditor from the Borrower, as between the Borrower and that Subordinated Creditor an amount equal to the amount received or recovered by that Subordinated Creditor and paid to the Senior Lender (the “Shared Amount”) will be treated as not having been paid by the Borrower

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7.2	Reversal of redistribution

If any part of the Shared Amount received or recovered by a Subordinated Creditor becomes repayable or returnable to the Borrower and is repaid or returned by that Subordinated Creditor to the Borrower, then:

(a)

the Senior Lender shall pay to the Subordinated Creditor an amount equal to the Shared Amount (together with an amount as is necessary to reimburse that Subordinated Creditor for any interest on the Shared Amount which that Subordinated Creditor is required to pay) (the “Redistributed Amount”); and

(b)	as between the Borrower and each relevant Sharing Creditor, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by the Borrower.

7.3	No Subrogation

Prior to the Senior Discharge Date, the Subordinated Creditor will not exercise any rights which it may have to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Senior Finance Documents of the Senior Lender.

8	Application of Proceeds

8.1	Order of application

The Senior Lender shall apply all amounts from time to time received or recovered by it pursuant to the terms of this Agreement in respect of the Subordinated Liabilities (for the purposes of this Clause 8, the “Recoveries”) as it (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this Clause 8 (Application of Proceeds)), in the following order of priority:

(a)	in or towards discharge of the Senior Liabilities (in accordance with the terms of the Senior Finance Documents):

(b)	if the Borrower is not under any further actual or contingent liability under any Senior Finance Document:

(i)	first, in payment or distribution to creditor of the Borrower to whom the Senior Lender is contractually or legally obliged to pay or distribute in priority to any Subordinated Creditor;

(ii)	then, in payment or distribution to the Subordinated Creditors for application towards the discharge of the Subordinated Liabilities; and

(c)	the balance, if any, in payment or distribution to the Borrower.

9	Changes to the Parties

9.1	No change of Subordinated Creditor

Prior to the Senior Discharge Date, no Subordinated Creditor may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of the Subordinated Liabilities owed to it unless the Senior Lender has consented in writing to that assignment or transfer and the assignee or transferee has (if not already a Party as a Subordinated Creditor) acceded to this Agreement as a Subordinated Creditor pursuant to Clause 9.3 (Creditor Accession Undertaking) or has otherwise agreed in favour of the Senior Lender to subordinate its claims against the Borrower on substantially the same terms as this Agreement and in form and substance satisfactory to the Senior Lender.

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9.2	New Subordinated Creditor

If any person is or becomes the creditor of any Subordinated Liabilities pursuant to the terms of the Subordinated Debt Documents (whether by new subscription or transfer from an existing Subordinated Creditor), the Borrower will procure that the Creditor of that Subordinated Liabilities (if not already a Party as a Subordinated Creditor) accedes to this Agreement as a Subordinated Creditor pursuant to Clause 9.3 (Creditor Accession Undertaking).

9.3	Creditor Accession Undertaking

With effect from the date of acceptance by the Senior Lender of a Creditor Accession Undertaking duly executed and delivered to the Senior Lender by the relevant acceding party or, if later, the date specified in that Creditor Accession Undertaking:

(a)

any Party ceasing entirely to be a Subordinated Creditor shall be discharged from further obligations towards the Senior Lender and other Parties under this Agreement and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date); and

(b)

as from that date, the replacement or new Subordinated Creditor shall assume the same obligations and become entitled to the same rights, as if it had been an original Party as a Subordinated Creditor.

10	Preservation

10.1	Partial invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

10.2	No impairment

If, at any time after its date, any provision of this Agreement is not binding on or enforceable in accordance with its terms against a person expressed to be a Party, neither the binding nature nor the enforceability of that provision or any other provision of this Agreement will be impaired as against the other Parties.

10.3	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under this Agreement shall operate as a waiver of that right or remedy or constitute an election to affirm this Agreement. No election to affirm this Agreement on the part of the Senior Lender shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

10.4	Waiver of defences

The provisions of this Agreement will not be affected by an act, omission, matter or thing which, but for this Clause 10.4, would reduce, release or prejudice the subordination and priorities expressed to be created by this Agreement including (without limitation and whether or not known to any Party):

(a)	any time, waiver or consent granted to, or composition with, the Borrower or other person;

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(b)	the release of the Borrower or any other person under the terms of any composition or arrangement with any creditor of the Borrower;

(c)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Borrower or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Borrower or other person;

(e)

any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Subordinated Debt Document, a Senior Finance Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Subordinated Debt Document, any Senior Finance Document or any other document or security;

(g)	any intermediate Payment of any of the Senior Liabilities in whole or in part; or

(h)	any insolvency or similar proceedings.

10.5	Priorities not affected

Except as otherwise provided in this Agreement the priorities referred to in Clause 2 (Priorities) will:

(a)

not be affected by any reduction or increase in the principal amount of the Senior Liabilities or by any intermediate reduction or increase in, amendment or variation to any of the Senior Finance Documents, or by any variation or satisfaction of, any of the Senior Liabilities or any other circumstances;

(b)

apply regardless of the order in which or dates upon which this Agreement, any Senior Finance Document and any Subordinated Debt Document are executed or registered or notice of them is given to any person; and

(c)

postpone and subordinate the Subordinated Liabilities to the Senior Liabilities regardless of the date upon which any of the Senior Liabilities or the Subordinated Liabilities arise or of any fluctuations in the amount of any of the Senior Liabilities outstanding.

11	Amendments

Any term of this Agreement may only be amended or waived with the consent of the Parties and any such amendment or waiver will be binding on all Parties.

12	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

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13	Law and Jurisdiction

13.1	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

13.2	Jurisdiction

The provisions of clause 28 (Governing Law and Enforcement) of the Senior Facility Agreement shall apply to this Agreement as if set out in full in this Agreement and as if references therein to “this Agreement”, the “Lender” and the “Parties” were references to, respectively, this Agreement, the Senior Lender and the Parties.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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Schedule 1

Original Subordinated Creditors

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Schedule 2

Form of Creditor Accession Undertaking

To:	Alvogen Lux Holdings S.à r.l. as Senior Lender

From:	[Acceding Creditor]

This Undertaking is made on [date] by [insert full name of new Subordinated Creditor] (the “Acceding Subordinated Creditor”) in relation to the subordination agreement (the “Subordination Agreement”) dated [•] between, among others, Alvotech as borrower, Alvogen Lux Holdings S.à r.l. as senior lender and [•] as original subordinated creditor. Terms defined in the Subordination Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding Subordinated Creditor being accepted as a Subordinated Creditor for the purposes of the Subordination Agreement, the Acceding Subordinated Creditor confirms that, as from [date], it intends to be party to the Subordination Agreement as a Subordinated Creditor and undertakes to perform all the obligations expressed in the Subordination Agreement to be assumed by a Subordinated Creditor and agrees that it shall be bound by all the provisions of the Subordination Agreement as a Subordinated Creditor, as if it had been an original party to the Subordination Agreement in that capacity.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Undertaking has been entered into on the date stated above.

Acceding Subordinated Creditor

EXECUTED by [insert full name of Acceding Subordinated Creditor]

By:

Address:

Fax:

Accepted by the Senior Lender for and on behalf of Alvogen Lux Holdings S.à r.l. Date:

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Signatures

The Borrower

By: Alvotech

Authorised signatory
Name:

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The Original Subordinated Creditor

By:

Authorised signatory

In the presence of

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The Senior Lender

Alvogen Lux Holdings S.à r.l.	Name: Title:

Name: Title:

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